UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN, Plaintiff, v. ERNEST E. MONRAD, BRUCE H. MONRAD, PETER J. BLAMPFIELD, GEORGE P. BEAL, CHARLES R. DAUGHERTY, and NORTHEAST INVESTORS TRUST, Defendants.	)))))))))))))) CIVIL ACTION NO.

COMPLAINT

1.   Plaintiff Robert B. Minturn, a former officer, clerk, and chief legal officer of Northeast Investors Trust, files this action under the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, *et seq.*, to recover retirement benefits owed to him following a 35-year career.

2.   In 1989, the Defendants created an employee benefit plan under which they agreed to pay Plaintiff Minturn certain retirement benefits. When Plaintiff Minturn retired in December 2013, he was entitled to receive a total of $1.75 million in quarterly payments over a ten-year period.

3.   Following his retirement, Plaintiff Minturn initially received $175,000 annually in quarterly payments of $43,750 under the terms of the plan. In March 2018, the Defendants unilaterally reduced Plaintiff Minturn's quarterly payments to $10,000. Following the April 2019 quarterly payment, the Defendants have failed to make any payments to Plaintiff Minturn.

4.   Under the terms of the plan, Plaintiff Minturn is owed $1 million of his promised retirement benefits. Plaintiff Minturn has sent the Defendants a written demand that they resume paying those retirement benefits, which they have refused.

5.   The Complaint seeks declaratory, injunctive, and monetary relief pursuant to § 502(a)(1)(B) and § 502 (a)(3) of the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1132(a)(1)(B) and 1132(a)(3). Alternatively, the Complaint states a claim for breach of contract under Massachusetts state law. The Complaint also seeks an award of attorney's fees and costs.

JURISDICTION AND VENUE

6.   This Court has jurisdiction over the subject matter of this action pursuant to 29 U.S.C. § 1331 where Plaintiff is seeking to recover benefits under an employee pension benefit plan existing under ERISA pursuant to 29 U.S.C. §§ 1132(e) and (f). Supplemental jurisdiction over the pendant state law claims is proper pursuant to 28 U.S.C. § 1367(a).

7.   Venue lies in the District of Massachusetts pursuant to 29 U.S.C. § 1132(e)(2) because some of the events giving rise to Plaintiff Minturn's claims occurred in the District, Plaintiff resides in the District of Massachusetts, Defendant Northeast Investors Trust has its principal place of business in the District, and three of the individual Defendants are citizens of Massachusetts.

PARTIES

8.   Plaintiff Robert B. Minturn is a Massachusetts citizen and resides in Boston, Massachusetts.

9.   Defendant Ernest E. Monrad is a Trustee of Defendant Northeast Investors Trust. He is a Massachusetts citizen and resides in Chestnut Hill, Massachusetts.

10.   Defendant Bruce H. Monrad is a Trustee of Defendant Northeast Investors Trust. He is a Massachusetts citizen and resides in Newton, Massachusetts.

11.   Defendant Peter J. Blampied is a Trustee of Defendant Northeast Investors Trust. He is a Massachusetts citizen and resides in Hingham, Massachusetts.

12.   Defendant George P. Beal is a Trustee of Defendant Northeast Investors Trust. He is a New Hampshire citizen and resides in Lyme, New Hampshire.

13.   Defendant Charles R. Daugherty is a Trustee of Defendant Northeast Investors Trust. He is a Connecticut citizen and resides in Greenwich, Connecticut.

14.   Defendant Northeast Investors Trust is a Massachusetts business trust, formed and existing under G.L. c. 182, §§ 1, *et seq.*, with its principal place of business at 125 High Street in Boston, Massachusetts

FACTUAL ALLEGATIONS

15.   Northeast Investors Trust ("Company") is a registered investment company that manages the pooled capital of its shareholders. According to its most recent Annual Report, the Company has more than $200 million of net assets, mostly in high-yield corporate bonds.

16.   In the late 1970's, Plaintiff Minturn started working for the Company at its offices at 50 Congress Street in Boston. Plaintiff Minturn served at times as the Company's Clerk, Vice President, and Chief Legal Officer, and was one of the officers responsible for overseeing its operation and management. In addition, Plaintiff Minturn served as a Trustee of the Company beginning in 1980.

Agreement To Pay Retirement Benefits

17.   On or about July 1, 1989, the Trustees of the Northeast Investors Trust executed a Memorandum of Agreement by and among Trustees ("Agreement"). A true and correct copy of the Agreement is attached hereto as an exhibit to this Complaint and incorporated herein as if fully set forth. The Agreement was amended three times, most recently in 2005.

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18.   The Agreement provides that upon Plaintiff Minturn's retirement, he would

receive compensation of $100,000 annually to be paid out quarterly over a ten-year period. See

Agreement, § 6. If at the time of Plaintiff Minturn's retirement, the net assets of the Company

were in excess of $405,587,878 (the Trust's net assets as of March 31, 1989), the Agreement

provided that his retirement benefit would be increased by $25,000 annually for each full $100

million increase in the Company's net assets.

19.   Although the Agreement also provides that the payment of retirement benefits to

two other Trustees, Ernest E. Monrad and William A. Oates, Jr., could be reduced under certain

circumstances, that provision expressly did not apply to Plaintiff Minturn.

Failure To Pay Agreed Retirement Benefits

20.   Plaintiff Minturn retired from the Company on December 31, 2013.

21.   At the time of Plaintiff Minturn's retirement, the total net assets of the Company

were in excess of $760 million, which was an increase from July 1, 1989 of more than $350

million.

22.   Under the terms of the Agreement, Plaintiff Minturn is entitled to receive

compensation of $175,000 annually to be paid out quarterly over a ten-year period.

23.   In April 2014, Plaintiff Minturn received the first payment due under the

Agreement. Between April 2014 through January 2018, Plaintiff Minturn received $175,000

annually in quarterly payments of $43,750.

24.   Under the terms of the Agreement, Plaintiff Minturn was entitled to receive a

quarterly payment of $43,750 on April 2, 2018. The Defendants breached the Agreement and

paid Plaintiff Minturn $10,000 on April 2, 2018 and on each quarter thereafter through April 1,

2019. The Defendants have made no payments to Plaintiff Minturn after April 1, 2019.

25.   The Defendants provided no notice of their decision to terminate the payments under the Agreement and have failed to identify sufficiently the specific reasons for their actions.

26.   On May 31, 2018, and again on February 7, 2019, Plaintiff Minturn, through his counsel, objected to the Defendants' failure and refusal to make payments required by the Agreement. Notwithstanding the Plaintiff's objections, the Defendants have refused to pay the retirement benefits due and owing.

COUNT I
(Wrongful Denial of Benefits Under ERISA § 502(a)(1)(B))

27.   Plaintiff reasserts and incorporates herein the facts contained in the foregoing paragraphs of this Complaint.

28.   The Agreement establishes an "employee pension benefit plan" under 29 U.S.C. § 1002(2)(A) and, as such, the administration, interpretation, and enforcement of the plan are subject to the terms of the ERISA statute.

29.   Section 502(a)(1)(B) of ERISA permits a plan participant to bring a civil action to recover benefits due to him under the terms of a plan, to enforce his rights under the terms of the plan, and/or clarify his rights to future benefits under the terms of a plan.

30.   Plaintiff Minturn is a plan beneficiary under the Agreement.

31.   Under the terms of the Agreement, Plaintiff Minturn is entitled to a total benefit of $1,750,000 to be paid in quarterly payments over a period of ten years starting from the date of his retirement.

32.   The Defendants, who are administrators of the Agreement, improperly withheld benefits owed to Plaintiff Minturn under its provisions.

33.   Plaintiff Minturn, through written demands from his counsel on May 31, 2018 and February 7, 2019, has objected to the Defendants' unilateral decision to reduce, and then to eliminate, his retirement benefits.

34.   Plaintiff Minturn has exhausted any administrative remedies available to him.

35.   Defendants have rejected Plaintiff Minturn's demands and have not provided an adequate explanation of their denial of benefits to him.

36.   By denying Plaintiff Minturn the benefits he is entitled to under the terms of the Agreement, the Defendants have violated, and continue to violate, the terms of the Agreement and Plaintiff Minturn's rights under the Agreement and the governing law.

37.   As a result of Defendants' wrongful denial of benefits owed under the terms of the Agreement, Plaintiff Minturn has suffered a cognizable and ongoing loss and is entitled to damages under 29 U.S.C. § 1132 (a)(1)(B).

COUNT II
(Breach of Fiduciary Duty Under ERISA § 502(a)(3))

38.   Plaintiff reasserts and incorporates herein the facts contained in the foregoing paragraphs of this Complaint.

39.   Section 404(a) of ERISA requires that a fiduciary discharge his or her duties with respect to a plan solely in the interest of the participants and beneficiaries, for the exclusive purpose of providing benefits to participants and fiduciaries and defraying reasonable expenses of administering the plan, and in accordance with the documents and instruments governing the plan insofar as such documents and instruments are consistent with other provisions of ERISA.

40.   Section 502(a)(3) of ERISA authorizes a beneficiary of a plan to file suit to "enjoin any act or practice" that violates Title I of ERISA or the terms of a plan, and/or to obtain "other appropriate relief" to redress such violations.

41.   With respect to the Agreement, the Defendants are fiduciaries as administrators with the capacity to exercise limited discretion and control over its management and the distribution of assets in accordance with its provisions.

42.   As fiduciaries, Defendants breached their duty to act "solely in the interest of participants and beneficiaries [of the plan] and for the exclusive purpose of providing [them] benefits" under § 404(a)(1) of ERISA.

43.   By engaging in the acts and omissions described above, including but not limited to interpreting the Agreement in a manner contrary to applicable law, preferring their self-interest over the interests of the beneficiaries, and refusing to provide Plaintiff Minturn the benefits mandated by ERISA, the Defendants have breached their fiduciary duty to Plaintiff Minturn and have violated Title I of ERISA.

44.   As a result of the Defendants' breach, Plaintiff Minturn has suffered a cognizable and ongoing loss and is entitled to equitable relief under 29 U.S.C. § 1132 (a)(3).

COUNT III
(Award of Attorney's Fees and Costs Under 29 U.S.C. § 1132 (g))

45.   Plaintiff reasserts and incorporates herein the facts contained in the foregoing paragraphs of this Complaint.

46.   As the Defendants have failed to pay Plaintiff Minturn the benefits he is owed under the terms of the Agreement, and have caused him to incur attorney's fees and costs, and will cause him to incur additional fees and costs, Plaintiff is entitled under 29 U.S.C. § 1132(g) to recover costs of this litigation, including reasonable attorney's fees and interest at the Massachusetts statutory rate of 12% per annum on all back due benefits.

COUNT IV
(In the Alternative - Breach of Contract)

47.   Plaintiff reasserts and incorporates herein the facts contained in the foregoing paragraphs of this Complaint.

48.   Plaintiff Minturn and the Defendants entered into a contract in 1989 that required the Defendants to pay Plaintiff Minturn certain retirement benefits.

49.   The Defendants have materially breached their obligations to Plaintiff Minturn under the parties' contract.

50.   Plaintiff Minturn has fully and substantially complied with his obligations under the parties' contract and otherwise.

51.   Plaintiff Minturn has suffered damages as a result of the breach by the Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff Robert B. Minturn requests that the Court enter judgment against the Defendants on all counts and that this Court award the following relief:

1. Declare that Plaintiff Minturn has a right to receive quarterly payments in the amount of $43,750 for the remainder of the term of the Agreement;

2. Declare that the Defendants have violated the terms of the Agreement;

3. Declare that the Defendants have breached their fiduciary duty to Plaintiff Minturn;

4. Declare that by refusing to pay the retirement benefits specified in the Agreement, Defendants have violated ERISA;

5. Order that Defendants pay Plaintiff Minturn amounts sufficient to make Plaintiff whole for the harm he has suffered due to Defendants' breaches and by providing

other appropriate equitable relief, including but not limited to restitution, prejudgment

interest, and imposing a constructive trust and/or equitable lien on any funds

wrongfully held by Defendants;

6. Order an award to the Plaintiff providing of all relief under ERISA § 502(a), 29

   U.S.C. § 1132(a), or any other applicable law that the Court deems proper;

7. Order an award to the Plaintiff of all attorney's fees and costs under ERISA § 502(g),

   29 U.S.C. § 1132(g), and/or any other applicable doctrine; and

8. Any other relief that the Court deems just and proper.

DEMAND FOR TRIAL BY JURY

The Plaintiff hereby demands a trial by jury on all issues so triable.

ROBERT B. MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO No. 538300)
Douglas W. Salvesen (BBO No. 550322)
YURKO, SALVESEN & REMZ, P.C.
One Washington Mall, 11th Floor
Boston, MA 02108
Tel: (617) 723-6900

Dated: April 6, 2020

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,
 	
           Plaintiff,
 	
v.
 	
ERNEST E. MONRAD, BRUCE H. MONRAD,
PETER J. BLAMPIED, GEORGE P. BEAL,
CHARLES R. DAUGHERTY, and
NORTHEAST INVESTORS TRUST,
 	
           Defendants.
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	)
	) C.A. No. 20-10668 (NMG)
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	)

DEFENDANTS' MOTION TO DISMISS

Pursuant to Fed. R. Civ. P. 12(b)(1) and 12(b)(6), defendants Ernest E. Monrad, Bruce H.

Monrad, Peter J. Blampied, George P. Beal, Charles R. Daugherty, and Northeast Investors Trust

("Defendants") move this Court to dismiss Counts I, II, III and IV of plaintiff Robert B.

Minturn's Complaint. These counts fail to state a claim upon which relief can be granted against

Defendants and there is no basis for federal subject matter jurisdiction.

Robert B. Minturn ("Minturn") is a former Trustee of Northeast Investors Trust, a

registered investment company that manages the pooled capital of its shareholders. Minturn was

a Trustee of the Trust when he entered into a Memorandum and Agreement by and among

Trustees, dated July 1, 1989 ("1989 Agreement"). The 1989 Agreement provided for Minturn's

Trustee compensation as well as "additional Trustee's compensation" payable at the time of his

retirement. The Trustee compensation provided for in the 1989 Agreement is payable from the

proceeds of a management fee paid by the Trust to the Trustees.

The Trustee compensation provided for under the 1989 Agreement is not absolute.

Consistent with their fiduciary obligations to the shareholders of the Trust, the Trustees have

authority under Section 11 of the 1989 Agreement to change or discontinue the Trustee compensation provided for in the 1989 Agreement if they determine such a change is in the best interest of the shareholders. In or about 2018, the independent Trustees suspended Minturn's additional Trustee compensation pursuant to Section 11 of the 1989 Agreement. Minturn objected to and disputed the Trustees' authority to suspend his additional Trustee's compensation and filed this lawsuit seeking reinstatement of his payments.

The parties' dispute concerns the Trustees' authority to reduce or suspend Trustee compensation under Section 11 of the 1989 Agreement. Minturn is not seeking benefits due under the terms of an "employee benefit plan" or "employee pension benefit plan," rather, he is seeking redress for an alleged breach of contract, which is governed by state law, not ERISA. Accordingly, Minturn's Complaint should be dismissed under Rules 12(b)(1) and 12(b)(6) for the following reasons. First, the ERISA claims (Counts I, II and III) should be dismissed because Minturn has failed to plead sufficient facts to make a plausible claim that he was a common law employee of the Trust or the Trustees and therefore, he cannot establish that he was a participant of any alleged ERISA plan. Second, the ERISA claims (Counts I, II and III) should be dismissed because Minturn has failed to plead sufficient facts to plausibly allege that the 1989 Agreement reflects an administrative scheme that is necessary to an ERISA plan. Rather, the "additional Trustee's compensation" set forth in the 1989 Agreement was a fixed amount payable over time and the dispensation of those payments did not involve any discretionary decisions about the timing, amount, or form of payment based on Minturn's situation. Third, all claims against the Trust (Counts I, II, III and IV) should be dismissed for the additional reason that Minturn has failed to plead sufficient facts that the Trust was an administrator or sponsor of the alleged ERISA plan. Finally, for the reasons stated, the 1989 Agreement is not governed by, or subject to the protections of ERISA and therefore, there is no basis for federal subject matter jurisdiction. This contract dispute should be litigated, if at all, in state court, and accordingly, the

case should be dismissed for lack of subject matter jurisdiction under Rule 12(b)(1).

In support of their motion, Defendants rely upon Defendants' Memorandum in Support

of Their Motion to Dismiss and Affidavit of E. Page Wilkins, Esq., submitted herewith.

<u>REQUEST FOR ORAL ARGUMENT</u>

Defendants hereby request a hearing on this Motion to Dismiss all claims in the

Complaint asserted against them by Plaintiff.

Respectfully submitted,

ERNEST E. MONRAD,
BRUCE H. MONRAD,
PETER J. BLAMPIED,
GEORGE P. BEAL,
CHARLES R. DAUGHERTY, and
NORTHEAST INVESTORS TRUST

By their attorneys,

/s/ E. Page Wilkins
David E. Lurie, BBO #542030
E. Page Wilkins, BBO #654535
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel: (617) 367-1970
Fax: (617) 367-1971
Email: pwilkins@luriefriedman.com

Dated: June 15, 2020

Local Rule 7.1(a)(2) Certification

I certify that I conferred with counsel for plaintiff, Douglas W. Salvensen, on May 11,
2020 in a good faith attempt to narrow or resolve the issues raised in this Motion to Dismiss.

/s/ E. Page Wilkins

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CERTIFICATE OF SERVICE

I, E. Page Wilkins, hereby certify that this document filed through the ECF system will be sent electronically to registered participants as identified on the Notice of Electronic Filing and paper copies will be sent to those indicated as non-registered participants on June 15, 2020.

/s/ E. Page Wilkins
E. Page Wilkins

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,	)))	
Plaintiff,	)))	
v.	)))	Case No. 20-10668-NMG
ERNEST E. MONRAD, BRUCE H. MONRAD, PETER J. BLAMPFIELD, GEORGE P. BEAL, CHARLES R. DAUGHERTY, and NORTHEAST INVESTORS TRUST,	)))))	
Defendants.	)))	

DEFENDANTS' MEMORANDUM IN SUPPORT OF THEIR MOTION TO DISMISS

David E. Lurie (BBO #542030)
E. Page Wilkins (BBO #654535)
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel. 617-367-1970
dlurie@luriefriedman.com
pwilkins@luriefriedman.com

Counsel for Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampfield, George P. Beal, Charles R. Daugherty and Northeast Investors Trust

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Other Authorities

Defendants Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampied, George P. Beal, Charles R. Daugherty, and Northeast Investors Trust ("Defendants") submit this memorandum of law in support of their motion under Fed. R. Civ. P. 12(b)(1) and 12(b)(6) to dismiss all counts against them, Counts I, II, III and IV, in the Complaint filed by the plaintiff Robert B. Minturn ("Minturn").

I.   INTRODUCTION

This is not an ERISA case. This is a dispute between current and former Trustees concerning the allocation of their Trust management fee. Minturn is a former Trustee of Northeast Investors Trust, a registered investment company that manages the pooled capital of its shareholders. Minturn was a Trustee of the Trust when he entered into a Memorandum and Agreement by and among Trustees, dated July 1, 1989. The 1989 Agreement provided for Minturn's Trustee compensation as well as "additional Trustee's compensation" payable at the time of his retirement. The Trustee compensation provided for in the 1989 Agreement is payable from the proceeds of a management fee paid by the Trust to the Trustees.

The Trustee compensation provided for under the 1989 Agreement is not absolute. Consistent with their fiduciary obligations to the shareholders of the Trust, the Trustees have authority under Section 11 of the 1989 Agreement to change or discontinue the Trustee compensation provided for in the 1989 Agreement if they determine such a change is in the best interest of the shareholders. In or about 2018, the independent Trustees suspended Minturn's additional Trustee compensation pursuant to Section 11 of the 1989 Agreement. Minturn objected to and disputed the Trustees' authority to suspend his additional Trustee's compensation and filed this lawsuit seeking reinstatement of his payments.

The parties' dispute concerns the Trustees' authority to reduce or suspend Trustee compensation under Section 11 of the 1989 Agreement. Minturn is not seeking benefits due under the terms of an "employee benefit plan" or "employee pension benefit plan," rather, he is seeking redress for an alleged breach of contract, which is governed by state law, not ERISA. Accordingly, Minturn's Complaint should be dismissed under Rules 12(b)(1) and 12(b)(6) for the following reasons. First, the ERISA claims (Counts I, II and III) should be dismissed because Minturn has failed to plead sufficient facts to make a plausible claim that he was a common law employee of the Trust or the Trustees and therefore, he cannot establish that he was a participant of any alleged ERISA plan. Second, the ERISA claims (Counts I, II and III) should be dismissed because Minturn has failed to plead sufficient facts to plausibly allege that the 1989 Agreement reflects an administrative scheme that is necessary to an ERISA plan. Rather, the "additional Trustee's compensation" set forth in the 1989 Agreement was a fixed amount payable over time and the dispensation of those payments did not involve any discretionary decisions about the timing, amount, or form of payment based on Minturn's situation. Third, all claims against the Trust (Counts I, II, III and IV) should be dismissed for the additional reason that Minturn has failed to plead sufficient facts that the Trust was an administrator or sponsor of the alleged ERISA plan. Finally, for the reasons stated, the 1989 Agreement is not governed by, or subject to the protections of ERISA and therefore, there is no basis for federal subject matter jurisdiction. This contract dispute should be litigated, if at all, in state court, and accordingly, the case should be dismissed for lack of subject matter jurisdiction under Rule 12(b)(1).

II.   RELEVANT FACTUAL BACKGROUND[1]

A.   Northeast Investors Trust is a Massachusetts Business Trust Managed By its Trustees

Northeast Investment Trust (the "Trust") is a Massachusetts business trust founded in

1950. Compl. ¶ 14; see also Northeast Investment Trust Declaration of Trust ("DoT"), attached

to the Affidavit of E. Page Wilkins, Esq. ("Wilkins Aff."), submitted herewith, as Exhibit A.[2]

The Trust is a registered investment company that manages the pooled capital of its shareholders.

Compl. ¶ 15. The Trust is managed by Trustees. DoT, §§ 1-9. The Trustees are responsible for

overseeing the operation and management of the Trust. Id.

Under the DoT, the Trustees, as a group, receive a management fee from the Trust each

year equal to approximately .5% of the Trust's assets. See DoT, § 9. Section 9 of the DoT

provides that the management fee "shall cover the personal services of the Trustees of the Trust,

and in addition, the Trustees shall for such compensation furnish and pay for (1) all research and

statistical services of the Trust, and (2) such office space as the Trust may require." Id. The

Trust does not dictate how the Trustees allocate the management fee among themselves as

compensation for their services or how they allocate the fee for the other services and office

space they must provide for the Trust. Id. In practice, the management fee is used to

compensate the independent Trustees and the remainder is paid to the management Trustees,

Ernest Monrad and Bruce Monrad, who pay for the management and investment related

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[1] For purposes of this motion only, Defendants must accept as true the factual allegations in the Complaint. Bell Atlantic Corp. v. Twombly, 550 U.S. 544, 555 (2007).

[2] The Court may consider the DoT in connection with the Motion to Dismiss since it is a public document and pertinent to the claims in the Complaint. Chief Justice Cushing Highway Corp. v. Limbacher, 145 F. Supp. 2d 108, 111 (D. Mass. 2001).

expenses out of their share of the fee. See Statement of Additional Information, supplement to

Prospectus for the Trust, dated February 1, 2020, B-6, attached to the Wilkins Aff. as Exhibit B.[3]

B.   The 1989 Agreement Provides for the Allocation of "Trustee Compensation" Among the Trustees

On July 1, 1989, the Trustees entered into a Memorandum of Agreement by and among

Trustees ("1989 Agreement" or "Agmt.").[4] See 1989 Agreement, attached to the Wilkins Aff. as

part of Exhibit C. The 1989 Agreement provides for the allocation of Trustee compensation

among the Trustees. See Agmt. § 3. The compensation provided for in the 1989 Agreement is

payable from the proceeds of the management fee paid by the Trust to the Trustees. See DoT, §

9. The 1989 Agreement also provides for certain "additional Trustee's compensation" upon the

death, disability, incapacity or retirement of each Trustee. Agmt. §§ 4-6.

The compensation provided for in the 1989 Agreement is not absolute. See Agmt. § 11.

Section 11 of the 1989 Agreement provides that the agreement is subject to the Trustee's

fiduciary duty to act in the best interests of the shareholders. Id. Specifically, Section 11

provides:

> Subject always to the best interests of the shareholders, it is
> contemplated and intended as between the Trustees of Northeast
> Investors Trust who are signatories hereto that this Agreement and
> the provisions hereof for the benefit of the individual Trustees,
> including provisions with regard to entitlement to payments of
> additional compensation, shall survive and continue and be made
> binding upon successor trustees, advisors, management companies,
> or any other individuals or entities becoming entitled to trustee,
> advisory and/or management fees from the Trust, however and in
> whatever form they are paid, despite any change of form or manner
> of management or operation of the Trust.

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[3] The Court may consider the Statement of Additional Information in connection with the Motion to Dismiss since it is a public document. See Limbacher, 145 F. Supp. 2d at 111.

[4] The 1989 Agreement was later amended on April 1, 1994, November 17, 1998, July 1, 2005, and August 28, 2008. See Amendments, attached to Wilkins Aff. as part of Exhibit C. The Court may consider the 1989 Agreement and amendments thereto in connection with the Motion to Dismiss because the 1989 Agreement is referenced as an exhibit to the Complaint and central to Minturn's claims. See Limbacher, 145 F. Supp. 2d at 111.

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Agmt. § 11 (the "Best Interest Clause") (emphasis added). Under Section 11, the Trustees have the authority to change or discontinue the Trustee compensation provided in the 1989 Agreement, including retirement compensation, if they determine such a change is in the best interests of the shareholders. Id.

C.   Minturn Served as a Trustee of the Trust, Not an Employee

Minturn served as a Trustee of the Trust. Compl. ¶ 16. As a Trustee, Minturn was a party and signatory to the 1989 Agreement. Agmt., signature page. Under the 1989 Agreement, Minturn received "Trustee compensation" in the amount of $50,000 per quarter. Agmt. § 6. The 1989 Agreement also provides that upon Minturn's retirement from the Trust, he would receive "additional Trustee's compensation" of $100,000 annually to be paid quarterly over a ten-year-period. Compl. ¶ 18; Agmt. § 6. If at the time of Minturn's retirement, the net assets of the Trust were in excess of $405,587,878, the 1989 Agreement provides that his "additional Trustee's compensation" would be increased by $25,000 annually for each full $100 million increase in the Trust's net assets. Compl. ¶ 18; Agmt. § 9.

Minturn retired from the Trust on December 31, 2013. Compl. ¶ 20. At that time, pursuant to Sections 6 and 9 of the 1989 Agreement, Minturn was to receive "additional Trustee's compensation" in the amount of $175,000 per year for ten years. Compl. ¶ 22.

Minturn does not allege in his Complaint, nor could he, that he was ever an employee of the Trust or was paid as such. Minturn merely alleges that he "worked" for the Trust and served "at times" as the Trust's clerk, vice president, and chief legal officer and "was one of the officers responsible for overseeing its operation and management." Compl. ¶ 16. In fact, Minturn was never an employee of the Trust and the payments Minturn now seeks were "additional *Trustee's*

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compensation" provided to Minturn by the Trustees out of their management fee as compensation for his role as *Trustee*. See Agmt. § 6 (emphasis added).

D.   Minturn was Notified that the Trustees were Suspending his Additional Trustee Compensation pursuant to the Best Interest Clause set forth in the 1989 Agreement

Minturn received his first quarterly payment of additional Trustee's compensation in the amount of $43,750 on April 2014. Compl ¶ 23. Between April 2014 through January 2018, Minturn received $175,000 annually in quarterly payments of $43,750. Id. In advance of Minturn's April 2018 quarterly payment, Minturn was informed that the Trustees would be reducing his additional Trustee compensation payments pursuant to Section 11 of the 1989 Agreement. See Letter from M. Mooney to Trustees, dated May 31, 2018, attached to the Wilkins Aff. at Exhibit D.[5] Starting on April 2, 2018, Minturn received $10,000 per quarter in additional Trustee compensation. Compl. ¶ 24. The Trustees did not provide any further compensation payments to Minturn after April 1, 2019. Id.

On or about May 31, 2018, Minturn's counsel sent the Trustees a letter acknowledging that Minturn received notice of the Trustee's intent to suspend payments to him pursuant to Section 11. See May 31, 2018 letter. Minturn requested that the Trustees advise him as to the "basis upon which they have determined that the provisions of Section 11 can be applied to negate or modify Mr. Minturn's *contractual* rights under the Memorandum of Agreement." Id. (emphasis added). Minturn's counsel further explained that "[a]bsent a timely and satisfactory response from the Trustees, Mr. Minturn will have to consider the remedies available to him to enforce his *contractual* rights under the Memorandum of Agreement." Id. (emphasis added).

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[5] The Court may consider the May 31, 2018 and February 7, 2019 letters because they are referenced by Minturn in his Complaint. See Compl. ¶ 26; Limbacher, 145 F. Supp. 2d at 111.

On or about February 7, 2019, in response to a June 2018 letter from counsel for the Trustees explaining the reason the payments to Minturn were not made, counsel for Minturn demanded that the Trustees reinstate Minturn's additional Trustee compensation and further objected to the Trustees' reliance on Section 11 of the 1989 Agreement.[6] See Letter from M. Mooney to T. Kelly, dated February 7, 2019, attached to the Wilkins Aff. as Exhibit E.

On April 6, 2020, Minturn filed this lawsuit against the Defendants. Minturn alleges for the first time in the Complaint that the 1989 Agreement is an "employee benefit plan" and "employee pension benefit plan" and that he is entitled to "retirement benefits" under the purported plan. Compl. ¶¶ 2, 28. For the reasons set forth below, Minturn's Complaint fails to state a claim because (1) Minturn has failed to plead sufficient facts to make a plausible claim that he was a common law employee of the Trust or the Trustees and therefore, he cannot establish that he was a participant of any alleged ERISA plan; (2) Minturn has failed to plead sufficient facts to plausibly allege that the 1989 Agreement reflects an administrative scheme that is necessary to an ERISA plan; rather, the "additional Trustee's compensation" set forth in the 1989 Agreement was a fixed amount payable over time and the dispensation of those payments did not involve any discretionary decisions about the timing, amount, or form of payment based on Minturn's situation; and (3) Minturn has failed to plead sufficient facts that the Trust was an administrator or sponsor of the alleged ERISA plan. The 1989 Agreement is not governed by, or subject to the protections of ERISA, and therefore, there is no basis for

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[6] Although the Court may only consider the facts in the Complaint on a Motion to Dismiss, the facts withheld from the Court are that the independent Trustees, fulfilling their fiduciary duty, determined under Section 11 of the 1989 Agreement that it was in the best interests of the shareholders to suspend payments to Minturn to avoid a situation where the expenses required to be paid from the Trustee management fee became such a large portion of that fee that the ability to provide the required services to the shareholders could be adversely impacted by the economic arrangements reflected in the 1989 Agreement. This explanation was set forth in a letter from the Trustees' counsel to Minturn's counsel, dated June 13, 2018.

subject matter jurisdiction. At most, this is a simple contract dispute between Trustees about the operation of Section 11 of the 1989 Agreement and accordingly, should have been brought, if at all, in state court.

III.   COUNTS I, II AND III OF THE COMPLAINT SHOULD BE DISMISSED FOR LACK OF SUBJECT MATTER JURISDICTION AND FAILURE TO STATE A CLAIM FOR RELIEF AGAINST THE DEFENDANTS BECAUSE ERISA DOES NOT GOVERN THE 1989 AGREEMENT AMONG THE TRUSTEES

A.   The Standard Governing a Motion to Dismiss

To survive a motion to dismiss under Rule 12(b)(6), "a complaint must contain sufficient factual matter, accepted as true, to 'state a claim for relief that is plausible on its face.'" Ashcroft v. Iqbal, 556 U.S. 662, 678 (2009), quoting Twombly, 550 U.S. at 570. "A pleading that offers 'labels and conclusions' or 'a formulaic recitation of the elements of a cause of action will not do.'" Id. A plaintiff must assert "factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." Id. A case is properly dismissed under Rule 12(b)(1) for lack of subject matter jurisdiction when the district court lacks the statutory or constitutional power to adjudicate it. Provost v. Massachusetts Department of Correction, 284 F. Supp. 3d 117, 121 (D. Mass. 2018).

B.   The ERISA Claims Should be Dismissed Because Minturn Has Failed to Plead Sufficient Facts to Make a Plausible Claim that He Was an Employee under ERISA

To maintain an ERISA action, plaintiff must establish that he was a participant in an employee benefit plan.[7] 29 U.S.C. § 1132(a). To be a participant, plaintiff must be or have been

---

[7] Under ERISA, "[t]he term 'employee benefit plan" or 'plan' means an employee welfare benefit plan or an employee pension benefit plan or a plan which is both an employee welfare benefit plan and an employee pension benefit plan." 29 U.S.C. § 1002(3). "[T]he terms 'employee pension benefit plan' and 'pension plan' mean any plan, fund or program which was heretofore or is hereafter established or maintained by an employer or by an employee organization, or by both, to the extent that by its express terms or as a result of surrounding circumstances such plan, fund, or program (i) provides retirement income to employees, or (ii) results in a deferral of income by employees for periods extending to the termination of covered employment or beyond, regardless of the method of

an employee. Kirkman v. Explirica, Inc., 681 F. Supp. 2d 104, 107 (D. Mass. 2009). ERISA

defines a participant as "any employee or former employee...who is or may become eligible to

receive a benefit of any type from an employee benefit plan..." 29. U.S.C. § 1002(7). The

Supreme Court held in Nationwide Mutual Ins. v. Darden that the definition of "employee"

under ERISA is defined by common law principles of agency. Nationwide Mut Ins. Co. v.

Darden, 503 U.S. 318, 323 (1992) ("employee" as used in ERISA incorporates traditional agency

law criteria for identifying master-servant relationships). To be an ERISA plan, the plan must be

established and maintained by an employer and the plan must serve the purpose of benefiting an

employee. See Baron v. Baron & Budd, P.C., 2006 WL 3203269, at *5 (N.D. Tex. 2006). None

of these requirements are met in this case.

The 1989 Agreement that Minturn claims is an "employee benefit plan" and an

"employee pension benefit plan" was by and among Trustees of the Trust and provides for

Trustee compensation during their tenure as Trustees and after their retirement. Agmt. §§ 4-6.

The 1989 Agreement is not an "employee benefit plan" entitled to ERISA protection because it

is not established and maintained by an employer and it does not benefit an employee. Trustees

are not employees. See U.S. v. Griswold, 124 F.2d 599, 602 (1st Cir. 1941) (trustees of a

Massachusetts business trust are not employees under the Social Security Act); Hayes' Case, 348

Mass. 447, 452 (1965) (holding that trustee of Massachusetts business trust is not an employee

under workman's compensation statute); Loring v. U.S., 80 F. Supp. 781, 785-86 (D. Mass.

1948) (trustees not employees under the Social Security Act because there can be "no real right

to control a trustee who by his own dissent can invalidate any order given to him...[a]nd such

right to control involves a corresponding duty of obedience, which would involve a conflict

---

calculating the contributions made to the plan, the method of calculating the benefits under the plan or the method of
distributing benefits from the plan." Id. § 1002(2)(A).

whenever the individual trustee believed that by obeying he himself would be performing an improper action" in violation of his fiduciary duty to the trust.). "The trustees of a Massachusetts business trust function as principals in conducting the affairs of the trust; *they are not employees* or agents of the trust, and unlike directors of a corporation who are also officers, trustees of a business trust function in but a single capacity, that of trustee." Herbert B. Chermside, <u>Modern Status of the Massachusetts or Business Trust</u>, 88 A.L.R.3d 704, p. 14 (West 2020) (emphasis added). Considering the 1989 Agreement at issue in this case governs only Trustee compensation, any claim by Minturn under the Agreement is made in his capacity as a Trustee, not as an employee, and therefore, as a matter of law, ERISA does not apply.

Moreover, Minturn lacks standing to bring an ERISA claim because he fails to plead sufficient facts to establish that he was a common law employee of the Trustees or the Trust. <u>See</u> <u>Toro v. CSX Intermodal Terminals, Inc.</u>, 2013 WL 593947, at *2 (D. Mass. 2013) (because plaintiff was not an employee he was not a plan participant and therefore did not have standing to bring ERISA action); <u>Kirkman</u>, 681 F. Supp. 2d at 107 (independent contractor who was ineligible for employee benefits was not an employee under ERISA and therefore lacked standing to enforce ERISA claim); <u>Boutilier v. John Alden Life Ins. Co.</u>, 2000 WL 1752623, *10 (D. Mass. 2000) (plan at issue was not an ERISA plan because company, comprised of two owners and an independent contractor, did not have any common law employees).

Minturn tries to embroider his ERISA claims by minimizing mention of his serving as Trustee. Compl. ¶ 16. He omits that the 1989 Agreement at issue was entered into by him in his capacity as Trustee. He attempts to distract from the nature of the Agreement, an allocation of the Trust management fee among Trustees, by alleging that Minturn served "at times" as clerk, vice president and chief financial officer of the Trust. However, these mere titles are not sufficient to allege an employment relationship. Importantly, Minturn does not allege that he received a salary, any W-2 forms or any payment of payroll taxes. There are simply not enough facts in the Complaint to plausibly conclude, under applicable common law principles of agency, that Minturn was an employee of the Trust or Trustees, rather than simply a Trustee who received "additional Trustee's compensation" pursuant to the 1989 Agreement. See Kirkman, 681 F. Supp. 2d at 106 ("[A] party only qualifies as a participant if he was in fact an employee of the relevant organization, as that term is defined by common law principles of agency.").

The 1989 Agreement, which divides the management fee paid by the Trust to the Trustees, is analogous to a partnership agreement that provides for allocation of payments to partners. ERISA is not applicable to such payments provided to partners pursuant to a partnership agreement. See Baron, 2006 WL 3203269 at *6. In Baron, the plaintiff, a partner in a law firm, argued that a partnership agreement providing for distribution and redemption rights constituted an ERISA plan. Id. The court held that the partnership agreement was not a plan between an employer and employee but simply an agreement among partners. Id. Because the plan did not cover any employees, ERISA was inapplicable, and the court had no federal question jurisdiction over the case. Id. at *9. Here, the 1989 Agreement among Trustees to share the Trust management fee is no different than the partnership agreement in Baron, which is not covered by ERISA.

Similarly, it is well established that ERISA protections do not extend to retirement plans covering only partners. See Robertson v. Alexander Grant & Co., 798 F.2d 868, 872 (5th Cir. 1986) (holding that ERISA is inapplicable to retirement plans covering only partners); Ehrlich v. Howe, 848 F. Supp. 482, 489 (S.D.N.Y. 1994) (dismissing claims on summary judgment because law firm partner was not an employee under ERISA); Hayes v. Lacey & Jones, No. 07-

11

CV-10377, 2007 WL 781879, *2 (E.D. Mich. 2007) (dismissing claims for lack of subject

matter jurisdiction because plan covering only partners is not an ERISA plan).[8]

For these reasons, the ERISA claims in Counts I, II and III should be dismissed for

failure to state a claim and lack of subject matter jurisdiction.

C.   The ERISA Claims Should be Dismissed Because Minturn Has Failed to Plead
       Sufficient Facts to Plausibly Allege that the 1989 Agreement is an ERISA Plan

The ERISA claims should be dismissed because Minturn fails to allege sufficient facts to

plausibly suggest that the 1989 Agreement is an ERISA plan. The touchstone for determining

the existence of an ERISA plan is whether a particular agreement creates an ongoing

administrative scheme. Fort Halifax Packing Co. v. Coyne, 482 U.S. 1, 11-12 (1987); see

Fludgate v. Mgmt. Tech., Inc., 885 F. Supp. 645, 649 (S.D.N.Y. 1995) (granting motion to

dismiss ERISA claims because employment agreement did not require the establishment of a

separate, ongoing administrative scheme and therefore, obligation to pay benefits was

contractual, not governed by ERISA). A simple arithmetical calculation set forth in an

agreement does not indicate the presence of the type of ongoing, particularized administrative

scheme that constitutes an ERISA plan. See Delaye v. Agripac, Inc., 39 F.3d 235, 237 (9th Cir.

1994); Lowney, 925 F. Supp. 40, 45 (D. Mass. 1995). Rather, an administrative scheme exists

where the agreement requires the employer to undertake a host of obligations, such as

determining the eligibility of claimants, calculating benefit levels, making disbursements,

---

[8] The Employee Benefits Security Administration of the Department of Labor further defines what constitutes an
"employee benefit plan" under ERISA stating that the term "shall not include any plan, fund or program…under
which no employees are participants covered under the plan." 29 C.F.R. § 2510.3-3(b). The applicable regulation
excludes from the definition of "employee" "a partner in a partnership," stating that partners "shall not be deemed to
be employees with respect to the partnership." Id. § 2510.3-3(c).

monitoring the availability of funds, and keeping appropriate records to comply with ERISA's reporting requirements. Fort Halifax, 482 U.S. at 9; Lowney, 925 F. Supp. at 45.

The 1989 Agreement does not reflect an administrative scheme that is necessary to an ERISA plan. "The determination of what constitutes an ERISA plan thus turns most often on the degree of an employer's discretion in administering the plan." O'Connor v. Commonwealth Gas Co., 251 F.3d 262, 267 (1st Cir. 2001) (severance bonus based on tenure and employee's rate of pay was simply arithmetic and did not require an ongoing scheme); see also Eckardt v. Wiebel Tool Co., Inc., 965 F. Supp. 357, 363-64 (E.D.N.Y. 1997) (no ERISA plan where only criteria governing benefits eligibility was the objective fact of retirement). The "additional Trustee's compensation" set forth in the 1989 Agreement was fixed from the outset, save for a few simple mathematical calculations, and the dispensation of the payments did not involve any discretionary decisions about the timing, amount or form of payment. See Taylor v. Martha's Vineyard Hosp. Found., Inc., 1997 WL 896557, *2 (D. Mass. 1997) (no administrative scheme in severance agreement providing for fixed payments over time because "the dispensation of these benefits did not involve any discretionary decisions about the timing, amount, or form of payment."); Gabelman v. Sher, 2012 WL 1004872, at *4 (E.D.N.Y. 2012) (ERISA claims dismissed because once retirement payments were triggered under agreement, they are doled out mechanically in an amount determined by simple calculation, which is insufficient to show discretionary administrative scheme). The only discretion provided for in the 1989 Agreement concerning the payment of "additional Trustee's compensation" is whether the Trustees, in the exercise of their fiduciary duty to act in the best interests of the Trust and its shareholders, decide that continuation of Trustee payments is warranted in light of the amount of the Trust assets and management fee and the effect of those amounts on investment operations. This type of

13

discretion, which involves the Trustee's fulfillment of their fiduciary duties *to the Trust's shareholders*, is not sufficient to establish an ERISA plan.

Lowney v. Genrad, Inc. is instructive. Lowney brought suit against Genrad, Inc. seeking a declaration that payments provided under a settlement agreement were required to be paid from the company's pension plan. 925 F. Supp. at 44. There, the parties previously settled a dispute concerning a voluntary early retirement program in which Lowney claimed he was entitled to additional pension payments. Id. at 43. The settlement agreement provided that Lowney would be paid the additional pension payments at issue for his lifetime. Id. In the declaratory judgment action, he argued that the settlement agreement created a new and independent ERISA plan and as such the additional payments should come from the company's pension plan. Id. at 44. The court disagreed stating that "because the Agreement does not establish an on-going administrative scheme and does not bear the marks normally associated with the creation and maintenance of an ERISA plan, the Agreement cannot reasonably be construed as anything but a supplemental contractual promise from Genrad to pay Lowney an additional $190.34 per month." Id. at 46. Important to the court's decision was the fact that the agreement only required a simple arithmetical payment, not any discretionary decisions about the timing, amount or form of payment and did not name fiduciaries, establish a funding scheme or a trust and did not outline any procedures for amending the plan. Id. And, here, all those elements are missing from the 1989 Agreement.

Like the plaintiff in Lowney, Minturn is not seeking benefits due under the terms an ERISA plan, rather, he is merely seeking redress for an alleged breach of contract, which is governed by state law, not ERISA. For these reasons, the ERISA claims in Counts I, II and III should be dismissed for failure to state a claim and lack of subject matter jurisdiction.

14

D.   The Claims Against the Trust Should be Dismissed for the Additional Reason that Minturn Has Failed to Plead Sufficient Facts that the Trust was an Administrator or Sponsor of the Alleged ERISA "Plan"

The claims against the Trust should be dismissed for the additional reason that Minturn has failed to plead sufficient facts that the Trust was an administrator or sponsor of the alleged ERISA plan. The proper party defendant in an action concerning ERISA benefits is the party that controls administration of the plan. Gomez-Gonzalez v. Rural Opportunities, Inc., 626 F.3d 654, 665 (1st Cir. 2010). If an entity other than the named plan administrator takes on the responsibility of administering the plan, it may be liable for benefits. Id. However, mere exercise of physical control or the performance of mechanical administrative tasks generally is insufficient to confer fiduciary status. Id. Here, the Trust is not a named administrator or sponsor of the purported plan nor does Minturn allege that the Trust provided any function with respect to the claimed benefits whatsoever. See Compl. ¶ 17; Agmt, generally. There is nothing set forth in the 1989 Agreement that provides for the Trust to perform any role or action concerning the distribution of the "additional Trustee's compensation" at issue. The Trust is not a party to the 1989 Agreement, it had no designated role under the Agreement and it is not alleged to have made any decisions or taken any actions related to it. Accordingly, the claims against the Trust should be dismissed for failure to state a claim. See Thiffault v. Butler Home Prod., Inc., 2006 WL 240189, *2 (D. Mass. 2006) (motion to dismiss granted when plaintiff failed to allege that defendant had any role in administration of plan).

15

IV.   COUNT IV OF THE COMPLAINT SHOULD BE DISMISSED FOR LACK OF SUBJECT MATTER JURISDICTION

A.   The 1989 Agreement is Not Governed by ERISA and Therefore, There is No Basis for Federal Subject Matter Jurisdiction

For the reasons discussed in Section III, *supra*, the 1989 Agreement is not governed by, or subject to the protections of ERISA, and therefore, the alleged basis for federal subject matter jurisdiction does not apply. There was no independent jurisdiction pleaded for the breach of contract claim in Count IV. Considering the early stage of this case and the nature of the remaining claim in Count IV, the Court should decline to exercise supplemental jurisdiction over Count IV. "[T]he balance of competing factors ordinarily will weigh strongly in favor of declining jurisdiction over state law claims where the foundational federal claims have been dismissed at an early stage of the litigation." Camelio v. Am. Fed'n, 137 F.3d 666, 672 (1st Cir. 1998) ("perhaps most importantly in this case, the claims that the court dismissed raise substantial questions of state law that are best resolved in state court"). This matter should be litigated, if at all, as a breach of contract claims in state court, which can construe the 1989 Agreement and determine whether the independent Trustees' decision to suspend payments to Minturn was within their authority under Section 11 of the 1989 Agreement, or whether the 1989 Agreement is binding on the current Trustees as a matter of state law.[9]

V.   CONCLUSION

For the foregoing reasons, Defendants respectfully requests that the Court dismiss Counts I, II, III and IV of the Complaint.

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[9] Although a Massachusetts business trust is an unincorporated association, trusts operate in a similar fashion to a corporation and accordingly, the trustees' business judgments are entitled to deference under state law similar to directors of a corporation. See Western Inv., LLC v. Deutsche Multi-Market Income Trust, 35 Mass. L. Rptr. 95, *3-5 (Mass. Super. 2017).

Respectfully submitted,

ERNEST E. MONRAD,
BRUCE H. MONRAD,
PETER J. BLAMPIED,
GEORGE P. BEAL,
CHARLES R. DAUGHERTY, and
NORTHEAST INVESTORS TRUST

By their attorneys,

/s/ E. Page Wilkins
David E. Lurie, BBO #542030
E. Page Wilkins, BBO #654535
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel: (617) 367-1970
Fax: (617) 367-1971
Email: pwilkins@luriefriedman.com

Dated: June 15, 2020

17

CERTIFICATE OF SERVICE

I, E. Page Wilkins, hereby certify that this document filed through the ECF system will be sent electronically to registered participants as identified on the Notice of Electronic Filing and paper copies will be sent to those indicated as non-registered participants on June 15, 2020.

/s/ E. Page Wilkins
E. Page Wilkins

18

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,   )
)
                  Plaintiff,   )
)
v.   )   C.A. NO. 20-10668 (NMG)
)
ERNEST E. MONRAD, BRUCE H. MONRAD,   )
PETER J. BLAMPIED, GEORGE P. BEAL,   )
CHARLES R. DAUGHERTY, and   )
NORTHEAST INVESTORS TRUST,   )
)
                  Defendants.   )
)

PLAINTIFF'S OPPOSITION TO MOTION TO DISMISS

ROBERT MINTURN

By his attorneys,

Richard J. Yurko (BBO No. 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO, SALVESEN & REMZ, P.C.
One Washington Mall, 11th Floor
Boston, MA 02108
Tel: (617) 723-6900
Fax: (617) 723-6905

Dated: July 22, 2020

TABLE OF CONTENTS

i

TABLE OF AUTHORITIES

This is a civil action under the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, et seq. ("ERISA") to recover the remaining retirement benefits promised to Plaintiff Robert B. Minturn following a 35-year career as a former officer, clerk, and chief legal officer of Defendant Northeast Investors Trust ("Company"). After making twenty quarterly retirement benefit payments, the Defendants now claim that they have the discretion to eliminate those benefits and stop payments to Minturn altogether.

In their Motion to Dismiss, the Defendants seek to dismiss the ERISA claims on the grounds that (1) that the Plaintiff cannot allege that he was a common law employee of the Company, a business trust, where he was also one of its "interested" Trustees[1] and, (2) even if the Plaintiff adequately alleged that he was an employee, the retirement benefit obligations owed to him do not require an ongoing administrative scheme, which is a necessary attribute of an ERISA plan, because the benefits are easily calculable and involve no discretionary decisions. As discussed below, each of the Defendants' arguments fails.

The Court should reject the Defendants' initial argument that because Minturn was an "interested" Trustee of the Company he cannot also be a common law employee. Minturn does not allege that he was a common law employee because he was a Trustee. Instead, Minturn alleges that he was a common law employee because before, during, and after he served as a Trustee he was also employed by the Company as an officer, clerk, and chief legal officer and was responsible for overseeing portions of its operation and management.

The Court should also reject the Defendants' argument that the unpaid retirement benefit obligations owed to Minturn are not subject to ongoing administrative oversight and are, there-

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[1] An "interested" Trustee, like an "interested" director, generally is part of the entity's management or has some other business or financial relationship with the entity that renders the Trustee not independent. E.g., Demoulas v. Demoulas Super Markets, Inc., 424 Mass. 501, 523 (1997).

fore, outside of ERISA. The Defendants incorrectly assert that Minturn's retirement benefits were "fixed from the outset, save for a few simple mathematical calculations" and the dispensation of payments to him did not involve any discretionary decisions. Contrary to these assertions, Minturn's retirement benefits are to be paid out quarterly over a ten-year period, can perhaps be deferred under certain circumstances at the discretion of the "non-interested" Trustees, and require an ongoing administrative scheme until fully paid.

The Defendants themselves refute the argument that the retirement obligations owed to Minturn do not require an ongoing administrative scheme. They assert, incorrectly, that these obligations are not absolute but may be discontinued at any time by the Defendants in the exercise of their discretion. This assertion is both inaccurate and self-defeating. As discussed below, the Defendants have no discretion to discontinue the retirement benefits entirely, but the Defendants' argument that they have such discretion is fundamentally inconsistent with their assertion that the obligations are not subject to an ongoing administrative scheme.

I.   FACTUAL ALLEGATIONS

A.   Defendant Northeast Investors Trust Is Organized And Operates
As A Massachusetts Business Trust Akin To A Limited Partnership.

Northeast Investors Trust ("Company") is a registered investment company organized under the laws of the Commonwealth as a Massachusetts business trust.[2] Complaint, ¶¶ 15-16. A

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[2] A Massachusetts business trust is not a traditional trust. See Morrissey v. Comm'r, 296 U.S. 344, 357 (1935). It is an association of shareholders who convey property to trustees in accordance with a declaration of trust. The shareholders hold shares or units representing their beneficial interest in the trust property. See G. Bogert, Trusts & Trustees § 247 (rev. ed. 1977). While the object of a traditional trust is to hold and conserve trust property for the beneficiaries of the trust, the trustees of a business trust put the trust property to use in the conduct of a business and share the gains with the trust's shareholders. Morrissey, 296 U.S. at 357. Though not incorporated, business trusts possess many of the defining characteristics of a corporation. See, e.g., Navarro Sav. Ass'n v. Lee, 446 U.S. 458, 462, 100 S. Ct. 1779, 1782, 64 L.Ed. 2d 425 (1980) (Massachusetts business trust shares some characteristics of a corporation and others of an association).

2

copy of the Declaration of Trust, as amended, is attached as Exhibit A to the Affidavit of E. Page

Wilkins, Esq. See Docket No. 10.[3] Under the direction of its Trustees, currently two "interested"

Trustees and three "non-interested" Trustees, the Company operates as a mutual fund and

manages the pooled capital of its shareholders. Complaint, ¶ 14. The purpose of the Company is

to "provide investors with a managed, diversified investment program, the primary objective of

which shall be the production of income." Declaration of Trust, Art. II at p.3.

B.   Minturn's Employment By The Company.

Beginning in the late 1970's, Plaintiff Minturn started working at the Company. Complaint, ¶ 16. Minturn worked there for more than 30 years. Id. He was employed by the Company

at various times as its Clerk, Vice President, and Chief Legal Officer, and was one of several

officers responsible for overseeing its operation and management. Id., ¶ 16. For a period of time,

in addition to the other responsibilities, Minturn served as an "interested" Trustee of the Company. Id., ¶ 16. The assertion that Minturn only served in the capacity of a Trustee, see Defendants' Memorandum at 5, is incorrect. Indeed, Minturn retired from the Company at the end of

2013, nine years after the end of any services as an "interested" Trustee. Id., ¶ 20. When Minturn

retired, the total net assets of the Company were in excess of $760 million. Id., ¶ 21.

C.   The Plan.

The Trustees executed a Memorandum of Agreement ("Plan") which established a

compensation plan effective July 1, 1989. A true and accurate copy of the Plan, as amended, is

attached as Exhibit C to the Wilkins Affidavit. The Plan provided for compensation of $2,500

per quarter to be paid to three "non-interested" Trustees. Plan, § 3. The three "interested"

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[3] Plaintiff objects to the Defendants' references to the Company's Statement of Additional Information, Exhibit B to the Wilkins Affidavit. The document is not an "official public document"
that may be considered on a Rule 12 motion.

3

Trustees, Minturn, Ernest E. Monrad, and William A. Oates, Jr. were to be paid significantly more. Minturn was to receive $50,000 per quarter, Monrad was to be paid $229,489.48 per quarter, and Oates was to be paid $195,378.12 per quarter. Plan, § 3.

The Plan also established retirement benefits for the "non-interested" and the "interested" Trustees. Upon their retirement, the "non-interested" Trustees were to receive $5,000 each quarter for 10 years or death. Plan, § 7. The "interested" Trustees received significantly more. Upon retirement and for the following 10 years, Minturn was to receive $100,000 per quarter, Monrad $400,000 per quarter, and Oates $350,000 per quarter. Plan, §§ 4-6. Depending on the amount of net assets under management at the time of their retirement, the retirement benefits payable to Minturn, Monrad, and Oates could increase. Plan, § 9.

With respect to the retirement benefits to the "interested" Trustees, the Plan provided that the "non-interested" Trustees had the discretion to reduce the amount of benefits paid to Monrad, Oates, and perhaps Minturn, within certain limits, depending on the total net assets managed by the Company. Plan, § 8. If the "non-interested" Trustees acted within their discretion to reduce the retirement benefits paid out in any year pursuant to this section, the number of years for which Minturn, Monrad, and Oates received payments would correspondingly increase. Id. Ultimately, Minturn, Monrad, and Oates would receive the amounts first set forth in Section 8, albeit over a longer period of time. Id.

 1. Amendment Nos. 1-2.

In 1994, Section 3 of the Plan was amended to increase the pay of all the Trustees, other than Minturn, to adjust the percentages by which the compensation to the "interested" Trustees, other than Minturn, would reflect increases or decreases in the net assets under management, and to recognize the addition of Bruce H. Monrad as an "interested" Trustee. Plan, Amendment

4

No. 1. The Plan was again amended in 1998. Amendment No. 2 added a new Section 6a that

provided retirement benefits to Bruce H. Monrad and increased the quarterly retirement benefits

to be paid to the "non-interested" Trustees from $5,000 to $10.000. Plan, Amendment No. 2.

> 2.   *Amendment No. 3 Provided Minturn, Who Was No Longer A Trustee,*
>   *With Quarterly Payments Of $62,500 As "Current Officer's Compensation."*

The Plan was amended for the third time in 2005. As of the date of the amendment,

Minturn was no longer a Trustee. The amendment revised Section 3 of the Plan to provide that

Minturn would receive quarterly payments of $62,500 as "current Officer's compensation." Plan,

Amendment No. 3. It also provided for the payment of compensation to new Trustees, George

Beal, Charles Daugherty, Peter Blampied, Marshall Goldman, and Maurice Richardson. Id.

> 3.   *Supplement.*

In 2008, the Trustees executed a "supplement" to the Plan. The Supplement was directed,

in part, to the retirement benefit increases that Minturn, Ernest Monrad, and Oates were entitled

to pursuant to Section 9[4] of the Plan. Plan, Supplement. The Supplement applied to any increases

in retirement benefits pursuant to Section 9 as a result of increases after January 1, 2005 in the

net assets managed by the Company. Id. The Supplement provided that those increased

retirement benefits would not be subject to reduction under Section 8. Id.

The Supplement contemplated that Minturn could be classified as a "specified employee"

of the Company pursuant to Internal Revenue Code § 409A. In that circumstance, the Supplement provided that the first payment of Minturn's retirement benefits would be made six months

and a day after his retirement. Id.

---

[4] Section 9 of the Plan provided *inter alia* that, at the time of Minturn's retirement, his annual
retirement benefit would be increased $25,000 for every $100,000 that the Company had of
additional net assets in excess of those it had on March 31, 1989. Id.

5

D.   Following Minturn's 2014 Retirement, The Defendants Have Failed
        And Refused To Pay Minturn His Promised Retirement Benefits.

Minturn retired from the Company on December 31, 2013 and began receiving his

quarterly retirement payments in April 2014. Complaint, ¶¶ 20, 23. Minturn continued to receive

his quarterly benefits regularly and timely until 2018 when the Defendants reduced the payments

to $10,000. In 2019, the Defendants stopped making the payments required under the Plan

entirely. Id., at ¶ 24.

II.   THE COMPLAINT CANNOT BE DISMISSED WHERE ITS FACTUAL
        ALLEGATIONS SET FORTH A PLAUSIBLE CLAIM TO RELIEF.

Where the factual allegations in a complaint "state a claim to relief that is plausible on its

face," the complaint is not subject to dismissal. Bell Atl. Corp. v. Twombly, 550 U.S. 544, 570,

127 S.Ct. 1955, 167 L.Ed.2d 929 (2007). At the pleading stage, a plaintiff need only provide the

defendants with fair notice of the grounds for the claims against them and is not required to

"allege every fact necessary to win at trial" to make out a plausible claim. Rodríguez–Vives v.

P.R. Firefighters Corps of P.R., 743 F.3d 278, 283 (1st Cir. 2014). The Court must "accept as

true all well-pleaded facts set forth in the complaint and draw all reasonable inferences therefrom

in the pleader's favor." Haley v. City of Boston, 657 F.3d 39, 46 (1st Cir. 2011), quoting Artuso

v. Vertex Pharmaceuticals, Inc., 637 F.3d 1, 5 (1st Cir. 2011).

A claim is "plausible on its face" where the allegations, if proven, would allow "the court

to draw the reasonable inference that the defendant is liable for the misconduct alleged." Ash

croft v. Iqbal, 556 U.S. 662, 678, 129 S.Ct. 1937, 173 L.Ed.2d 868 (2009), quoting Twombly,

550 U.S. at 556, 127 S.Ct. 1955. The Court may dismiss the Complaint "only if it is clear that no

relief could be granted under any set of facts that could be proved consistent with the allegations." Educadores Puertorriquenos en Accion v. Hernandez, 367 F.3d 61, 66 (1st Cir. 2004).

6

III.   ARGUMENT

Plaintiff Minturn has alleged[5] that he worked for the Company for more than thirty years as its officer, clerk, and chief legal officer, Complaint, ¶ 16. He has also alleged that the Plan, as amended, is an "employee pension benefit plan" under 29 U.S.C. § 1002(2)(A)[6], id., ¶ 28, that he is a participant of the Plan, id., ¶ 30, and he has not received the benefits that he is entitled to under the Plan, id., ¶¶ 31-32. By any measure, the Plaintiff has adequately stated both that he was a common law employee of the Company and that he has a plausible claim for relief.

A.   Where The Plaintiff Has Alleged That He Worked For The Company For More Than Thirty Years As Its Officer, Clerk, And Chief Legal Officer, He Has Sufficiently Pled That He Was A Common Law Employee.

In their Motion, the Defendants contend that Minturn and the other signatories to the Plan can not be "employees" and, therefore, the Plan cannot be an "employee benefit plan." The Defendants submit two arguments to support their contention that Minturn was not an "employee." See Defendants' Memorandum at 8-12. First, they assert that for a portion of the relevant time period Minturn was a trustee of the Company, which is a Massachusetts business trust, and a trustee of a Massachusetts business trust is not an "employee" of the trust. See U.S. v. Griswold, 124 F.2d 599 (1st Cir. 1941). Second, the Defendants assert that trustees of a business trust are like partners, and under ERISA, partners who wholly own a business are not normally employees of that business. See House v. American United Life Ins. Co., 499, F.3d 443, 450 (5th

---

[5] In their Motion, the Defendants incorrectly assert that to proceed Minturn must "establish" that he was a participant in an employee benefit plan. Defendants' Memorandum at 8. At this stage of the litigation, Plaintiff need only "allege" that he was a participant in an employee benefit plan, which Minturn has plainly done.

[6] Section 1002(2)(A)(i) defines an ERISA "employee benefit plan" as any "plan, fund or program" which "by its express terms or as a result of surrounding circumstances…provides retirement income to employees").

7

Cir. 2007) ("ERISA does not govern a plan whose only fully vested beneficiaries are a company's owners").

These arguments necessarily fail because, though Minturn was an "interested" Trustee, he was not solely a Trustee. Minturn worked at the Company before becoming an "interested" Trustee. Further, in 2005, after Minturn was no longer an "interested" Trustee, he remained working at the Company for another nine years, and received "officer compensation" of $250,000 annually. Since Minturn has adequately alleged that he was a common law employee of the Company, the Court must reject the Defendants' contentions

The cases cited by the Defendants, which hold that plans are outside of ERISA when they cover only trustees or partner-owners of a business, are inapplicable to this case because Minturn was a participant in the Plan for many years when he was not a Trustee. Since the Plan covered Minturn when he was not a Trustee, it is within ERISA. See, e.g., Raymond B. Yates, M.D., P.C. Profit Sharing Plan v. Hendon, 541 U.S. 1, 21, 124 S.Ct. 1330, 1341-42, 158 L.Ed.2d 40 (2004) (a plan that covers one or more employees other than the business owner is within ERISA). Even a plan that covers only a single employee is within ERISA. See, e.g., O'Leary v. Provident Life & Acc. Ins. Co., 456 F. Supp. 2d 285, 294 (D. Mass. 2006), citing Biggers v. Wittek Indus., Inc., 4 F.3d 291, 297 (4th Cir. 1993) ("We are not aware of any requirement that a plan must cover more than one employee in order to be controlled by ERISA"); Cvelbar v. CBI Illinois Inc., 106 F.3d 1368, 1376 (7th Cir. 1997) ("[The court has] no difficulty in holding that it is possible for a one-person arrangement to qualify as an ERISA plan")

8

B.   Where The Calculation And Payment Of Minturn's Requirement Benefits Are
     Subject To The Plan's Ongoing Administrative And Financial Scheme,
     The Plan Is Within The Protections Of ERISA.

The Defendants contend that, even if Plaintiff Minturn has alleged that he was a common

law employee, the Plan is not an ERISA plan because it does not implicate an "ongoing administrative scheme." An employee benefit may be considered a plan for purposes of ERISA if it

"involves the undertaking of continuing administrative and financial obligations" by the

employer to meet the employer's obligations under the plan. Belanger v. Wyman-Gordon Co., 71

F.3d 451, 454 (1st Cir. 1995), citing Fort Halifax Packing Co. v. Coyne, 482 U.S. 1, 12, 107

S.Ct. 2211, 2217–18, 96 L.Ed.2d 1 (1987). See also District of Columbia v. Greater Wash. Bd. of

Trade, 506 U.S. 125, 130 n. 2, 113 S.Ct. 580, 584 n. 2, 121 L.Ed.2d 513 (1992) (plan exists

under ERISA if an employer has "some minimal, ongoing 'administrative' scheme or practice").

Whether the Plan is within the protections of ERISA, depends on the "nature and extent

of [the Defendants'] benefit obligations." O'Connor v. Commonwealth Gas Co., 251 F.3d 262,

266–67 (1st Cir. 2001). An obligation to an employee that is "merely a one-shot, take-it-or-

leave-it" payment will not constitute an ERISA plan. Id. at 267. Where the commitment extends

over a period of years, involves multiple payments and, at times, the exercise of discretion, the

plan requires an "ongoing administrative scheme" that will be subject to ERISA. Id. See also

Okun v. Montefiore Med. Ctr., 793 F.3d 277, 279 (2d Cir. 2015) (factors used to evaluate

whether "administrative scheme" is sufficient to constitute ERISA plan include: "whether

employer's undertaking ... requires managerial discretion in its administration; whether a

reasonable employee would perceive an ongoing commitment by the employer to provide ...

benefits; and whether the employer was required to analyze circumstances of each employee's

termination separately in light of certain criteria").

9

As discussed below, the calculation and payment of Minturn's remaining retirement benefits are not definitively simple, but rather are ongoing and, to a certain extent, may be subject to the Defendants' discretion, and plainly implicate an "ongoing administrative scheme."

    1.   The Initial Calculation Of Minturn's Annual Retirement Benefit.

Under the Plan, the starting point for Minturn's annual retirement benefit is $100,000. Plan, § 6. Pursuant to Section 9 of the Plan, that annual benefit "shall be increased by ... $25,000 [per annum] ... for each full $100,000,000 of additional net assets in excess of those on March 31, 1989 taken as of the date of death, disability, incapacity or retirement of the person to whom that Section applies." Plan, § 6. The Company calculated the increase in its net assets between March 31, 1989 and December 31, 2014, the date of Minturn's retirement, to determine the appropriate increase to Minturn's annual benefit. The Complaint alleges that the net assets of the Company increased by more than $350 million during this period. Complaint, ¶ 21. Therefore, Minturn is entitled to an annual retirement benefit of $175,000. Payments are to be made to Minturn each quarter for ten years following his retirement. Plan, § 6. In the event of Minturn's death, the Company is obligated to make the quarterly payments to Minturn's estate or to his designee. Id.

    2.   Under The Plan, The Non-Interested Trustees May Have The Discretion
        To Stretch Out The Payment Of Minturn's Retirement Benefits.

At the discretion of the "non-interested" Trustees, and subject to multipart criteria, the Plan provided that the payout of a portion of annual retirement benefits to Ernest E. Monrad, William A. Oates, Jr., and, perhaps to Minturn, could be deferred. Specifically, Section 8 of the Plan provides that:

> In the event that the total net assets of the Company "shall decrease and constantly remain for a period of more than 90 business days under its March 31, 1989 amount by more than 40% subsequent to the death, disability, incapacity or

retirement of either of Ernest E. Monrad or William A. Oates, Jr., or by more than 50% subsequent to the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., at a time when any further amounts of additional Trustee's compensation shall be payable to any of said individuals or their estates or their designees under the provisions of any of Sections 4 and 5 above, the annual rate of payment of additional Trustee's compensation therein provided for (but not the total amount to be paid to a Trustee or his estate or other designee) may be reduced (i) by up to 40% in case of the death, disability, incapacity or retirement of either Ernest E. Monrad or William A. Oates, Jr., or (ii) by up to 50% in case of the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., upon the determination by a majority of the Trustees of Northeast Investors Trust who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust then in office that such reduction is advisable and in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees. The Trustees who are not "interested persons" of the Trust from time to time in office shall have full discretion, based on whatever considerations they deem relevant, according such considerations whatever weight they deem appropriate, to make determinations and reductions pursuant to the preceding sentence, and to adjust such reductions upward or downward from time to time, within the limits of the percentages specified in the first sentence of this Section 8. If the annual rate of payment of any additional compensation to which a disabled, incapacitated or retired Trustee or his estate or other designee is entitled shall be so reduced, the number of years for which such additional compensation shall be paid shall be correspondingly increased, so that the same total dollar amount shall ultimately be paid as is provided for in , respectively, said Sections 4, 5, and 6 (but without adjustment upward in the total dollar amount payable to compensation for delay in payment).

Plan, § 8.[7]

3. *The Portion Of Minturn's Retirement Benefits Attributable To Post-January 1, 2005 Increases In The Company's Net Assets Are Not Subject To Deferral Under Section 8 Of The Plan.*

Section 2 of the August 25, 2008 Supplement, which applied to "all increases (if any) on

or after January 1, 2005 pursuant to Section 9 of the [Plan] in the benefit payment amounts due

to Ernest E. Monrad, William A. Oates, Jr. and/or Robert B. Minturn," provided that:

---

[7] It is not at all clear that Section 8 allows the Defendants to defer Minturn's retirement benefits, since the Section only expressly refers to reductions of benefits to be paid pursuant to Sections 4 and 5. Minturn's retirement benefits are contained in Section 6.

Benefit payments to Ernest E. Monrad, William A. Oates, Jr. and/or Robert B. Minturn to which this Supplement applies (as specified above) shall be payable in quarterly installments for a period of ten years commencing 30 days after the death, disability or other separation from service of such individual, and Section 8 of the [Plan] shall not apply to such benefit payments.

Supplement, ¶ 2.

The Defendants cannot seriously contend that the obligation to pay Minturn his retirement benefits does not require an ongoing administrative scheme. The obligation to Minturn is not a "one-shot, take-it-or-leave-it" payment but a continuing series of quarterly payments over 10 years that must be tracked. In the event of Minturn's death, the Defendants must ensure that the retirement benefits are paid to Minturn's estate or designee. Most importantly, any discretionary authority that the Defendants have pursuant to Section 8 of the Plan to stretch out Minturn's retirement benefits under certain circumstances requires the Defendants to continually monitor both the factors that trigger that discretion and the appropriate exercise of that discretion. Because all of these considerations require an ongoing administrative scheme to ensure that the Defendants satisfy their obligations to Minturn, the Plan is within the protections of ERISA.

C.   The Defendants' Contention That They Have The Discretion Under Section 11 To Discontinue Minturn's Retirement Benefits, Which Is The Crux Of This Action, Refutes Their Contention That The Plan Is Outside ERISA.

The Defendants' argument that the Plan requires no ongoing administrative scheme is undermined by the Defendants' own arguments. Although the Defendants contend that the "dispensation of the payments [to Minturn] did not involve any discretionary decisions," they also assert that Section 11 of the Plan provides them with the ongoing discretion to eliminate Minturn's retirement benefits entirely. Defendants' Memorandum at 13. For this reason alone,

12

the Court can, and should, reject the Defendants' argument that the Plan requires no ongoing administrative scheme.

The contention that the Defendants' have the discretion to stop paying Minturn's retirement benefits, which is the crux of this action, is incorrect. The provision of the Plan that arguably allows the Defendants to temporarily defer a portion of Minturn's retirement benefits if the net assets of the Company should fall is contained in Section 8, not Section 11. Section 8 expressly states that the retirement benefits may only be adjusted "within the limits of the percentages specified in the first sentence of this Section 8." Plan, § 8. Since Section 8 only permits the deferral of 50% of the retirement benefits at most, there can be no argument that this provision was written out of the Plan by Section 11.

Section 11 has no relevance to a reduction or discontinuance of Minturn's retirement benefits. That Section provides that, notwithstanding any change in the form or manner of the management of the Trust, the Trustees intend that the provisions of the Plan "shall survive and continue and be made binding on successor trustees." However, even if the section were relevant to this dispute, and it is not relevant, the interests of the shareholders are not injured in any way by the payment of the retirement benefits promised to Minturn.

D. The Defendant Company Cannot Be Dismissed Where The Plaintiff Has Alleged That It Was An Administrator Of The Plan.

The Defendants assert that the claims against the Company should be dismissed because the Plaintiff has failed to allege that it is an administrator or the sponsor of the Plan. Contrary to the Defendants' contention, the Complaint has expressly alleged that the Company and the individual Trustees are administrators of the Plan, see Complaint, ¶¶ 32, 41, which is sufficient to defeat the Defendants' Motion.

13

The allegation that the Defendant Company serves as a plan administrator of the Plan is well-founded. ERISA requires that an employee benefit plan designate a plan administrator and identify those persons or entities who are responsible for the administration of the plan. See 29 U.S.C. § 1102(a). Where such designation is lacking, as it is here, ERISA provides that the plan sponsor is the administrator. See 29 U.S.C. § 1002(16)(B). The sponsor of an employee benefit plan is defined as the participant's employer. See 29 U.S.C. § 1002(16)(B). An employer is a proper party to an ERISA suit brought pursuant to 29 U.S.C. § 1132 if it is the designated or legal plan administrator or fiduciary. See Rossi v. Boston Gas Co., 833 F. Supp. 62, 67 (D. Mass. 1993). See also Musmeci v. Schwegmann Giant Super Markets, Inc., 332 F.3d 339, 349- 350 (5th Cir. 2003) (where plan has no meaningful existence apart from the employer and employer controls benefits decisions, employer may be liable in an ERISA benefits claim); Leister v. Dovetail, Inc., 546 F.3d 875, 879 (7th Cir. 2008) (Posner, J.) (when corporate employer failed to comply with formalities in identifying and maintaining separate ERISA entities the company itself and two principal shareholders could be liable in a participant's benefits claim).

E.   There Are No Grounds To Dismiss The Plaintiff's Breach Of Contract Claim.

The Defendants' final argument, that the Court should not exercise its supplemental jurisdiction over the count for breach of contract (Count III), depends entirely on the dismissal of the ERISA claims. Where, as discussed above, there are no grounds to dismiss the ERISA claims, the Court must also reject the Defendants' argument to dismiss Count III.

CONCLUSION

For the reasons stated above, Plaintiff Robert B. Minturn requests that the Court deny the

Defendants' Motion to Dismiss.

ROBERT B. MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO No. 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO, SALVESEN & REMZ, P.C.
One Washington Mall, 11th Floor
Boston, MA 02108
Tel: (617) 723-6900
Fax: (617) 723-6905

Dated July 22, 2020

CERTIFICATE OF SERVICE

I, Douglas W. Salvesen, hereby certify that this document filed through the ECF system
will be sent electronically to registered participants as identified on the Notice of Electronic
Filing and paper copies will be sent to those indicated as non-registered participants on July 22,
2020.

/s/ Douglas W. Salvesen

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,	)	
	)	
Plaintiff,	)	
	)	
v.	)	
	)	C.A. No. 20-10668 (NMG)
ERNEST E. MONRAD, BRUCE H. MONRAD,	)	
PETER J. BLAMPIED, GEORGE P. BEAL,	)	
CHARLES R. DAUGHERTY, and	)	
NORTHEAST INVESTORS TRUST,	)	
	)	
Defendants.	)	

REPLY BRIEF IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS

Defendants Bruce H. Monrad, Peter J. Blampied, George P. Beal, Charles R. Daugherty,

and Northeast Investors Trust ("Defendants") submit this Memorandum in Reply to Plaintiff's

Opposition to Defendants' Motion to Dismiss.[1]

I.   **THERE ARE NO ALLEGATIONS IN THE COMPLAINT THAT PLAUSIBLY
        SUGGEST THAT MINTURN WAS AN EMPLOYEE OF THE TRUST AND
        EVEN IF HE WERE, SUCH ALLEGATIONS DO NOT MAKE THE 1989
        AGREEMENT AN ERISA PLAN BECAUSE THE RETIREMENT
        COMPENSATION IT PROVIDES IS FOR MINTURN'S SERVICES AS
        TRUSTEE, NOT AS AN EMPLOYEE**

In his Opposition, Minturn claims that he was "*employed* by the Company at various

times as its Clerk, Vice President, and Chief Legal Officer, and was one of several officers

responsible for overseeing portions of its operations." Opp. p. 3 (emphasis added). However,

there are <u>no</u> allegations in the Complaint suggesting that Minturn was "employed" by the Trust.

In paragraph 16 of the Complaint Minturn merely alleges that:

> In the late 1970's, Plaintiff Minturn *started working* for the
> Company at its offices at 50 Congress Street in Boston. Plaintiff
> Minturn *served at times* as the Company's Clerk, Vice President,

---

[1] Ernest E. Monrad died on June 27, 2020. Plaintiff has been notified of Mr. Monrad's death.

and Chief Legal Officer, and was *one of the officers* responsible for overseeing its operation and management.

Compl. ¶ 16 (emphasis added). Minturn fails to sufficiently allege anywhere in the *Complaint* that he was a common law *employee* of the Trust.

In his opposition, relying on paragraph 16 of the Complaint, Minturn argues that he was a common law employee of the Trust because (1) he "worked" for the Trust before becoming a Trustee and (2) "remained working" for the Trust and received "officer compensation" after he resigned as Trustee. See Opp. p. 8. It is completely irrelevant whether Minturn "worked" for the Trust before becoming a Trustee and entering into the Memorandum and Agreement by and among Trustees ("1989 Agreement") that provided for the "additional Trustee's compensation" at issue.

Minturn entered into the 1989 Agreement *as a Trustee* and the Agreement provided Minturn with *"Trustee's compensation"* as well as *"additional Trustee's compensation"* upon his retirement from the Trust. Agmt. § 3 ("Robert B. Minturn, Jr. will be paid $50,000 per quarter as *current Trustee's compensation*") (emphasis added); § 6 ("[i]n the event of the…retirement of Robert B. Minturn, Jr. at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid *additional Trustee's compensation* quarterly at the annual rate of $100,000") (emphasis added). When Minturn was no longer a Trustee, he was paid a substantial sum as an "officer." Agmt, Am. 3, dated July 1, 2005, § 3 ("Robert B. Minturn, Jr. will be paid $62,500 per quarter as *current Officer's compensation*") (emphasis added). There is no allegation in the Complaint that such "Officer's compensation" was paid to Minturn as an employee. There are no allegations that Minturn received any W-2s, that taxes were withheld from his "Officer's compensation" or that Minturn did not work for other companies during that time. See Boutilier v. John Alden Life Ins. Co.,

2

2000 WL 1752623, *10 (D. Mass. 2000) (plan at issue was not an ERISA plan because company was comprised of two owners and an independent contractor who paid his own employment taxes, was not issued a W-2 and made his services available outside the company).[2]

However, even if Minturn had sufficiently alleged that he was an employee before or after he was a Trustee, his ERISA claims still fail because there is no allegation in the Complaint, nor could there be, that the "additional Trustee's compensation" at issue was for Minturn's service as an employee rather than as a Trustee. Any such allegation would be inconsistent with the express and specific terms of the 1989 Agreement which provides that the retirement benefits at issue are solely for Minturn's service as a Trustee, not as an employee. Agmt. § 6 ("…Robert B. Minturn, Jr. at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid *additional Trustee's compensation*") (emphasis added). The "additional Trustee's compensation" provided for at retirement was set when Minturn was a *Trustee* and the 1989 Agreement specifically provides that it was compensation for his *service as Trustee*. Agmt., preamble ("[i]t is agreed by and among the undersigned Trustees of Northeast Investors Trust, effective July 1, 1989"), § 6, signature page. In such case, Minturn cannot be a participant in an ERISA plan even if later he became an employee, which he did not, because any retirement benefits were unrelated to his service as an alleged employee.

---

[2] Minturn states in his Opposition that Section 3 of the Supplement to the 1989 Agreement ("Supplement") "contemplated that Minturn could be classified as a 'specified employee' of the Company pursuant to Internal Revenue Code § 409A. Id. (emphasis in original). This reference to the Supplement is misleading. Section 3 is not an admission of Minturn's employment status. It states that "if it is determined that…Robert M. Minturn is a "specified employee" of Northeast Investors Trust (within the meaning of Internal Revenue Code Section 409A and the regulations thereunder), in the event of his retirement or other separation from service (as may be applicable)…the first payment will be made six months and one day after such date of retirement or other separation from service…." Supplement, § 3 (emphasis added). Clearly, the language in the Supplement does not in any way provide that Minturn was an employee of the Trust for ERISA purposes.

3

The cases Minturn cites for his argument that he is a participant in an ERISA plan are inapposite. The cases hold that plans that provide benefits for only one employee or for company owners along with one employee may qualify as ERISA plans. See Opp. p. 8. That is not the issue here. As stated, Minturn cannot be considered a participant in an ERISA plan because he has not plausibly alleged that he was an employee of the Trust and in any event the "additional Trustee's compensation" at issue is, under the express terms of the 1989 Agreement, compensation for his service as Trustee of the Trust, not as an employee.

II.   **SECTIONS 8 AND 11 OF THE 1989 AGREEMENT DO NOT PROVIDE FOR ANY DISCRETION CONCERNING *ELIGIBILITY* FOR OR *ENTITLEMENT* TO EMPLOYMENT BENEFITS BASED ON AN EMPLOYEE'S PARTICULAR SITUATION AND THEREFORE DO NOT SUPPORT MINTURN'S CLAIM THAT THE 1989 AGREEMENT IS AN ERISA PLAN**

In his Opposition, Minturn argues that the 1989 Agreement "plainly implicates" an "ongoing administrative scheme" because (1) the calculation of Minturn's payment is "not definitely simple" and (2) Minturn's payment *may* be subject to deferral under Section 8 of the 1989 Agreement based on the discretion of the non-interested Trustees. The law is clear that a simple arithmetical calculation set forth in an agreement does not indicate the presence of the type of ongoing, particularized administrative scheme that constitutes an ERISA plan. See Delaye v. Agripac, Inc., 39 F.3d 235, 237 (9th Cir. 1994); Lowney v. Genrad, Inc., 925 F. Supp. 40, 45 (D. Mass. 1995). Here, the "additional Trustee's compensation" set forth in the 1989 Agreement was fixed from the outset, except for a simple mathematical calculation based on an increase in Trust assets—i.e. Minturn's payment increased by $25,000 annually for each $100,000 increase in the Trust assets in excess of the assets on March 31, 1989. Agmt § 9. That is simple arithmetic, not an ongoing scheme. See O'Connor v. Commonwealth Gas Co., 251

4

F.3d 262, 267 (1st Cir. 2001) (severance bonus based on tenure and employee's rate of pay was simply arithmetic and did not require an ongoing scheme).

Minturn argues, in conflict with the allegations in his Complaint, that Section 8 of the 1989 Agreement *may* provide the non-interested Trustees with discretion to defer Minturn's "additional Trustee payments." Compare Compl. ¶ 19 with Opp. p. 10. Section 8 provides for the deferral of certain "additional Trustee's compensation" payments if the total net assets of the Trust decrease by a certain percentage for ninety days and the non-interested Trustees determine that such deferral "is advisable and in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees." Agmt. § 8. Minturn alleges in his Complaint that Section 8 "expressly did not apply to Plaintiff Minturn." Compl. ¶ 19. Now, however, in an apparent attempt to bolster his argument that the 1989 Agreement constitutes an "administrative scheme," he contradicts his Complaint and claims that the discretion to defer "additional Trustee's compensation" set forth in Section 8 "may" apply to Minturn, although "[i]t is not at all clear."[3] Opp. pp. 10, 11 n.7.

Section 8 provides for a review by non-interested Trustees of the allocation of the Trustee's management fee among current and retired Trustees based on the total net assets of the Trust, which has nothing to with employment benefits under ERISA. The administrative discretion contemplated by ERISA involves "administrative determinations about coverage and eligibility, determinations that [are] not simple mechanical calculations." Cvelbar v. CBI Illinois, Inc., 106 F.3d 1368, 1377-78 (7th Cir. 1997) (cited in opposition) (ongoing administrative scheme existed under ERISA where company required to "make administrative determinations about coverage and eligibility, determinations that were not simple mechanical

---

[3] Minturn cannot have it both ways. Minturn's reliance on Section 8 in his Opposition is a concession that the non-interested Trustees may reduce his "additional Trustee's compensation" under Section 8.

5

calculations" including, reasons for employee's termination, monitoring whether employee competed with the company in the future, whether in sole opinion of counsel payments were parachute payments and reevaluating whether agreement should be extended every year); see also Okun v. Montefiore Med. Ctr., 793 F.3d 277, 280 (2d Cir. 2015) (cited in opposition) (severance policy was ERISA plan where employer required to (i) determine whether employee left voluntarily or was terminated, (ii) determine whether termination was "for cause" or other reasons set forth in policy, and (iii) engage in discretionary review of amount of severance benefits when an employee with fifteen or more years of service requests it). Here, to the extent any discretion may be exercised under Section 8, it is based on the amount of Trust assets and the Trustees' fiduciary duties to the Trust's shareholders, not Minturn's particular situation and whether he is eligible for retirement payments. Accordingly, such discretion does not reflect an administrative scheme that is necessary to an ERISA plan.

Similarly, contrary to Minturn's argument, the discretion provided for in Section 11 is not sufficient to establish an ERISA plan. Under Section 11, the Trustees have the authority to change or discontinue the Trustee compensation provided in the 1989 Agreement, including retirement compensation, if they decide, in the exercise of their fiduciary duty to act in the best interests of the Trust and its shareholders, that such change is warranted in light of the amount of Trust assets and management fee and expenses and the effect of those amounts on investment operations. This type of discretion, which involves the Trustees' fulfillment of their fiduciary duties *to the Trust's shareholders*, is not sufficient to establish an ERISA plan.

III. MINTURN'S CONCLUSORY ALLEGATIONS ARE NOT SUFFICIENT TO PLAUSIBLY SUGGEST THAT THE TRUST WAS AN ADMINISTRATOR OR SPONSOR OF THE ALLEGED ERISA PLAN

Contrary to Minturn's assertion, the conclusory allegations in paragraphs 32 and 41 of the Complaint are not sufficient to plausibly suggest that the Trust was an administrator or sponsor of the alleged ERISA plan. See Opp. p. 13, Compl. ¶¶ 32, 41. Minturn argues that if a plan administrator is not designated by a plan, the employer is the plan sponsor by default and a proper party to an ERISA suit. See Opp. p. 14. However, even if the Trust were Minturn's "employer", which it is not, the cases Minturn cites make clear that for an employer company to be a proper party to an ERISA suit as the default plan sponsor, it must control the plan or control the benefits decisions. See Musmeci v. Schwegmann Giant Super Markets, Inc., 332 F.3d 339, 349-50 (5th Cir. 2003) (cited in opposition) (employer proper defendant in ERISA suit when the plan had no meaningful existence separate from the employer and the employer controlled the decision to deny benefits); Leister v. Dovetail, Inc., 546 F.3d 876, 879 (7th Cir. 2008) (cited in opposition) (where plan has never been identified as a distinct entity, plaintiff permitted to name as defendants "whatever entity or entities, individual or corporate, control the plan"). Minturn's claim that the Trust is the plan sponsor is not plausible because the Trust is not a party to the 1989 Agreement, it had no designated role under the Agreement, and it is not alleged to have made any decisions or taken any actions related to it. The only decisionmakers under the 1989 Agreement are the non-interested Trustees, and the only assets that are to be divided and distributed are the Trustees' management fee. Accordingly, the Trust is not a proper party and should be dismissed from this action.

For these reasons and the reasons set forth in Defendants' Memorandum in Support of Their Motion to Dismiss, Plaintiff's claims against Defendants should be dismissed.

7

Respectfully submitted,

BRUCE H. MONRAD,
PETER J. BLAMPIED,
GEORGE P. BEAL,
CHARLES R. DAUGHERTY, and
NORTHEAST INVESTORS TRUST

By their attorneys,

/s/ E. Page Wilkins
David E. Lurie, BBO #542030
E. Page Wilkins, BBO #654535
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel: (617) 367-1970
Fax: (617) 367-1971
Email: pwilkins@luriefriedman.com

Dated: August 6, 2020

CERTIFICATE OF SERVICE

I, E. Page Wilkins, hereby certify that this document filed through the ECF system will be sent electronically to registered participants as identified on the Notice of Electronic Filing and paper copies will be sent to those indicated as non-registered participants on August 6, 2020.

/s/ E. Page Wilkins
E. Page Wilkins

United States District Court
District of Massachusetts

```
                                )
Robert B. Minturn,              )
                                )
          Plaintiff,            )
                                )
     v.                         )     Civil Action No.
                                )     20-10668-NMG
Ernest E. Monrad, et al.,       )
                                )
          Defendants.           )
                                )
```

MEMORANDUM & ORDER

GORTON, J.

Plaintiff Robert B. Minturn ("plaintiff" or "Minturn") alleges that the Northeast Investors Trust and its Trustees (collectively, "defendants") improperly withheld retirement benefits owed to him pursuant to a 1989 agreement and thereby breached their fiduciary duty under the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, et seq. ("ERISA"). Pending before the Court is defendants' motion to dismiss plaintiff's complaint.

-1-

I.   Background

   A.   Factual Background

   The Northeast Investors Trust ("the Trust") is a Massachusetts business trust organized in 1950. It is a registered investment company that is governed by trustees ("the Trustees") and operates as a mutual fund to manage the pooled capital of its shareholders.

   Plaintiff alleges that he began working for the Trust in the late 1970s and served in various roles prior to his retirement in 2013, including as Clerk, Vice President and Chief Legal Officer. Minturn became a trustee in 1980.

   In 1989, the Trustees executed a "Memorandum of Agreement by and among Trustees" ("the Agreement") which provided for trustee compensation among other things. As a trustee, Minturn was a party and signatory to the Agreement. Under its terms, Minturn was entitled to receive $50,000 each quarter as "current Trustee's compensation" as well as $100,000 annually for a ten-year period upon his retirement, incapacity, disability or death. The Agreement provided for Minturn's annual retirement compensation to increase by $25,000 for each $100 million increase in the Trust's net assets from and after March 31, 1989, which were then approximately $405 million. Because the

-2-

total net assets of the Trust exceeded $760 million when Minturn
retired, he was entitled to receive $175,000 annually for a ten-
year period to be paid in quarterly installments of $43,750.

The Trustees have amended their Agreement on three
occasions, in 1994, 1998 and 2005. Only the third and final
amendment appears to have affected Minturn's rights under the
Agreement. It provides that he is to be paid $62,500 quarterly
as "current Officer's compensation" but does not alter his
retirement compensation.

Plaintiff retired from the Trust on December 31, 2013.
From April, 2014, to January, 2018, Minturn received $175,000
annually in equal quarterly installments. He alleges that
defendants wrongfully reduced his quarterly payments to $10,000
starting in April, 2018, and then cut off all payments from
April, 2019 forward.

Plaintiff submits that defendants gave him no notice of
their decision to suspend payments under the Agreement and have
failed to specify any reason for their decision despite his
written objections conveyed in May, 2018, and February, 2019.

B.   **Procedural Background**

Plaintiff filed his complaint in this Court in April, 2020,
alleging: wrongful denial of benefits in violation of ERISA §

-3-

502(a)(1)(B) (Count I); breach of fiduciary duty in violation of

ERISA § 502(a)(3) (Count II); entitlement to attorneys' fees and

costs pursuant to 29 U.S.C. § 1132(g) (Count III); and breach of

contract (Count IV).

Defendants filed their motion to dismiss plaintiff's

complaint pursuant to Fed. R. Civ. P. 12(b)(1) and 12(b)(6) in

June, 2020, which plaintiff timely opposed.

II. **Motion to Dismiss**

A. **Legal Standard**

To survive a motion to dismiss, a claim must contain

sufficient factual matter, accepted as true, to "state a claim

to relief that is plausible on its face." Bell Atl. Corp. v.

Twombly, 550 U.S. 544, 570 (2007). In considering the merits of

a motion to dismiss, the Court may only look to the facts

alleged in the pleadings, documents attached as exhibits or

incorporated by reference and matters of which judicial notice

can be taken. Nollet v. Justices of Trial Court of Mass., 83 F.

Supp. 2d 204, 208 (D. Mass. 2000), aff'd, 228 F.3d 1127 (1st

Cir. 2000).

Furthermore, the Court must accept all factual allegations

in the claim as true and draw all reasonable inferences in the

claimant's favor. Langadinos v. Am. Airlines, Inc., 199 F.3d 68,

-4-

69 (1st Cir. 2000). If the facts in the claim are sufficient to state a cause of action, a motion to dismiss must be denied. See Nollet, 83 F. Supp. 2d at 208.

Although a court must accept as true all the factual allegations in a claim, that doctrine is not applicable to legal conclusions. Ashcroft v. Iqbal, 556 U.S. 662 (2009). Threadbare recitals of legal elements which are supported by mere conclusory statements do not suffice to state a cause of action. Id.

B.   Application

Plaintiff asserts that the Agreement among the Trustees establishes an "employee pension benefit plan" under ERISA and that defendants improperly withheld benefits owed to him under the Agreement, resulting in a breach of defendants' fiduciary duty under § 404(a)(1) of ERISA. Minturn further alleges that the termination of his retirement compensation constitutes a breach of contract for which defendants are liable for damages as well as attorneys' fees and costs.

Defendants respond that Counts I, II and III should be dismissed because Minturn failed to plead facts sufficient to state a plausible claim that (1) he was an employee subject to ERISA; (2) the Agreement is an ERISA plan; and (3) the Trust was

an administrator or sponsor of the alleged ERISA plan.
Defendants also contend that Count IV should be dismissed for
lack of subject matter jurisdiction because there is no federal
claim.

1.   ERISA Employee Status

Defendants first assert that Minturn is not a "participant"
within the meaning of ERISA because he and the other signatories
of the Agreement, as trustees, cannot be considered "employees"
and therefore the Agreement cannot be construed as an "employee
benefit plan."

To recover benefits or enforce rights under an ERISA
employee benefit plan, a plaintiff must be a participant in such
a plan. 29 U.S.C. § 1132(a)(1)(B). A "participant" is defined
as

> any employee or former employee of an employer . . . who is
> or may become eligible to receive a benefit of any type
> from an employee benefit plan . . . .

29 U.S.C. § 1002(7). An "employee" for ERISA purposes refers to
"any individual working for an employer," § 1002(6), and the
term is further defined by common law principles of agency.
Nationwide Mut. Ins. Co. v. Darden, 503 U.S. 318, 323 (1992).
ERISA plans are those established by or maintained by an

employer to provide benefits or retirement income to employees.
See § 1002(1)-(2).

Plaintiff has alleged facts that raise a reasonable
inference that he was a common law employee of the Trust.
Minturn alleges that he worked for the Trust for more than 30
years in various roles, including as its Clerk, Vice President
and Chief Legal Officer "[i]n addition" to serving as a trustee.
Even assuming that trustees are not "employees" under ERISA, as
defendants contend, the 2005 amendment to the Agreement provided
that Minturn was to receive "current Officer's compensation,"
which indicates that he served as both a trustee and an officer
under the Agreement. Because Minturn submits that he was
employed by the Trust in a capacity other than as trustee, he
has stated a claim that he was an employee of the Trust for the
purposes of ERISA. See Grantham v. Beatrice Co., 776 F. Supp.
391, 394 n.3 (N.D. Ill. 1991) ("It is clear . . . that under
common law and under ERISA, officers may be employees.").

2.   The Agreement as an ERISA Plan

Defendants contend that they lack the discretion necessary
for the payment scheme described in the Agreement to qualify as
an employee benefit plan subject to ERISA.

In determining whether a given program qualifies as a plan under ERISA, courts must evaluate "the nature and extent of an employer's benefit obligations." Belanger v. Wyman-Gordon Co., 71 F.3d 451, 454 (1st Cir. 1995). The most important consideration is whether the plan creates an ongoing administrative program subject to the discretion of the employer. Fort Halifax Packing Co. v. Coyne, 482 U.S. 1, 11-12 (1987); O'Connor v. Commonwealth Gas Co., 251 F.3d 262, 267 (1st Cir. 2001) ("The determination of what constitutes an ERISA plan thus turns most often on the degree of an employer's discretion in administering the plan."). Plans administered by "a mechanical formula that contemplates no exercise of discretion" and those involving "one-time, lump-sum severance benefit[s]" are unlikely to be governed by ERISA. See O'Connor, 251 F.3d at 267.

Minturn alleges that the Agreement provides that, upon his retirement, he is to receive annual payments of $100,000, paid on a quarterly basis for a period of ten years. That allegation alone negates the counter argument that the Agreement provides for a disqualifying "one-time, lump-sum payment." Belanger, 71 F.3d at 455. Plaintiff also avers that his retirement payments were to be increased under the Agreement based upon incremental changes in the valuation of Trust assets. Although Minturn denies that defendants were entitled to reduce or eliminate his

payments under certain circumstances, he asserts that defendants

were admittedly authorized to exercise discretion and control

over the distribution of assets pursuant to the Agreement.

Accordingly, Minturn has pled facts sufficient to state a claim

subject to ERISA.

3.   The Trust as an Administrator of the Alleged Plan

ERISA requires employee benefit plans to have a

specifically designated plan administrator and, if they do not,

the employer will be deemed the administrator by default. See 29

U.S.C. §§ 1102(a)(1), 1002(16)(A)(ii), 1002(16)(B). Generally,

a plaintiff seeking to recover benefits due under an ERISA plan

may only sue the plan itself and any entity controlling the

administration of the plan. Thiffault v. Butler Home Prods.,

2006 WL 240189, at *2 (D. Mass. 2006). Consequently, an

employer is not a proper party to an ERISA action to recover

benefits unless the employer "controlled or somehow influenced

the administration of the plan." Id. (citations omitted).

Minturn alleges that the Trust, in addition to the

individual trustees, is an administrator of the purported ERISA

plan contained in the Agreement. Plaintiff fails, however, to

assert that the Trust has any role in the administration of the plan. The Trust is not a party to the Agreement nor does the Agreement include any role for the Trust in the distribution of benefits. Because plaintiff has alleged no facts demonstrating that the Trust controls the administration of the plan or has assumed any responsibility as an administrator, he has failed to state a claim against the Trust.

4.   Subject Matter Jurisdiction as to Count IV

Finally, defendants move to dismiss Count IV on the ground that, because the Agreement is not governed by ERISA, there is no subject matter jurisdiction for plaintiff's federal claims and this Court should therefore decline to exercise supplemental jurisdiction over Count IV. To the contrary, this Court has determined that Minturn has stated a claim that the Agreement is governed by ERISA. Accordingly, there is no reason to decline to exercise supplemental jurisdiction over Count IV at this time.

ORDER

For the foregoing reasons, the motion of defendants to dismiss plaintiff's complaint (Docket No. 8) is,

(a) with respect to those portions of Counts I, II, III and IV that seek to hold the Trust liable, **ALLOWED,** but

(b) otherwise, **DENIED.**

So ordered.

/s/ Nathaniel M. Gorton
Nathaniel M. Gorton
United States District Judge

Dated October 29, 2020

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,
 	
      Plaintiff,
 	
v.
 	
ERNEST E. MONRAD, et al.,
 	
      Defendants.
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	) C.A. No. 20-10668 (NMG)

PLAINTIFF'S MOTION FOR SUMMARY JUDGMENT ON COUNT IV

Pursuant to Federal Rule of Civil Procedure 56(a) and Local Rule 56.1, Plaintiff Robert

B. Minturn moves the Court to enter summary judgment on Count IV (Breach of Contract) of the

Complaint.

As grounds for this Motion, Plaintiff Minturn states that he became employed by Northeast Investors Trust in 1978. In 1989, Plaintiff Minturn entered into an agreement that provided

for payments to him over a 10-year period upon his retirement. After Plaintiff Minturn retired at

the end of 2013, the Defendants initially complied with their contractual obligations. However,

in 2018 they reduced, and subsequently, terminated the payments required by the parties'

contract. The Defendants have made no payments to Plaintiff Minturn since April 2019.

While provisions in the parties' contract permit limited reductions to Plaintiff Minturn's

payments under certain situations, the Defendants' contention that they may terminate the

payments entirely is based on a misinterpretation of an unrelated provision. As discussed in the

Plaintiff's Memorandum of Law filed herewith, because the terms of the parties' contract are not

ambiguous, the determination of their respective contractual obligations is a question of law

1

appropriate for resolution on summary judgment. E.g., NExTT Sols., LLC v. XOS Techs., Inc.,

113 F. Supp. 3d 450, 457 (D. Mass. 2015) (Gorton, J.). Under Massachusetts law, the Defendants

are in breach of their contractual obligations and Plaintiff Minturn is entitled to the entry of

summary judgment on Count IV (Breach of Contract) of the Complaint.

ROBERT MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: July 30, 2021

CERTIFICATE OF SERVICE

I hereby certify that this document was filed through the ECF system and served
electronically on all registered participants as identified in the Notice of Electronic Filing (NEF),
which includes counsel for all parties.

/s/ Douglas W. Salvesen

Douglas W. Salvesen

Date: July 30, 2021

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,) Plaintiff,) v.) ERNEST E. MONRAD, et al.,) Defendants.)	C.A. No. 20-10668 (NMG)

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF'S
MOTION FOR SUMMARY JUDGMENT ON COUNT IV

ROBERT MINTURN

By his attorneys,

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: July 30, 2021

TABLE OF CONTENTS

2

TABLE OF AUTHORITIES

Page

INTRODUCTION

This action arises out of a contractual promise made more than thirty years ago to Plaintiff Robert B. Minturn to secure his retirement. The Defendant Trustees of Northeast Investors Trust ("Company") are parties to the 1989 Memorandum of Agreement in which they agreed to make payments to Minturn for ten years following his retirement. The Defendants would make the retirement payments from the management fees received from the Company. The fees are a percentage of the Company's net assets. Section 8 of the 1989 Agreement expressly provides that if there is a drop in the value of the Company's net assets, Minturn's retirement payments can be reduced, but not more than 50%. If the payments are reduced, the payout period must be extended to ensure that Minturn receives the entire amount owed to him in his retirement. In 2014, when Minturn finally retired, the Defendant Trustees began paying the promised retirement benefits in accordance with the 1989 Agreement.

Four years later, the Company's net assets had declined. However, instead of complying with the requirements of Section 8, the Defendants slashed Minturn's retirement payments by more than 75%. The next year, in further breach of the Agreement, the Defendants stopped making the retirement payments altogether. Notwithstanding the express limitations that Section 8 places on any reductions to Minturn's retirement payments, the Defendants contend that the final provision in the 1989 Agreement (Section 11) overrides those limitations and makes all of the obligations in the Agreement discretionary.

The Defendants' proposed construction of Section 11 is plainly wrong. Section 11 is a precatory statement that future recipients of management fees from the Company should also become bound to the 1989 Agreement provided that such an arrangement is in the best interests of the Company's shareholders. The Section's initial phrase – "subject to the best interests of the

6

shareholders" – makes clear that, if the Company's management structure were to change, the intention that future management fee recipients should become bound to the Agreement was subordinate to the shareholders' interests. The phrase cannot reasonably be read, as the Defendants would suggest, to rewrite all of the contractual provisions in the 1989 Agreement as discretionary only and "subject to the best interests of the shareholders."

As explained herein, the Defendants' contention that Section 11 grants them the discretion to eliminate Minturn's retirement benefits must be rejected by the Court because:

(1) it is contrary to the plain language in Section 11;

(2) it would negate the express provisions in Section 8 imposing limits on any reductions to Minturn's retirement payments;

(3) it necessarily conflicts with Section 8, whose detailed provisions limiting any reductions must prevail;

(4) the Defendants agreed in 2008 that Plaintiff Minturn's retirement payments were "earned and vested" and not subject to any discretionary reduction; and

(5) the shareholders do not have any legal interest in how Trustees allocate their management fees among themselves.

As the provisions in the 1989 Agreement are not ambiguous, the construction of the parties' contract is a matter of law for the Court. The Court should find that the Defendants are in breach of their contractual obligations and enter summary judgment for Plaintiff Minturn on Count IV (Breach of Contract) of the Complaint.

7

SUMMARY OF FACTS SUPPORTING SUMMARY JUDGMENT

Below is a summary of the facts set forth in the Plaintiff's Statement of the Material Facts of Record filed herewith.

A.   Plaintiff Robert B. Minturn's Thirty-Five Year Career At The Company.

Plaintiff Robert B. Minturn began working at the Company in 1978. The Company is a Massachusetts mutual fund with approximately $166 million under management today. It was formed in 1950 as a Massachusetts business trust and operates under a declaration of trust. The Company's portfolio is focused on high-yield corporate bonds, sometimes referred to as "junk bonds," and other debt instruments. Unlike many other mutual funds which typically contract with an independent entity to manage their assets and to which the fund pays a management fee, the Company is an internally managed fund.

The five Defendants are the Company's current Trustees. Defendants Ernest E. Monrad[1] and his son, Bruce H. Monrad, are each officers of the Company and serve as "Management" Trustees. Defendants Peter Blampied, George P. Beal, and Charles R. Daugherty serve as "Independent" Trustees. The Defendants oversee the Company's operation and management, not unlike a corporate board of directors.[2]

At the time that Plaintiff Minturn began working at the Company, it was managed by Defendant Ernest E. Monrad and William A. Oates, Jr., both of whom were also Trustees. During his thirty-five-year career at the Company, Minturn served at various times as its Chief

---

[1] Defendant Ernest E. Monrad passed away on June 27, 2020. On January 12, 2021, the Court allowed Bruce H. Monrad, Special Personal Representative, to be substituted in place of Defendant Ernest E. Monrad. See Docket # 33.

[2] Commissioner of Revenue v. Northeast Petroleum Corp., 401 Mass. 44, 47 (1987) ("[T]here is no intrinsic difference between a corporate business trust and a corporation").

8

Legal Officer, its Clerk, and one of its Vice Presidents. Approximately two years after first being hired, Minturn was also elected a Trustee of the Company. Minturn served as a Trustee until he resigned that position in 2005. Minturn maintained his other positions in the Company until his retirement at the end of 2013.

B. The 1989 Agreement To Pay Current And Retirement Compensation.

In July 1989, the Trustees entered into a written agreement, the Memorandum of Agreement by and among Trustees ("1989 Agreement"), which provided for "current" compensation and "additional" compensation (i.e., retirement benefits) to be paid to persons who were serving, or had served, as a Trustee. The 1989 Agreement superseded a similar agreement signed in 1983. The amounts listed below reflect the then "current" compensation required by the 1989 Agreement, as amended in 2005 (at the time of the 2005 Amendment, neither Minturn nor William A. Oates, Jr. was a Trustee. Minturn was a Trustee up until June 2005 and Oates up until 1994).

	Annual "Current" Compensation
Ernest E. Monrad, Management Trustee	$2,509,474.92
William A. Oates, Jr., President	$1,600,000.00
Bruce H. Monrad, Management Trustee	$2,979,129.52
Robert B. Minturn, Vice President	**$ 250,000.00**
George P. Beal, Independent Trustee	$ 40,000.00
Charles R. Daugherty, Independent Trustee	$ 40,000.00
Peter J. Blampied, Independent Trustee	$ 40,000.00

The 1989 Agreement also provided for "additional" or retirement compensation for the individuals who were serving or had served as Management Trustees (which included Ernest E. Monrad, William A. Oates, Jr., Bruce H. Monrad, and Minturn). The retirement compensation was to be made in quarterly payments over a period of 10 years following the date of the individuals' respective retirements. The agreed-upon base annual retirement compensations required by the 1989 Agreement are set forth below:

	Annual Base Retirement Compensation
Ernest E. Monrad, Management Trustee	$1,600,000.00
William A. Oates, Jr., President	$1,400,000.00
Bruce H. Monrad, Management Trustee	$2,400,000.00
Robert B. Minturn, Vice President	**$100,000.00**

Section 9 of the 1989 Agreement provided that the retirement payments could be increased if the amount of the Company's net assets increased. Pursuant to that Section, Minturn's retirement compensation would increase by $25,000 annually for each $100 million increase in the Company's net assets at the time of his retirement over and above their level on March 31, 1989.

The 1989 Agreement has been amended four times. It was first amended in 1994 to provide for "current" compensation to Defendant Bruce H. Monrad, who became a Trustee in 1993, and again in 1998 to provide him with a retirement benefit. In 2005, the Defendants, who were all Trustees at that time, amended the 1989 Agreement to increase the amounts of "current" compensation paid out to themselves and Minturn. In 2008, the Defendants amended the 1989 Agreement to address changes to the federal tax laws concerning deferred compensation, see below at pp. 12-13.

1.   **Section 8 Provides For Limited Adjustments To Retirement Compensation Should The Company's Net Assets Decline.**

The Defendant Trustees pay the obligations created by the 1989 Agreement out of the management fees they receive from the Company. The amount of the management fees depends on the Company's total net assets. Each quarter, the Defendants collectively receive a management fee of one-eighth of 1% of the Company's net assets, which amounts to an annual fee of .5% of net assets. See Declaration of Trust, Art. V, § 9.

The 1989 Agreement includes an explicit and detailed provision by which the Independent Trustees can adjust the retirement compensation owed to the current and former Management Trustees, including Plaintiff Minturn, in the event that the Company's net assets decline. Section 8 of the Agreement specifies that if the Company's net assets decreased by more than 40% from their March 31, 1989 levels after either Ernest Monrad or William A. Oates, Jr. was no longer a Trustee, the annual retirement payments could be reduced by "up to 40%." See 1989 Agreement, § 8. If the Company's net assets decreased by more than 50% after both Messrs. Monrad and Oates were no longer Trustees, the annual retirement payments may be reduced by "up to 50%." Id. In either of these two instances, the Independent Trustees have the discretion to adjust the retirement payments, but only within the "limits of the percentages" set forth in the first sentence of the Section. Id.

If there were a reduction in the Company's net assets as stated above, Section 8 expressly provides that the Independent Trustees may adjust the retirement payments if they determine that "such reduction is advisable and in the best interests of the shareholders of the [Company], in order to ensure the availability [of] adequate current compensation for the Trustees." Id. Section 8 further provides that, in the event that the retirement payments were reduced, "the number of years for which such additional compensation shall be paid shall be correspondingly increased, so that the same total dollar amount shall ultimately be paid." Id. In other words, the total of the retirement payments would remain the same, but the annual payments would be reduced, and the payment period lengthened.

2. **Section 11 Is A Precatory Statement That The Obligations Created By The 1989 Agreement Are Intended To Be Linked To Management Fees.**

In Section 11 of the 1989 Agreement, the Trustees expressed their intention that individuals or entities that in the future receive management fees from the Company should also become responsible for the obligations created by the 1989 Agreement. Specifically, the Trustees

"contemplated and intended" that, "despite any change of form or manner of management or

operation of the Trust," the 1989 Agreement and its provisions, including those regarding the

entitlement to retirement benefits, "shall survive and continue and be made binding" on any

person or entity "becoming entitled to trustee, advisory and/or management fees from the Trust"

in whatever form those fees are paid. The intention that recipients of "trustee, advisory and/or

management fees" become bound to the 1989 Agreement was "[s]ubject always to the best

interests of the shareholders." The Section is precatory[3] and stated as an intention because the

Trustees have no direct, explicit means of forcing others to accept their contractual obligations.

C.   In 2008, Defendants Agreed That Minturn's Retirement Benefits Were "Earned And Vested" As Of 2004 And That They Had No Discretionary Ability To Delay Or Deny The Payment Of Those Benefits.

In 2008, the Defendants executed a "Supplement" to the 1989 Agreement. The Supplement addressed changes to the federal taxation of deferred compensation benefits required by the

American Jobs Creation Act of 2004 ("Act"), Pub. Law No. 108-357. Prior to the Act, an

employee did not pay income tax on deferred compensation until the compensation was actually

received. Under the Act, new Section 409A provided that "all amounts" deferred under a non-

qualified deferred compensation plan for "all taxable years" are "currently includible in gross

income to the extent not subject to a substantial risk of forfeiture and not previously included in

gross income, unless certain requirements are met." IRS Notice 2005-1 ("Guidance Under

§ 409A Of the Internal Revenue Code"), Dec. 20, 2004, 2004 WL 2930998.

---

[3] The Trustees' statement is precatory in that it expresses a wish or desire but does not create a legal obligation or affirmative duty on the Company which is not a party to the 1989 Agreement.

Deferred compensation under an existing agreement would be "grandfathered" and not subject to Section 409A if it was deferred before January 1, 2005, the Act's effective date. As part of its guidance, the IRS indicated that an amount would be considered to be "deferred before January 1, 2005" where "(i) the [employee] has a legally binding right to be paid the amount and (ii) the right to the amount is earned and vested." IRS Notice 2005-1, A-16, at 22-23. Amounts to which an employee "does not have a legally binding right before January 1, 2005 (for example because the [employer] retains discretion to reduce the amount), will not be considered deferred before January 1, 2005." Id.

In the Supplement, the Defendants sought to "grandfather" the pre-January 1, 2005 retirement benefits, which included the annual base retirement payment together with any Section 9 increases as of December 31, 2004. The Defendants declared that these benefits were "vested and earned" and "not subject to Internal Revenue Code Section 409A." Under the IRS's guidance, this meant that the Defendants agreed that they had no discretionary ability to delay or deny payment to Minturn and the other retired Trustees when the payments became due. See 2008 Supplement at p.1.

D.   Defendants Stopped Paying Retirement Benefits To Minturn.

Plaintiff Minturn retired on December 31, 2013. Because of the increase at that time in the Company's net assets over and above the levels on July 1, 1989, Minturn is entitled to receive compensation of $175,000 annually to be paid out in quarterly payments of $43,750 over a ten-year period, for a total post-services payment of $1,750,000. In April 2014, the Defendants began paying Minturn in accordance with the 1989 Agreement. He received the contractually required quarterly payments of $43,750 between April 2014 through January 2018.

13

At the February 2018 Trustee meeting, the Defendants purportedly determined that their management fees were not sufficient to pay all their obligations. They voted to reduce Minturn's retirement payments. On April 2, 2018, the Defendants paid Minturn $10,000 instead of the required payment of $43,750. After April 2018, the Defendants made four more quarterly payments to Minturn for a total payment of $750,000 in retirement benefits. The Defendants have made no payments to Minturn after April 1, 2019.

ARGUMENT

Rule 56(a) provides that the court "shall grant summary judgment if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law." Fed. R. Civ. P. 56(a). Under Massachusetts law, where the terms of a contract are not ambiguous, the determination of the parties' respective contractual obligations is a question of law appropriate for resolution on summary judgment. Farmers Ins. Exch. v. RNK, Inc., 632 F.3d 777, 783-84 (1st Cir. 2011) (applying Massachusetts law). See also Weiss v. DHL Exp., Inc., 718 F.3d 39, 44-45 (1st Cir. 2013) (contract interpretation is a question of law); NExTT Sols., LLC v. XOS Techs., Inc., 113 F. Supp. 3d 450, 457 (D. Mass. 2015) (Gorton, J.) ("Contract interpretation under Massachusetts law is ordinarily a question of law for the court").

I. THE ELEMENTS OF A BREACH OF CONTRACT CLAIM.

"Under Massachusetts law, a claim for breach of contract requires the plaintiff to show the existence of a valid and binding contract, that the defendant breached the contract's terms, and that the plaintiff suffered damages as a result of that breach." Scholz v. Goudreau, 901 F.3d 37, 43 (1st Cir. 2018), citing Brooks v. AIG SunAmerica Life Assurance, Co., 480 F.3d 579, 586 (1st Cir. 2007). See also Young v. Wells Fargo Bank, N.A., 828 F.3d 26, 32 (1st Cir. 2016) (breach of contract claim requires proof of valid contract, breach of the contract, and damages).

As to the *first* element, whether a valid and binding contract exists between the parties, the Defendants agree that they are parties to the 1989 Agreement. The *second* element, whether the Defendants breached the terms of the 1989 Agreement and are liable for the unpaid retirement benefits, is the legal issue presented here. As to the *third* element, whether Minturn has suffered damages as a result of the Defendants' breach, if the Court determines that the Defendants breached the 1989 Agreement by terminating Plaintiff Minturn's retirement payments, the resulting damages are the unpaid retirement benefits, an amount that is not disputed.

II.   CONTRACTUAL PROMISES ARE TO BE ENFORCED AS WRITTEN.

Summary judgment on a breach of contract claim is appropriate where the Court finds no ambiguity in the contractual promises. That determination is based on an examination of the contract's plain text, "independent of extrinsic evidence concerning the drafting history or intention of the parties." Barclays Bank PLC v. Poynter, 710 F.3d 16, 21 (1st Cir. 2013). See also Balles v. Babcock Power, Inc., 476 Mass. 565, 571 n.12 (2017) ("a court generally will accord no deference to a party's interpretation of a contract but, rather, will focus on the language of the instrument to effectuate its terms"). Where the language of the contract is clear, it alone determines the parties' obligations and rights, which are to be enforced as written without the need of a trial. Balles, 476 Mass. at 571-72.

Under Massachusetts law, "an ambiguity is not created simply because a controversy exists between the parties, each favoring an interpretation contrary to the other." Boazova v. Safety Ins. Co., 462 Mass. 346, 351 (2012), quoting Citation Ins. Co. v. Gomez, 426 Mass. 379, 381 (1998). See also Szulik v. State St. Bank & Tr. Co., 935 F. Supp. 2d 240, 255 (D. Mass. 2013) (Gorton, J.) ("Ambiguity is not created merely because the litigants disagree about the meaning of a contract"). "Terms of a contract may be found ambiguous only if they are inconsistent on their face or are subject to a reasonable difference of opinion as to their meaning."

Bettencourt v. Jeanne D'Arc Credit Union, 370 F. Supp. 3d 258, 263 (D. Mass. 2019) (Gorton,

J.) (citations omitted). See also Mercury Sys., Inc. v. Shareholder Representative Servs., LLC,

820 F.3d 46, 52 (1st Cir. 2016) (terms are ambiguous only when they are "inconsistent on their

face or where the phraseology can support reasonable difference of opinion as to the meaning of

the words employed and obligations undertaken"). Where the 1989 Agreement as a whole can be

construed in a reasonable and practical way, consistent with its language, background, and

purpose, the entry of summary judgment enforcing that agreement is appropriate.

III.   THE TERMINATION OF MINTURN'S RETIREMENT PAYMENTS IS A BREACH OF CONTRACT AND NOT AUTHORIZED BY SECTION 11.

When they reduced, and then terminated, Minturn's retirement payments, the Defendants

argued their actions were not in breach of the 1989 Agreement but, instead, were authorized by

Section 11. However, properly construed, Section 11 is an expression of the Trustees' intention

that, provided that it was in the shareholders' best interests, future management fee recipients

should *become* bound to the 1989 Agreement. The Defendants contend that Section 11 should be

read instead as an expression of the Trustees' intention that persons already bound by the

Agreement should *stay* bound to it only as long as it is in the shareholders' best interests. In

short, the Defendants argue that Section 11 makes the entire Agreement discretionary. The

Defendants, who are bound, contend that, because their management fees have declined recently,

the elimination of Plaintiff Minturn's retirement payments is in the shareholders' "best interests."

The Defendants' argument should be rejected by the Court for the following reasons:

First, the plain language of Section 11 does not support the Defendants' argument. Section 11 expresses an intention that the obligations established by the 1989 Agreement "survive" and "continue" and "be made binding" on future management fee recipients. The "subject to" clause, on which the Defendants' argument hangs, qualifies that intention. If it is not in the shareholders' best interests for a potential third-party recipient of a management fee to become obligated under the 1989 Agreement, then the management fee recipient should not become obligated for the retirement benefits. The clause, however, does not change the Agreement's binding obligations on the Trustees. Nor does it turn those obligations into ephemeral undertakings. [Pages 18-20].

Second, the Defendants' proposed construction of Section 11 must be rejected because it would negate another express provision of the 1989 Agreement and cannot be reconciled with it. Section 8 of the Agreement explicitly limits the extent to which Minturn's retirement payments can be reduced in the event that the Company's net assets, and the Defendants' management fee, decline. Where there is an explicit provision that governs any reductions to the retirement payments, a contorted construction of another provision that would instead eliminate the payments is not permitted. [Pages 20-21].

Third, the Defendant's interpretation of Section 11 is also incorrect since it would necessarily result in a conflict with Section 8. The specific language of Section 8 that provides that retirement payments can only be reduced by no more than 50% conflicts with the more general terms in Defendants' proposed construction of Section 11 that such payments can be reduced in any amount or eliminated altogether. Where there is such a conflict, and it cannot be resolved, the more specific contract terms prevail over the more general terms. [Page 22].

Fourth, the Defendants' argument that they have the discretion to eliminate Plaintiff Minturn's retirement benefits runs counter to their express agreement and assurances in the 2008 Supplement. In the Supplement, the Defendants agreed that the pre-January 1, 2005 retirement

17

benefits provided to Minturn and Defendants Ernest E. Monrad and Bruce H. Monrad were "earned and vested" as of December 31, 2004 and that the Defendants had no discretion to reduce or eliminate them. The Defendants are now contractually and equitably estopped from asserting that they have the discretion to eliminate Minturn's retirement benefits. [Pages 23-24].

Fifth, the Defendants' contention that it is in the shareholders' "best interests" that they breach their contractual obligations to Minturn must be rejected. Since the management fee is a fixed percentage of the Company's net assets, paying or not paying Minturn's retirement benefits has no financial impact on the Company or its shareholders. Because the shareholders have no legal right or interest in how the Defendants allocate their fee, this can provide no justification for the Defendants' breach. [Pages 24-25].

A. The Plain Meaning Of Section 11 Is As A Precatory Expression Of The Trustees' Intention That Third Persons Managing The Company In The Future Would Pay The Retirement Benefits From Their Management Fee.

An analysis of Section 11 begins with the "plain meaning" of its terms. See Easthampton Congregational Church v. Church Mut. Ins. Co., 916 F.3d 86, 93 (1st Cir. 2019) ("contract terms should be construed in their plain and ordinary meaning"); Covidien LP v. Esch, 427 F. Supp. 3d 152, 158 (D. Mass. 2019) (Gorton, J.) ("Contract language must be assigned its 'plain meaning, bringing common sense to bear'"); Aware, Inc. v. Centillium Commc'ns, Inc., 604 F. Supp. 2d 306, 310 (D. Mass. 2009) (Gorton, J.) ("This Court interprets contracts in accordance with their plain meaning"), citing Freelander v. G&K Realty Corp., 357 Mass. 512, 516 (1970).

The terms of Section 11 are straightforward. Provided that it was in the "best interests" of the Company's shareholders, the Trustees "contemplated" and "intended" that the Agreement and its various provisions would "survive," "continue," and "be made binding" on any "individuals or entities" who became entitled to "trustee, advisory and/or management fees" in

18

any form from the Company. More concisely, the parties intended that any other recipients of management fees would also assume the obligations created by the 1989 Agreement.

The issue in this case turns on the phrase "[s]ubject always to the best interests of the shareholders" at the start of Section 11. The phrase modifies "is contemplated" and "intended," meaning that the Trustees' contemplation and intention that the Agreement be made binding on other recipients of management fees depends on whether doing so would be in the "best interests of the shareholders." If it would not in the shareholders' best interests, the Trustees would not intend that the obligations of the 1989 Agreement be made binding on those recipients.[4]

The statement in Section 11 that the signatories "contemplated" and "intended" that the retirement benefits would "be made binding" on management fee recipients does not, by itself, bind those persons. The fee recipients would still need separately to agree to pay those benefits. As written, and as a matter of law, Section 11 is simply a precatory expression of the Trustees' suggestion that any future fee agreements require the recipients to pay the obligations created by the 1989 Agreement.

But even if Section 11 was more than a precatory expression, it would not apply to this case. Each Defendant is *already bound* to the 1989 Agreement, not by operation of Section 11, but when he became a Trustee and certainly when he executed the 2008 Supplement.[5] Indeed, the Defendants do not dispute that they are bound to the 1989 Agreement. Instead, the Defend-

---

[4] Grammatically, the adverbial phrase should be read to modify "is contemplated" and "intended" since they are the verbs closest to it. However, reading the phrase to modify the other verbs in Section 11 ("shall survive," "continue" and "be made binding") does not change the meaning of the sentence. In that case, the parties intend that the obligations of the Agreement will survive, continue, and be made binding on non-parties who become entitled to management fees only if doing so is in the "best interests" of the shareholders.

[5] In the 2008 Supplement, each Defendant agreed that the 1989 Agreement "will remain in full force and effect and will govern the payment of benefits thereunder to the persons entitled thereto," and thereby bound themselves to it.

ants contend that the "subject to" phrase allows them to terminate any of the Agreement's obligations at any time as long as they determine that it is in the "best interests" of the shareholders to do so. In effect, the Defendants contend that the phrase makes all of the provisions of the 1989 Agreement discretionary. This construction is directly contrary to the plain language of Section 11 which provides that the obligations of the 1989 Agreement shall "be made binding," and thus must be rejected.

B.   The Defendants' Proposed Construction Of Section 11 Would Render Section 8 Of The 1989 Agreement Meaningless.

After undertaking a "plain reading" of the terms of Section 11, the next step is to determine which proposed construction fits into the contract as a whole. It is a "cardinal rule" of contract interpretation that a contract should be read to "give effect to all its provisions and to render them consistent with each other." PowerShare, Inc. v. Syntel, Inc., 597 F.3d 10, 17 (1st Cir. 2010), quoting Mastrobuono v. Shearson Lehman Hutton, Inc., 514 U.S. 52, 64 (1995). See also MIT Fed. Credit Union v. Cordisco, 470 F. Supp. 3d 81, 85 (D. Mass. 2020) (Gorton, J.) ("settled law" that "courts should interpret a contract to give meaning to all of its provisions"); Mach. Project, Inc. v. Pan Am. World Airways, Inc., 220 F. Supp. 3d 152, 158 (D. Mass. 2016) (Gorton, J.) ("Contracts are interpreted as a whole and terms are not construed in isolation").

An interpretation of Section 11 which also gives effect to the other provisions of the 1989 Agreement is to "be preferred to one which leaves a part useless or inexplicable." House of Clean, Inc. v. St. Paul Fire & Marine Ins. Co., 775 F. Supp. 2d 302, 309 (D. Mass. 2011) (Gorton, J.) (citations omitted). See also Starr v. Fordham, 420 Mass. 178, 192 (1995) ("[A]n interpretation [of a contract] which gives a reasonable ... meaning to all the terms is preferred to an interpretation which leaves a part unreasonable"), quoting RESTATEMENT (SECOND) OF

CONTRACTS § 203(a) (1981); <u>Computer Sys. of America, Inc. v. Western Reserve Life Assur.</u>
<u>Co.</u>, 19 Mass. App. Ct. 430, 437 (1985) ("every word and phrase of a contract should, if
possible, be given meaning, and none should be treated as surplusage if any other construction is
rationally possible").

In this case, an interpretation of Section 11 as a precatory expression of an intention that,
regardless of the form in which the Company may be managed in the future, the obligations of
the 1989 Agreement should "be made binding" on future management fee recipients gives effect
to all of the other provisions of the Agreement. The Defendants' proposed construction, under
which all of the obligations of the 1989 Agreement become completely discretionary, would
make the limits placed on the Defendants' discretion in Section 8 meaningless.

As described above, Section 8 provides for the limited reduction of retirement payments
where (1) the net assets of the Company have declined from specified parameters and (2) the
Independent Trustees have concluded that such a limited reduction together with the extension of
the payment period is "in the best interests of the shareholders of the Trust, in order to ensure the
availability adequate current compensation for the Trustees." <u>See</u> Agreement, § 8. If the retirement payments were entirely discretionary, the detailed parameters outlined in Section 8 would
simply be surplusage. Indeed, as construed by the Defendants, Section 11 would allow a reduction or elimination of Minturn's retirement payments even if the Company's net assets have
increased – which would directly contradict the provisions of Section 9. The Court should reject
the Defendants' construction of Section 11 where it would hollow out all of the other provisions
of the 1989 Agreement.

C. Specific Provisions Control General Provisions -- Where Section 8 Explicitly Restricts The Right Of The Defendants To Reduce Payments Where The Net Assets Decline, The General Provisions Of Section 11 Do Not Apply.

Another "cardinal principle" of contract interpretation under Massachusetts law is that a specific contract provision controls a conflicting general provision. Astra USA, Inc. v. Bildman, 455 Mass. 116, 141 (2009) (citation omitted). See also Easthampton Congregational Church, 916 F.3d at 92 ("principle of Massachusetts law that '[m]ore specific contract terms ordinarily control over more general contract terms'"); Newharbor Partners, Inc. v. F.D. Rich Co., Inc., 961 F.2d 294, 299 (1st Cir. 1992) ("common principle of contract construction is that a specific term will control over a conflicting general term" and likewise "a unequivocal term will control over a conflicting ambiguous term"); RESTATEMENT (SECOND) OF CONTRACTS § 203(c) (1981) ("specific terms and exact terms are given greater weight than general language").

As discussed above, Section 8 and Section 11 can be construed to give meaning to each where Section 11 is properly understood as a precatory expression of the Trustees' intention to make the obligations of the Agreement binding on future management fee recipients. The Defendants' contention that both Sections authorize the Defendants to reduce Minturn's retirement benefits in the "best interests" of the Company's shareholders when the net assets decline leads to an unnecessary conflict. If the Court adopts the Defendants' proposed construction, the Court must also conclude that the specific terms of Section 8 prevail over Section 11's general provisions. In that case, the Defendants' severe reduction and subsequent termination of Minturn's retirement payments is a breach of the 1989 Agreement and the Plaintiff is entitled to summary judgment on Count IV.

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D. The Defendants' Proposed Construction, Under Which The Payment Of Minturn's Retirement Benefits Is Discretionary, Conflicts With Their Assertion In The 2008 Supplement That Such Benefits Were "Earned And Vested."

There is a further reason to reject the Defendants' proposed construction of Section 11. The Defendants' assertion that they have complete discretion to eliminate Minturn's retirement payments cannot be squared with their statement in the 2008 Supplement that such benefits were "earned and vested" and not subject to taxation under Section 409A of the Code.

The IRS advised that deferred compensation would not be subject to Section 409A if the compensation had been deferred before January 1, 2005. An amount would be considered deferred before January 1, 2005 where the employee had a legally binding right to be paid the amount and the right to the amount was earned and vested. See IRS Notice 2005-1, A-16, at 22-23. In its guidance, the IRS stated that "a right to an amount is earned and vested only if the amount is not subject to either a substantial risk of forfeiture (as defined in 26 C.F.R. § 1.83-3(c)) or a requirement to perform further services." Id.

Under 26 C.F.R. § 1.83-3(c), a benefit was not vested if the employer retained the discretionary ability to delay or deny payment of the benefit. See, e.g., Priv. Ltr. Rul. 9036018, 1990 WL 700312 (Sept. 7, 1990) (where trustees has complete discretion to determine what amount, if any, an employee will receive from the trust, the employee's interest does not vest until the trustees exercise their discretion); Priv. Ltr. Rul. 8409067, 1983 WL 203431 (Nov. 30, 1983) (where trustee had complete discretion to pay benefit, the benefit did not vest until the discretion was exercised). The IRS's Section 409A guidance similarly noted that "amounts to which the [employee] does not have a legally binding right before January 1, 2005 (*for example because the [employer] retains discretion to reduce the amount*), will not be considered deferred before January 1, 2005. IRS Notice 2005-1, A-16, at 22-23 (emphasis added). See also 26 C.F.R.

23

§ 1.409A-6 ("Amounts to which the [employee] did not have a legally binding right before January 1, 2005 (for example, because the [employer] retained discretion to reduce the amount), will not be considered deferred before January 1, 2005").

Implicit in the Defendants' agreement with Minturn in the 2008 Supplement that his retirement benefits were "earned and vested" and not subject to Section 409A is an admission that the Defendants do not have any discretion to deny those benefits. In making such a contractual agreement, the Defendants should now be equitably estopped from asserting that they have discretion to eliminate Minturn's retirement payments. See, e.g., Nagle v. Acton-Boxborough Reg'l Sch. Dist., 576 F.3d 1, 3 (1st Cir. 2009) (doctrine of equitable estoppel "seeks to prevent injustice when an individual detrimentally and predictably relies on the misrepresentation of another"); Harrington v. Fall River Hous. Authy., 27 Mass. App. Ct. 301, 307 (1989) (under Massachusetts law, "principle of equitable estoppel functions 'to prevent one from benefiting from his own wrongdoing and to avoid injustice'"). Where the Defendants agreed that they did not have any discretion to deny Minturn's retirement payments, their contrary construction of Section 11 must be rejected.

E. Breaching The Obligations Owed To Minturn Is Not In The Shareholders' Interest.

Finally, the Defendants' assertion that they may refuse to pay retirement benefits owed to Minturn so that they can continue to pay themselves and other obligations on the grounds that this is in the "best interests" of the Company's shareholders is unconvincing. As discussed above, Section 8 expressly identifies the discretionary reductions the Defendants may make "in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees." The relevant shareholder "interests" in Section 11

24

concern only whether some future agreement between the Company and management fee recipients should include the obligations established by the 1989 Agreement and not whether the Defendants should comply with their existing contractual obligations.

Furthermore, because the management fee is a fixed percentage of the Company's net assets, the payment or non-payment of Minturn's retirement benefits is of no consequence to the shareholders. While the shareholders may have a generalized concern for the Defendants' financial and emotional well-being, they have no standing to approve or disapprove of the Defendants' expenditures from the fee. The only parties who have a legal interest in the management fees are the Defendants themselves and they are under no legal, moral, or ethical duty to allocate their fees in the "best interests" of the shareholders.

CONCLUSION

For the reasons stated above, Plaintiff Robert B. Minturn respectfully requests that this Court enter summary judgment on his behalf on Count IV (Breach of Contract) of the Plaintiff's Complaint.

ROBERT MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: July 30, 2021

<u>CERTIFICATE OF SERVICE</u>

I hereby certify that this document was filed through the ECF system and served electronically on all registered participants as identified in the Notice of Electronic Filing (NEF), which includes counsel for all parties.

/s/ Douglas W. Salvesen

Douglas W. Salvesen

Date: July 30, 2021

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,	)	
Plaintiff,	)))	
v.	))	C.A. No. 20-10668 (NMG)
ERNEST E. MONRAD, et al.,	))	
Defendants.	))	

PLAINTIFF'S STATEMENT OF THE MATERIAL FACTS OF RECORD

In accordance with Local Rule 56.1, Plaintiff Robert B. Minturn submits the following concise statement of the material facts of record as to which he contends there is no genuine issue to be tried, with page references to affidavits, depositions, and other documentation.

The Northeast Investors Trust

1. Northeast Investors Trust ("Company") is a Massachusetts business trust governed by a Declaration of Trust. A copy of the Declaration of Trust, as amended, is attached hereto as Exhibit 1.

2. The Company, which was founded in 1950, is a mutual fund whose principal investment objective is the production of income, which it seeks to achieve primarily by investing in high-yield corporate bonds and other debt instruments. The Company is managed by a Board of Trustees who are responsible for overseeing its operation and management. Defendants' Counterclaim, ¶ 6.

3. The five Defendants are the Company's current Trustees. Defendants Ernest E. Monrad and his son, Bruce H. Monrad, are each officers of the Company and serve as "Management" Trustees. Defendants Peter Blampied, George P. Beal, and Charles R. Daugherty serve as "Independent" Trustees. Defendants' Counterclaim, ¶ 7.

4.   The Company, as an internally managed fund, is unlike many other mutual funds which typically contract with an independent entity to manage their assets and to which the fund pays a management fee. Defendants' Counterclaim, ¶10.

5.   Under the Declaration of Trust, each quarter the Trustees collectively receive a management fee of one-eighth of 1% of the Company's net assets, which amounts to an annual fee of .5% of net assets. See Exhibit 1, Declaration of Trust, Art. V, § 9.

Plaintiff Robert B. Minturn

6.   Plaintiff Robert B. Minturn began working at the Northeast Investors Trust in 1978. Two years later, Minturn became a Trustee and served as a Trustee up to June 2005. Minturn Affidavit, ¶ 2.

7.   At the time that Minturn began working at the Company, it was managed by Defendant Ernest E. Monrad and William A. Oates, Jr., both of whom were also Trustees. During his thirty-five-year career at the Company, Minturn served at various times as its Chief Legal Officer, its Clerk, and one of its Vice Presidents. Minturn retired from the Company on December 31, 2013. Minturn Affidavit, ¶ 3.

Memorandum of Agreement by and among Trustees

8.   On or about July 1, 1989, the Trustees of the Company executed a Memorandum of Agreement by and among Trustees ("1989 Agreement"). A copy of the 1989 Agreement is attached hereto as Exhibit 2.

9.   Section 6 of the 1989 Agreement provides as follows:

6.   In the event of the death, disability, incapacity or retirement of Robert B. Minturn, Jr. at normal retirement age or beyond, thereafter for a period of ten years he, or his estate or other designee, shall be paid additional Trustee's compensation quarterly at the annual rate of $100,000, subject to the provisions of Section 8, below.

10.   Section 8 of the 1989 Agreement provides as follows:

8.   In the event that the total net assets of Northeast Investors Trust shall decrease and constantly remain for a period of more than 90 business days under its March 31, 1989 amount by more than 40% subsequent to the death, disability, incapacity or retirement of either of Ernest E. Monrad or William A. Oates, Jr., or by more than 50% subsequent to the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., at a time when any further amounts of additional Trustee's compensation shall be payable to any of said individuals or their estates or other designees under the provisions of any of Sections 4 and 5 above, the annual rate of payment of additional Trustee's compensation therein provided for (but not the total amount to be paid to a Trustee or his estate or other designee) may be reduced (i) by up to 40% in case of the death, disability, incapacity or retirement of either Ernest E. Monrad or William A. Oates, Jr., or (ii) by up to 50% in case of the death, disability, incapacity or retirement of both Ernest E. Monrad and William A. Oates, Jr., upon the determination by a majority of the Trustees of Northeast Investors Trust who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust then in office that such reduction is advisable and in the best interests of the shareholders of the Trust, in order to ensure the availability adequate current compensation for the Trustees. The Trustees who are not "interested persons" of the Trust from time to time in office shall have full discretion, based on whatever considerations they deem relevant, according such considerations whatever weight they deem appropriate, to make determinations and reductions pursuant to the preceding sentence, and to adjust such reductions upward or downward from time to time, within the limits of the percentages specified in the first sentence of this Section 8. If the annual rate of payment of any additional compensation to which a disabled, incapacitated or retired Trustee or his estate or other designee is entitled shall be so reduced, the number of years for which such additional compensation shall be paid shall be correspondingly increased, so that the same total dollar amount shall ultimately be paid as is provided for in, respectively, said Sections 4, 5 and 6 (but without adjustment upward in the total dollar amount payable to compensate for delay in payment).

3

11.   Section 9 of the 1989 Agreement provides as follows:

9.   The payments provided for in Sections 4, 5 and 6 above shall be increased by $50,000 per annum in case of Sections 4 and 5 and $25,000 in the case of Section 6 for each full $100,000,000 of additional net assets in excess of those on March 31, 1989 taken as of the date of death, disability, incapacity or retirement of the person to whom that Section applies.

Amendments to Memorandum of Agreement by and among Trustees

12.   The 1989 Agreement has been amended four times.

13.   A copy of Amendment No. 1 to Memorandum of Agreement by and among Trustees with an effective date of April 1, 1994 is attached hereto as Exhibit 3.

14.   A copy of Amendment No. 2 to Memorandum of Agreement by and among Trustees with an effective date of November 17, 1998 is attached hereto as Exhibit 4.

15.   A copy of Amendment No. 3 to Memorandum of Agreement by and among Trustees with an effective date of July 1, 2005 is attached hereto as Exhibit 5.

16.   A copy of the Supplement to Memorandum of Agreement by and among Trustees dated August 25, 2008 is attached hereto as Exhibit 6.

Annual Current Compensation and Annual Base Retirement Compensation

17.   Pursuant to Amendment No. 3 to the 1989 Agreement, the then Trustees and Officers (William A. Oates, Jr. and Robert B. Minturn) were entitled to receive the annual "current" compensation listed below:

	Annual "Current" Compensation
Ernest E. Monrad, Management Trustee	$2,509,474.92
William A. Oates, Jr., President	$1,600,000.00
Bruce H. Monrad, Management Trustee	$2,979,129.52
Robert B. Minturn, Vice President	**$ 250,000.00**
George P. Beal, Independent Trustee	$ 40,000.00

4

Charles R. Daugherty, Independent Trustee ....$ 40,000.00

Peter J. Blampied, Independent Trustee ....$ 40,000.00

18.   The base annual retirement compensation amounts, which are established by the

1989 Agreement (Ernest E. Monrad, William A. Oates, Jr., and Robert B. Minturn) and the

Amendment No. 2 (Bruce H. Monrad), are listed below:

Annual Base Retirement Compensation

Ernest E. Monrad, Management Trustee $1,600,000.00

William A. Oates, Jr., President...$1,400,000.00

Bruce H. Monrad, Management Trustee................................$2,400,000.00

Robert B. Minturn, Vice President $100,000.00

**Defendants' Termination Of Plaintiff Robert B. Minturn's
Retirement Payments In Breach Of The 1989 Agreement**

19.   As of December 31, 2013, the date of Plaintiff Robert B. Minturn's retirement,

the Company's net assets were in excess of $760 million. Minturn Affidavit, ¶ 4.

20.   Under the terms of the 1989 Agreement, as amended, Plaintiff Robert B. Minturn

was entitled to receive compensation of $175,000 annually to be paid out quarterly over a ten-

year period, for a total post-services payment of $1,750,000. Minturn Affidavit, ¶ 5.

21.   Beginning in April 2014 and up through January 2018, Plaintiff Robert B.

Minturn received quarterly payments of $43,750 in accordance with the terms of the 1989

Agreement, as amended. Minturn Affidavit, ¶ 6.

22.   At the February 2018 Trustee meeting, the Defendants purportedly determined

that their management fees were not sufficient to pay all their obligations. They voted to reduce

Plaintiff Robert B. Minturn's retirement payments. Defendants' Counterclaim, ¶ 7.

23.   On April 2, 2018, the Defendants paid Plaintiff Robert B. Minturn $10,000

instead of the required payment of $43,750. After April 2018, the Defendants made four more

quarterly payments to Plaintiff Robert B. Minturn for a total payment of $750,000 in retirement

benefits. Minturn Affidavit, ¶ 7.

24.   The Defendants have made no payments to Plaintiff Robert B. Minturn after April

1, 2019. Minturn Affidavit, ¶ 8.


ROBERT B. MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO# 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, Massachusetts 01810
(617) 381-4404


Date: July 30, 2021

CERTIFICATE OF SERVICE

I hereby certify that this document was filed through the ECF system and served electronically on all registered participants as identified in the Notice of Electronic Filing (NEF), which includes counsel for all parties.


/s/ Douglas W. Salvesen

Douglas W. Salvesen


Date: July 30, 2021

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,

                Plaintiff,

v.

ERNEST E. MONRAD, BRUCE H. MONRAD,
PETER J. BLAMPIED, GEORGE P. BEAL, and
CHARLES R. DAUGHERTY,

                Defendants.

C.A. No. 20-10668 (NMG)

DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION FOR SUMMARY JUDGMENT

David E. Lurie (BBO #542030)
E. Page Wilkins (BBO #654535)
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel. 617-367-1970
dlurie@luriefriedman.com
pwilkins@luriefriedman.com

Counsel for Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampfield, George P. Beal, and Charles R. Daugherty

TABLE OF CONTENTS

TABLE OF AUTHORITIES

INTRODUCTION

Defendants Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampied, George P. Beal, and Charles R. Daugherty (the "Trustees") submit this memorandum of law in support of their opposition to plaintiff Robert B. Minturn's ("Minturn") motion for summary judgment on Count IV of his Complaint. This action arises in part from Minturn's claim that the Trustees of the Northeast Investors Trust (the "Trust") breached a 1989 compensation agreement among the Trustees by reducing and later terminating Minturn's additional Trustee's compensation on the grounds that the modification was in the best interests of the shareholders/beneficiaries of the Trust. Despite being paid millions of dollars for relatively little effort over the last 35 years, Minturn now seeks a retirement payout that, to the detriment of the shareholders, would leave the Trust with insufficient funds to pay for appropriate management of its assets. His breach of contract claim is based on a self-serving misinterpretation of the relevant compensation agreement, a willful disregard for the fiduciary duties imposed on the Trustees of the Trust and a surprising indifference to the interests of the Trust's shareholders. The plain language of the compensation agreement makes clear that the Trustees were authorized to reduce and even terminate Minturn's retirement payments to ensure that there were adequate funds for asset management and to protect the best interests of the shareholders. Minturn is not entitled to summary judgment on his breach of contract claim.

FACTUAL ALLEGATIONS

I.   THE TRUST AND TRUSTEE COMPENSATION

The Trust is a Massachusetts business trust founded in 1950 and governed by a Declaration of Trust. Plaintiff's Statement of the Material Facts of Record ("SOF") ¶¶ 1-2 and Ex. 1, Northeast Investors Trust Declaration of Trust ("DoT"). The Trust is a mutual fund whose principal investment objective is the production of income, which it seeks to achieve primarily by investing in fixed-income securities. SOF ¶ 2. The Trust is managed by a Board of Trustees who are responsible for overseeing the operation and management of the Trust. SOF ¶ 2. Currently, defendants Peter J. Blampied, George P. Beal and Charles R. Daugherty serve as independent Trustees. Defendant Bruce H. Monrad ("B. Monrad") is the sole interested, management Trustee and Chairman of the Board of Trustees. Defendant Ernest Monrad ("E. Monrad") served as an interested, management Trustee for sixty years until his death in June 2020. SOF ¶ 3. The Trust is an internally managed fund. SOF ¶ 4. If it were not managed by its Trustees, it would have to pay a third party for asset management services.

As compensation for their services, the Trustees are entitled to receive as an aggregate fee:

> a sum equal to one-eighth of one percent (1/8 of 1%) of the principal of the Trust at the close of each quarter. . . . Such compensation shall cover the personal services of the Trustees to the Trust, and in addition, the Trustees shall for such compensation furnish and pay for (1) all research and statistical services to the Trust, and (2) such office space as the Trust may require.

DoT, § 9 (emphasis added). The management fee paid to the Trustees for overseeing and managing the Trust for the benefit of the shareholders fluctuates based on the assets of the Trust. Defendants' Statement of Additional Material Facts ("AMF") ¶ 2. It is the only source of compensation for the Trustees, out of which all rent and investment-related expenses of the Trustees are paid. Id.

Although the management fee is fixed, the DOT does not dictate how the Trustees allocate the fee among themselves for the services and office space they are required to provide for the Trust. BHM ¶ 10; RBM Tr. at 49. Historically, the Trustees have entered into various agreements to allocate that fixed percentage. SOF, Ex. 2-5; EPW Aff., Ex E. In practice, the management fee is used to compensate the independent Trustees and the remainder is paid to the management Trustees who pay for the management and investment-related expenses out of their share of the fee. AMF ¶ 4.

II.   ALLOCATION OF THE MANAGEMENT FEE - THE 1989 AGREEMENT

On or about July 1, 1989, the Trustees at the time entered into a Memorandum of Agreement ("1989 Agreement" or "Agmt."), which was amended in 1994, 1998 and 2005 and supplemented in 2008. SOF, Ex. 2-6. Minturn was a party and signed the 1989 Agreement, the Amendments and the Supplement. SOF, Ex. 2-6. At the time, E. Monrad, William Oates ("Oates") and Minturn were interested, management trustees. SOF ¶ 7.

The 1989 Agreement provides for the allocation of the management fee received from the Trust pursuant to Section 9 of the DoT. In addition to "current Trustee's compensation," the 1989 Agreement provides for "additional Trustee's compensation" upon the death, disability, incapacity or retirement of E. Monrad, Oates and Minturn. Agmt. §§ 3-6. Unlike current Trustee's compensation, additional Trustee's compensation is not for actual services provided by the Trustees. Id. The Agreement later was amended to add B. Monrad as a recipient of current and additional Trustee's compensation. SOF, Ex. 3.

The additional Trustee's compensation provided for in the 1989 Agreement is not guaranteed. See Agmt. §§ 8, 11. If the net asset value of the Trust decreased and E. Monrad and/or Oates had died or retired, the independent Trustees were authorized to reduce the additional compensation for E. Monrad and Oates if the reductions were "advisable," in the "best interests of the shareholders" and would "ensure the availability [of] adequate current compensation for the Trustees." Agmt. § 8.

Furthermore, in Section 11, the signatories to the 1989 Agreement expressed their intention that "subject always to the best interests of the shareholders," the provisions of the

3

Agreement would "survive" and "continue" and "be made binding" on successor trustees, including provisions regarding additional Trustee's compensation. In other words, the signatories, including Minturn, intended that their duty to consider the best interests of the shareholders in making payments of additional Trustee's compensation would continue and that, after they retired or died, the replacement trustees would honor their additional Trustee's compensation payments – if the payments were in the best interests of the shareholders. Agmt. § 11. Accordingly, in addition to the specific modifications to compensation outlined in Section 8, Section 11 provides the Trustees with a mandate to modify additional Trustee's compensation if they determine the change is in the best interests of the shareholders.

III.   MINTURN'S ROLE WITH THE TRUST AND COMPENSATION

Minturn served as Trustee from 1980 until June 2005. SOF ¶ 6. He served as Chief Legal Officer ("CLO") of the Trust until December 2013 and, at various times, held titles of Clerk and Vice President. SOF ¶ 7. His services to the Trust were provided on a limited, part-time basis on his own schedule. Affidavit of Bruce H. Monrad ("BHM") ¶ 25 He also provided services to several other companies. Id. After he resigned as Trustee, he continued in his role as CLO and Clerk, without any additional duties, and was compensated in the same manner he had been as Trustee.[1] Id.

The 1989 Agreement provides that upon Minturn's death, disability, incapacity or retirement from the Trust, he would receive additional Trustee's compensation of $100,000 annually over a ten-year-period. Agmt. §§ 3, 6. The Agreement allows for an increase in his additional Trustee's compensation for each full $100 million increase in the Trust's net assets.

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[1] Minturn testified that as CLO he provided no legal services, could not say what other services he did provide as CLO and described the job as a "title". RBM Tr. at 24-25, 100. Although he claims he was involved with management of the Trust, he described his services as participating in Trustee meetings, participating in votes, and "day-to-day activities." Id. at 53. He was not involved with actual investment or asset management.

Agmt. § 9. Minturn retired from the Trust on December 31, 2013. SOF ¶ 7. With the increase allowed by Section 9, Minturn potentially could receive $175,000 per year for ten years in additional Trustee's compensation. Agmt. §§ 6, 9. Between April 2014 through January 2018, Minturn received $175,000 annually in quarterly payments of $43,750. SOF ¶ 21.

IV.   DECREASE IN ASSET VALUE AND DECISION TO MODIFY PAYMENTS

When Minturn retired, the Trust's net assets were in excess of $760,000,000. SOF ¶ 19. This allowed for a management fee of $3,800,000. Subsequently, however, the net asset value of the Trust decreased substantially resulting in a corresponding decrease in the Trustees' management fee. AMF ¶ 5. By 2017, net asset value had decreased to $303 million and, by 2018, it had decreased to $257 million providing for an annual management fee of only $1,326,840. Id. After payment of the independent Trustees' fee of $40,000 per Trustee and $40,000 to Minturn as additional Trustee's compensation, there was $1,166,840 remaining to pay rent, investment analysts and marketing expenses, among other Trust expenses. Id. ¶ 6.

While net asset value had decreased, Trust expenses had increased. In 2018, the rent paid by the Trust totaled $344,022. The Trustee's payroll expenses, including salary and benefits for the investment analyst, were at least $326,413. Marketing costs totaled $126,082. Other necessary expenses including insurance, subscription fees, internet, telephone, and travel totaled $167,179. After payment of those expenses, only $203,071 from the management fee remained for compensation for the two management Trustees. AMF ¶ 7. This is far below the market rate for a third-party asset manager. AMF ¶ 8. Neither E. Monrad nor B. Monrad was paid the current Trustee's compensation provided by the 1989 Agreement as amended. AMF ¶ 9; SOF, Ex. 5.

In light of the substantial reduction in the management fee and the substantial increase in the Trust's expenses, Minturn was informed, as early as 2017, that the Trustees might have to reduce his additional Trustee's compensation pursuant to Section 11 of the 1989 Agreement. AMF ¶ 10. On February 12, 2018, the independent Trustees voted pursuant to Section 11 of the 1989 Agreement that it was in the best interests of the shareholders to modify the payments set forth in the 1989 Agreement and its amendments. Id. ¶¶ 11-13. Subsequently, Minturn's additional Trustee's compensation was reduced. Id. ¶ 13. Starting April 2, 2018, Minturn received $10,000 per quarter rather than $43,750 per quarter. SOF ¶ 23.

In 2019, the net asset value of the Trust further declined to $201 million and the Trustees' management fee decreased to $1,081,308. AMF ¶ 14. After payment of the independent Trustees' fees, E. Monrad's management Trustee fee and the Trust's expenses, and excluding any "additional Trustee's compensation" to Minturn, there was little or nothing remaining to compensate B. Monrad for his management of the Trust. Id. Therefore, Minturn's additional compensation payments were terminated after April 1, 2019. SOF ¶ 24.

In the two years since Minturn's additional Trustee's compensation was terminated, the economics for the Trust have not improved. AMF ¶¶ 16, 17. In 2020, the net asset value of the Trust had decreased to $165 million reducing the Trustees' management fee to $855,204 to pay for management services and rent. AMF ¶ 16. In 2021, net asset value has decreased further to approximately $156 million and the management fee has declined to $815,000. AMF ¶ 17.

By December 31, 2013, the effective date of his retirement, Minturn had received more than $7 million in current Trustee's compensation. Prior to termination of the payments, he had received $700,000 in "additional Trustee's compensation" from the Trust. AMF ¶ 18.

6

ARGUMENT

Summary judgment is required when, viewing the evidence in the light most favorable to the nonmoving party, there is no genuine issue as to any material fact, and the moving party is entitled to judgment as a matter of law. Fed. R. Civ. P. 56. A court must view the record in the light most favorable to the nonmoving party and draw all reasonable inferences in the nonmoving party's favor. Zurich American Ins. Co. v. Watts Regulator Co., 860 F. Supp. 2d 78, 85 (D. Mass. 2012).

Under Massachusetts law, contract interpretation is a matter of law for the court, which must consider the situation of the parties when they made it and the objects sought to be accomplished. Albertini v. Summit Tech. Serv., Inc., 287 F. Supp. 2d 92, 98 (D. Mass. 2003). The primary objective of contract interpretation is to achieve the intent of the parties. Brigade Leveraged Cap. Str. Fund Ltd. v. PIMCO Income Strategy Fund, 466 Mass. 368, 374 (2013). It is an "individualized process" "turning on the particular language used against the background of other indicia of the parties' intention." Shea v. Bay State Gas. Co., 383 Mass. 218, 222-23 (1981). No form of words is self-interpreting, however; meaning can only be understood in context. Thomas v. Christensen, 12 Mass. App. Ct. 169, 175 (1981). Furthermore, the words of a contract must be considered in the context of the entire contract rather than in isolation. Brigade, 466 Mass. at 374. The literal interpretation of any word or phrase in a contract may be qualified by the context in which it appears, by the general purpose manifested by the entire contract and by the circumstances existing at the time the contract was executed. Charles I. Hosmer, Inc. v. Com., 302 Mass. 495, 501–02 (1939).

Minturn is not entitled to payments for additional Trustee's compensation under the 1989 Agreement. The plain language of the Agreement reveals that the Trustees' intent was to

7

allocate the management fee to ensure the availability of adequate funds for current Trustee's compensation consistent with the DoT and their fiduciary duties. It unambiguously reflects the Trustees' intention that payment of additional compensation was not guaranteed and must be modified to protect the best interests of the shareholders. Any interpretation to the contrary is inconsistent with the requirements of the DoT and the Trustees' fiduciary duties.

I.   THE TRUSTEES WERE AUTHORIZED TO MODIFY THE PAYMENTS

It is axiomatic that trustees of a business trust stand in a fiduciary relationship to the beneficiaries or shareholders of the trust. Fogelin v. Nordblom, 402 Mass. 218, 222-23 (1988). The declaration of trust is a contract between the trust and the shareholders and defines the rights of the shareholders. Brigade, 466 Mass. at 373-74; Western Inv., LLC v. Deutsche Multi-Market Income, 34 Mass. L .Rptr. 95, at *3 (Mass. Super. Ct. 2017). In executing the DoT, the Trustees agreed to manage and hold assets "IN TRUST" for the benefit of the shareholders or beneficiaries. See DoT, Preamble and Art I, Section 2.

The 1989 Agreement must be read in context with the DoT to understand the Trustees' intent. When the Trustees entered into the 1989 Agreement to allocate the management fee among themselves, they were required by the express terms of the DoT and their fiduciary duties to the shareholders to use the management fee to ensure that certain expenses were paid – personal services of the Trustees, which would include asset management, research and statistical analysis and office space. DoT § 9. All three expenses were essential to fulfilling the purpose of the Trust which was to "provide investors with a managed, diversified investment program, the primary objective of which [was] production of income." DoT, Art II.

Consistent with their common law duties and the DoT, Section 11 of the 1989 Agreement provides that the Agreement and its provisions, including provisions for additional compensation are "subject always to the best interests of the Trust." The express intent of the 1989 Agreement was to bind Trustees with respect to Trustee compensation *only if* the payment of such compensation remained in the best interests of the shareholders. The Trustees understood that shareholders' interests could be adversely affected by the economic arrangements among the Trustees reflected in the 1989 Agreement. The "best interests" phrase in Section 11 permits the Trustees to fulfill their fiduciary duties to the shareholders.

The 1989 Agreement was executed at a time when Trust assets were sufficient to generate a management fee that could cover adequate current compensation as well as the contemplated additional Trustee's compensation. AMF ¶ 5. However, by 2018 that was no longer true. Id. ¶ 5, 6, 7. The value of the Trust assets had dropped precipitously, expenses had increased and there were insufficient funds to pay for additional compensation without shortchanging current Trustee compensation and, consequently, the shareholders. Id. ¶ 4-7. Faced with the choice of continuing to pay Minturn additional Trustee's compensation instead of paying for actual management services, the independent Trustees voted to modify payments to Minturn. Id. ¶ 11, 12. The Trustees' decision to modify Minturn's payments for additional trustee's compensation, on the grounds that it was in the best interests of the shareholders, was consistent with their common law fiduciary duties, the express requirements of the DoT and the plain language of the 1989 Agreement.[2] Id. Indeed, paying additional trustee's compensation to Minturn, when no management fee was available to pay B. Monrad as management trustee, would violate the DoT's requirement that the management fee "shall cover personal services of the Trustees." DoT § 9.

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[2] The independent Trustees' decision is also protected by the business judgment rule. Massachusetts business trusts operate similarly to a corporation and, accordingly, the trustees' business judgments are entitled to deference under state law similar to directors of a corporation. See Western Inv., LLC, 35 Mass. L. Rptr. at *3-5.

9

Minturn does not dispute that the Trustees were bound by fiduciary duties to the

shareholders. He does not dispute that those duties include a duty to see that assets are

responsibly managed and that the management fee is spent prudently to ensure responsible

management. RBM Tr. p. 55-56.[3] However, his insistence that the Trust pay for his additional

Trustee's compensation rather than for personal services such as asset management would force

the Trustees to violate their contract with the shareholders and breach their fiduciary duties.

They would be spending money on additional Trustee's compensation payments rather than for

active management services, analysis and rent as required by the DoT.

The end result of Minturn's theory that he is entitled to "additional Trustee's

compensation" regardless of the economic impact on the Trust or the shareholders is the

untenable situation where the sole, interested management Trustee, currently B. Monrad, would

be forced to work for the Trust without compensation.[4] AMF ¶ 15-17. Moreover, for the same

reasons Minturn has not been paid his additional Trustee's compensation, the Trustees have not

made any additional Trustee's compensation payments to E. Monrad's estate since his death.

AMF ¶ 20. Under Minturn's theory, E. Monrad's estate could collect additional Trustee's

compensation regardless of the impact on the Trust and its shareholders.

II.   MINTURN MISINTERPRETS THE 1989 AGREEMENT AND IGNORES SHAREHOLDER INTERESTS

A. Section 11 Is Consistent With Fiduciary Duties and Not Merely Precatory

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[3] Although Minturn agrees that it is important to attract adequate and competent management (Minturn Tr. at 179) and it was part of his duties to see that the Trust was adequately managed (RBM Tr. at 180), he expressed no opinion as to whether it would not be in the best interests of the shareholders for the Trustees to stop paying the management trustees or for services of a financial analyst. (RBM Tr. at 115-118). He had no opinion as to whether it would be a breach of fiduciary duty if Trustees paid for additional Trustee's compensation where there was not enough money to pay current Trustees services, rent or other services required by the DoT. (RBM Tr. at 120).

[4] Minturn had no opinion on a reasonable level of compensation for the manager of a fund similar to the Trust (RBM Tr. at 173) or whether it was reasonable for B. Monrad to receive no compensation for managing the Trust. Id. 174.

The phrase "subject always to the best interests of the shareholders" in Section 11 must be interpreted within the fiduciary context of the Trust and by looking at the 1989 Agreement as a whole. The phrase is not, as Minturn claims, merely a "precatory expression of the Trustees' intention" that trustees in the future would pay retirement benefits from their management fee. See Green v. Danahy, 223 Mass. 1, 4-5 (1916) (enforcing "subject always to" phrase in burial certificate as limiting terms under which burial right could be exercised). Instead, it states the guiding principle for the entire Agreement. The phrase is entirely consistent with the requirements of the DoT, the Trustees' fiduciary duties and the concern expressed in Section 8 of the Agreement that the reductions outlined must be in the best interests of the shareholders and ensure the availability of adequate current compensation for Trustees. Minturn's argument that Section 11 has no meaning once a successor trustee is bound by the Agreement is not consistent with the language of that provision. Instead, Section 11 makes clear that the Trustees are not empowered to make the Agreement binding on future trustees unless the provisions, including payment of additional Trustees' compensation, are in the best interests of the shareholders. The "subject always to" condition does not vanish once a future trustee signs the agreement.

Minturn's argument that the Trustees' interpretation of Section 11 would render the entire Agreement discretionary is sheer exaggeration. The Trustees have agreed among themselves to allocate the compensation allowed by the DoT in a specific manner and cannot modify or reduce the agreed-upon payments simply because they think it would be a good idea. The Trustees have specific parameters for deciding to reduce additional compensation, namely where it is in the best interests of the shareholders and to ensure there is adequate current compensation.[5]

B. Trustees' Interpretation of Section 11 Does Not Render Section 8 Meaningless and Section 8 Does Not Limit Trustee's Right to Reduce Minturn's Payments

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[5] In any event, Minturn's certainty about the meaning of Section 11 is surprising given that he testified that he had no idea why Section 11 was included. RBM Tr. at 204-205.

Section 8 was not applicable to the situation facing the independent Trustees in 2018 when they voted to modify the additional Trustee's compensation payments. Section 8 only applies if the following conditions precedent are met: (1) net asset value of the Trust decreases by 40% from its 1989 amount and E. Monrad has died or retired; or (2) net asset value has decreased by 50% from its 1989 amount and both E. Monrad and Oates have died or retired; and (3) in either case, additional Trustee's compensation to E. Monrad and/or Oates is payable. These conditions were not met at the time the Trustees voted to modify Minturn's additional compensation. Net asset value was $385 million in 1989 and $257 million in 2018 – only a 33% decrease. Not until 2019, when Minturn's payments were terminated, had net asset value decreased by almost 50%. Furthermore, no additional compensation was payable to either E. Monrad or Oates at the time. AMF ¶¶ 19, 27. E. Monrad had not retired and was still receiving current Trustee compensation. Id. Additional Trustee's compensation payments to Oates ceased in 2016 with no further obligation by the Trustees. See Section III.B. below; Albertini, 287 F. Supp. 2d at 99-100 (no entitlement to severance payment when triggering event, sale of corporation or change in ownership, had not occurred).

Even if the conditions required to trigger Section 8 had been met in 2018, Section 8 does not limit reductions to Minturn's additional compensation to no more than 50%. A careful reading of the provision makes clear that the reductions contemplated apply only to the additional compensation for E. Monrad and Oates. If total net assets decrease by 40% or 50% after E. Monrad and/or Oates have retired:

> at a time when further amounts of additional Trustee compensation shall be payable to any of said individuals . . . under the provisions of any of Sections 4 and 5 above, the annual rate of payment of additional Trustee's compensation therein provided for . . . may be reduced . . . (emphasis added).

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SOF, Ex.2. The "annual rate of payment of additional Trustee's compensation" that may be reduced is the compensation provided for in Sections 4 and 5, *i.e.,* the additional compensation for E. Monrad and Oates. There is no such specific reduction contemplated for Minturn.[6]

It makes sense that Section 8 specifically addresses potential reductions to additional Trustee's compensation for E. Monrad and Oates, but not to Minturn, because they were anticipated to be the recipients of the largest additional compensation payments. If net asset value decreased dramatically, their additional compensation payments were likely to cut significantly into the amount available for current Trustees' compensation. Reductions to those payments were more likely to ensure the availability of adequate current compensation for Trustees actually providing "personal services" by managing the assets of the Trust.[7]

Although Section 6, providing for Minturn's additional Trustee's compensation payments, is "subject to Section 8," there is no reference to Section 6 until the final sentence of Section 8 which provides that if the contemplated reductions to additional compensation for E. Monrad and Oates are made, the same total amount shall be payable as is provided for in Sections 4, 5, and 6. In other words, if adjustments to E. Monrad and Oates's additional Trustee's compensation are made pursuant to Section 8, Minturn's compensation remains the same. Even if Section 8 were applied to Minturn, merely reducing his additional compensation

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[6] Minturn has admitted that "[i]t is not at all clear that Section 8 allows the Defendants to defer Minturn's retirement benefits, since the Section only expressly refers to reductions of benefits to be paid pursuant to Sections 4 and 5. Minturn's retirement benefits are contained in Section 6." See Plaintiff's Opposition to Defendants' Motion to Dismiss [ECF No. 16] p. 11, n.7.

[7] This is consistent with Section 3 of the 1989 Agreement which allows E. Monrad and Oates's current compensation to increase or decrease depending on fluctuations in net asset value.

by 50% would be insufficient to ensure adequate current Trustee's compensation.[8]   AMF ¶ 16, 17.

The Trustees' interpretation that Section 11 authorizes them to modify Minturn's payments does not create a conflict between Section 8 and Section 11.   Nothing in Section 8 or the 1989 Agreement prevents adjustments to Minturn's additional Trustee's compensation should the best interests of the shareholders require it.   Section 8 envisions reductions to additional Trustee's compensation under a particular set of circumstances contemplated by the Trustees.   The Trustees could not contemplate every possible scenario under which their ability to ensure adequate current compensation might be jeopardized.   Section 11 provides the Trustees with the flexibility to ensure adequate management and fulfill their fiduciary duties.   They need not sit idly by while circumstances conspire to reduce to zero the amount available to pay for asset management.

C. The Trustees Are Not Estopped By the 2008 Supplement

The "Supplement" executed in 2008 does not change the intention or powers of the Trustees as expressed in the 1989 Agreement or its Amendments.   It is not an amendment to the Agreement and was intended only to address [IRS] 409A.   Its purpose was to address potential 409A issues in case some or all of the "additional Trustee's compensation" was classified as deferred compensation, if paid.   By Minturn's argument it appears to apply only to increases, if any, to Minturn's additional trustee's compensation provided under Section 9 after January 1, 2005.   Intro, para. 2.   It supersedes and replaces the Agreement with respect to such increases, but otherwise has no effect on the Agreement.   Intro, para. 3.   The statement that "benefits were

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[8] Even if Minturn is correct that Section 8 applies to him, which the Trustees dispute, he concedes his only entitlement would be an increase in the number of years, the difference between $10,000 and 50% of his additional compensation for 2018, and 50% of his additional Trustee's compensation for 2019 to date.

14

earned and vested as of December 31, 2004" is for purposes of 409A compliance and does not

mean that Trustees may no longer apply Sections 8 or 11 to those payments.

In any event, the statement that "benefits were earned and vested" is in service of

declaring some potential payments "grandfathered" pursuant to 409A. It also means they are not

subject to the test under 409A regarding the "substantial risk of forfeiture". It does not mean that

there was no risk, or that the Trustees agreed that they would not modify those payments if it

were in the best interests of the shareholders. Moreover, any potential tax consequences would

not alter the construction or enforceability of a contractual agreement. See, e.g., Peterson v.

Comm'r of IRS, 827 F.3d 968, 986–89 (11th Cir. 2016). Failure to comply might be grounds for

enforcement by the IRS, but it does not affect the Agreement as negotiated by the Trustees. The

Court must interpret the contract according to its plain meaning and is not obligated to interpret it

to avoid negative tax consequences. Merriam v. Demoulas Super Mkts., Inc., 464 Mass. 721,

729-30 (2013) (plain language of contract did not prevent sale of shares of stock notwithstanding

that sale would jeopardize favorable S corporation tax status).[9]

D. Modifying Minturn's Payments Was in the Shareholders' Best Interests

Minturn's facile argument – that the relevant shareholder "interests" concern only

whether some future agreement between the Trust and management fee recipients should include

the obligations of the 1989 Agreement but not whether current Trustees should comply with their

existing contractual obligations – defies common sense. The requirements of the DoT apply to

current as well as future Trustees, and there is no reason why shareholders' interests would be

considered by future Trustees but not by the signatories to the 1989 Agreement. The Trustees

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[9] The Trustees are not estopped because Minturn has not shown that he relied on the Supplement to his detriment or that such reliance was reasonable. Minturn did not object when Section 11 was relied upon to decrease Oates's retirement compensation, which shows he made no such reliance. RBM Tr. at 95-96, 168. The Trustees also dispute that Minturn was an employee for the purposes of 409A or ERISA.

cannot, without breaching their fiduciary duties, shortchange effective management of the Trust

by paying additional compensation for a retired, inactive Trustee where funds are insufficient to

cover current trustee's compensation. The fact that the management fee is a fixed fee does not

mean that payment of Minturn's additional Trustee's compensation is of "no consequence to the

shareholders." The shareholders have a clear interest in and the Trustees have agreed to provide

"a managed, diversified investment program, the primary objective of which is production of

income" and to use the management fee to pay for the "personal services" of the Trustees. DoT,

Art. II and § 9 (emphasis added). The Trustees have a clear fiduciary duty to use the

compensation provided by the DoT to achieve these objectives. Minturn's statement that the

Trustees are under no "legal, moral or ethical duty to allocate their fees in the best interests of the

shareholders" is an astonishing sentiment for a former trustee.[10]

III.   EXTRINSIC EVIDENCE SUPPORTS THE TRUSTEES' INTERPRETATION

Under Massachusetts law, contract language is ambiguous if it is susceptible of more than

one meaning and reasonably intelligent persons would differ as to the proper one. Brigade, 466

Mass. at 374. The resolution of the ambiguity turns on the parties' intent discerned from the

circumstances and reasonable inferences. Albertini, 267 F. Supp. 2d at 98. Extrinsic evidence

of the parties' negotiations, course of performance or prior course of dealing is admissible to

assist in resolving the ambiguity. Id.

The Trustees maintain that Section 11 of the 1989 Agreement unambiguously authorizes

their decision to modify Minturn's payments and that they are not limited by Section 8 to reduce

Minturn's payments by only 50%. However, if the Court finds the 1989 Agreement ambiguous,

there is ample extrinsic evidence to resolve any ambiguity in favor of the Trustees'

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[10] Minturn testified that he had no thoughts on whether there would be any financial impact on the shareholders if there was not enough money to pay for management services for the Trust. RBM Tr. at 184.

interpretation. Discussions between Trustees and between Trustees and counsel in 1989 reflect that the Trustees understood that payments for additional compensation were not guaranteed and could not be enforced if they subverted the best interests of the shareholders by siphoning away funds for management services. In fact, the Trustees viewed the Agreement as enforceable only to the extent that it ensured adequate current compensation and was consistent with the DoT and the best interests of the shareholders.

A. Trustees Knew That Additional Compensation Was Not Necessarily Enforceable

Prior to execution of the 1989 Agreement, James Murray Howe, an independent trustee with whom Minturn had served, drafted a memorandum entitled "Questions to Be Considered" in which he analyzed the Trustees' rights to additional compensation under the proposed 1989 Agreement (cited as "Howe Memo."). See AMF ¶ 22, EPW Aff., Ex. B. Howe opined that the "separation" benefits were fair and appropriate and, assuming the expected sequence of Trustee retirement, there would be sufficiently available funds to provide for a "an adequate level of compensation for new (replacement) trustees." Howe Memo, at 1-2. However, Howe was concerned with the "potential impact of the unexpected" on the enforceability of the 1989 Agreement, *i.e.,* a significant decline in net asset value combined with the unexpected death or incapacity of more than one Trustee. Id. Howe also noted that payments for Trustee services were specifically covered by the DoT, while the payments contemplated for death, disability, incapacity or retirement were not. Id., p. 4. Howe summarized his concerns as follows:

> This analysis suggests to me that the legal enforceability of rights under the "Memorandum of Agreement" by former Trustees (or their estates) could be somewhat open to question. Going further, it seems to me at least theoretically possible that a shareholder could raise objection to death, disability or retirement benefit payments to former Trustees (or their estates), on the grounds that such payments were really being made by the Trust, but that they were not being made to Trustees "for their services", and were not authorized or prescribed. . . . *I don't know how*

17

> *this would sort out in litigation, but it seems to me possible that the right*
> *of the former Trustee (or his estate) to collect could be in some jeopardy.*"

Id. pp. 4 –5 (emphasis added).[11]

In a letter dated June 6, 1989 responding to Howe's concerns, E. Monrad stated: "We

have never thought that the agreement was enforceable in an 'ironclad' way for the reasons you

raise, nor do we see a way to do it." AMF ¶ 23, EPW Aff., Ex. C, p. 2. The "best answer" in E.

Monrad's view, was to have a new agreement that "cuts down significantly on the payments,

provides a bigger margin of cushion, and, in most imagined situations, in an actuarial sense

would be carried out on a good faith basis by the survivors." Id. at 2. He noted that the fund

could experience a 33% decline in assets and still make payments to current Trustees. Id. at 1.

He also noted that he had asked counsel for the Trust to opine on the liability question. Id. at 3.

In a letter dated September 28, 1989 and in response to the Trustees' request, Thomas

Kelly, legal counsel for the Trust, opined concerning the proposed Agreement in light of the

general fiduciary responsibilities of the Trustees and the requirements of the Investment

Company Act of 1940. AMF ¶ 24, EPW Aff., Ex. D, p. 1. Kelly noted the "careful and

thoughtful review of the proposed Agreement" by the Trustees resulting in "significant

modifications" to the terms of the proposed Agreement, the most important of which are:

> intended to help assure that the Trust will be able to attract adequate
> management in the event of the loss of either or both of the two current
> Trustees who are most active in the management of the Trust's investment
> program, coupled with a decline in the net assets of the Trust.

Id. at 2. Kelly concluded that:

> Based upon the review that has been conducted, the need for some form of
> agreement to provide for the allocation of the aggregate Trustee's fee, and
> the safeguards which have been built in to the proposed Agreement, it is

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[11] Minturn produced the Howe Memorandum in discovery. Although being unable to remember how he had
obtained it and vague about exactly where he had kept it, Minturn stated that he had "reason to believe that Mr.
Howe probably wrote the document." Minturn Tr. at 69-72, 73, 76. Howe died in 2006. AMF ¶ 21.

> our view that the Trustees have conducted themselves in a manner which
> is consistent with their common law and fiduciary duties . . .

Id. (emphasis added).

The 1989 Agreement superseded and revoked an agreement dated July 1, 1983 (the "1983 Agreement"). It reflects "significant modifications" and "safeguards" as compared to the Agreement dated July 1, 1983. EPW Aff., Ex. E. The 1989 Agreement reduces the additional trustee's compensation payments in Sections 4-6. Reductions in Section 8 are now conditioned on a determination by the independent trustees that "such reduction is advisable and in the best interests of the shareholders of the Trust, in order to ensure the availability [of] adequate current compensation for the Trustees." Finally, in the 1983 Agreement, the Trustees flatly stated that it shall "be made binding" on successors, with no condition that actions under it are "subject always to the best interests of shareholders." EPW Aff., Ex. E, ¶ 11. Knowing the provision was likely unenforceable and that their fiduciary duties to shareholders were always paramount, the language was softened to reflect their intention and made subject to best interests of shareholders. Ignoring this carefully considered revision would be inconsistent with their intentions and give the language no effect, violating basic rules of contract interpretation.

B. Minturn Knew That Additional Compensation Payments Were Not Guaranteed

Conduct of the parties after signing an agreement is indicative of their intent. Brigade, 466 Mass. at 378. "There is no surer way to find out what parties meant than to see what they have done." Brigade, 466 Mass. at 378; see Zurich American Ins. Co., 860 F. Supp. 2d at 86 n.5.

Minturn was well aware that his retirement payments were not guaranteed in light of the modification of Oates's additional Trustee's compensation. Oates had retired from the Trust in 2007 and had started receiving additional compensation. AMF ¶ 25. However, in 2011, the Trust was faced with a dramatic increase in rent for office space which was directly attributable

19

to Oates's conduct. Id. ¶ 26. Therefore, in November 2011, the independent Trustees voted that, pursuant to Section 11 of the 1989 Agreement, it was in the best interests of the shareholders to modify the payments set forth in the 1989 Agreement. Id. Minturn attended the Special Meeting of the Trustees as CLO and signed the minutes as Clerk. Id. ¶ 28. Pursuant to and following the vote, additional Trustee's compensation for Oates was reduced. Id. ¶ 26.

Despite attending the meeting, taking notes and recording the vote as Clerk, Minturn did not object to the modification to Oates' additional Trustee's compensation. AMF ¶ 29. As CLO, he did not advise the Trustees that it was a breach of the 1989 Agreement, did not indicate that such reduction was not allowed by Section 11, nor did he claim that Section 8 was the exclusive means of modifying Oates's additional trustee's compensation.[12] Id. If Minturn were correct in his interpretation, which the Trustees dispute, it would have been a breach of his fiduciary duties not to advise the Trustees that they lacked the authority to reduce the payments to Oates. His failure to object demonstrates that he also interpreted Section 11 and the 1989 Agreement as a whole to be subject to the best interests of the shareholders.

CONCLUSION

For the forgoing reasons, plaintiff Robert B. Minturn's motion for summary judgment on Count IV of his Complaint must be denied.[13]

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[12] He admits that he heard about the reduction to Oates's additional compensation in "general conversation". RBM Tr. at 95-96. He claims that he had no idea they were voting to reduce Oates's compensation - an incurious and hardly credible statement for a Vice President and CLO of the Trust. RBM Tr. at 168. As CLO, Minturn had a duty to inform the Trustees about any legal issues concerning the 1989 Agreement.

[13] The Court should defer action on Minturn's partial motion for summary judgment until his ERISA claims are resolved. Even if Minturn were correct regarding his contract interpretation, his breach of contract claim would be preempted if ERISA applies and need not be addressed on the merits. See Finne v. Paul Revere Life Ins. Co., 981 F. Supp. 57, 58-59 (D. Mass. 1997) (breach of contract claims preempted by ERISA). ERISA does not apply for all the reasons cited in the Defendants' Motion to Dismiss [ECF No. 8], but having not yet conceded this, Minturn cannot proceed on both claims. He is apparently clinging to ERISA so that the federal court retains jurisdiction on what is essentially a state law claim.

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Respectfully submitted,

ERNEST E. MONRAD,
BRUCE H. MONRAD,
PETER J. BLAMPIED,
GEORGE P. BEAL,
CHARLES R. DAUGHERTY, and
NORTHEAST INVESTORS TRUST

By their attorneys,

/s/ E. Page Wilkins

David E. Lurie, BBO #542030
E. Page Wilkins, BBO #654535
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel: (617) 367-1970
Fax: (617) 367-1971
Email: pwilkins@luriefriedman.com

Dated: September 30, 2021

CERTIFICATE OF SERVICE

I, E. Page Wilkins, hereby certify that this document filed through the CM/ECF system be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) on September 30, 2021.

/s/ *E. Page Wilkins*
E. Page Wilkins (BBO # 654535)

21

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,	)))	
Plaintiff,	))	
v.	))	C.A. No. 20-10668 (NMG)
ERNEST E. MONRAD, et al.,	)))	
Defendants.	)))	

PLAINTIFF'S REPLY MEMORANDUM OF LAW IN SUPPORT OF
MOTION FOR SUMMARY JUDGMENT ON COUNT IV

ROBERT MINTURN

By his attorneys,

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: October 21, 2021

TABLE OF CONTENTS

TABLE OF AUTHORITIES

INTRODUCTION

The implausible premise of the Defendants' Opposition is that the Company's Chairman and its President[1] structured a multi-million-dollar retirement package for themselves and for Plaintiff Minturn which included a provision (Section 8) strictly limiting the Trustees' ability to reduce their retirement benefits, but also included another provision (Section 11) that gave the Trustees absolute discretion to make any reductions to the retirement benefits or to eliminate them entirely.

As explained below, the Defendants' proposed interpretation of Section 11 should be rejected by the Court. The Defendants' interpretation of Section 11 is incorrect textually as it both violates the usual and common rules of grammar and renders portions of Section 11 meaningless. As a substantive matter, under the Defendants' proposed construction, both Section 8 and Section 11 would authorize the Trustees to modify the retirement benefits created by the 1989 Agreement, resulting in a conflict between the two Sections that cannot be resolved. As Plaintiff Minturn explained in the Memorandum of Law filed with his Motion, where there is an explicit provision (Section 8) that governs any reductions to retirement payments established by the 1989 Agreement, a contorted construction of another provision that would instead eliminate the payments altogether is not permitted.

The Court should decline the Defendants' invitation to consider the extrinsic evidence attached to the Affidavit of E. Page Wilkins, Esq., as the Defendants have failed to identify any ambiguity in the 1989 Agreement that can be resolved by these documents. Moreover, the documents do not support, and indeed, contradict, the Defendants' contention that the drafters of the 1989 Agreement intended the obligations to pay retirement benefits be discretionary.

---

[1] Defendant Ernest E. Monrad (Chairman) and William A. Oates, Jr. (President).

A. The Defendants' Proposed Construction Of Section 11 Violates Both The Common Rules Of Grammar And The Principle That Each Word In A Contract Should Be Given Meaning And Not Treated As Mere Surplusage.

As explained in Plaintiff Minturn's Memorandum, Section 11 expresses the Trustees' intention that, if appropriate, the obligations created by the Agreement should survive, continue, and be made binding on non-parties who become entitled to receive management fees from the Company. The Section is only a precatory expression of the Trustees' intent because the Trustees have no ability to bind non-parties to their Agreement. The Section's introductory phrase, "[s]ubject always to the best interests of the shareholders," qualifies the Trustees' intent. In other words, the Trustees only intend that those non-parties who contract to manage the Company should become bound to the 1989 Agreement if doing so is in the shareholders' best interests.[2]

Under the Defendants' construction, the introductory "subject to" phrase does not qualify the Trustees' intent. Instead, the Defendants argue that the phrase modifies the survival, continuation, and binding nature of the Agreement itself, making the entire Agreement discretionary and "[s]ubject always to the best interests of the shareholders." Pursuant to this construction of Section 11, the Defendants contend that they have the authority to reduce or eliminate the retirement benefits or other obligations created by the Agreement whenever they decide that doing so is in the shareholders' best interests.

The resolution of this Motion turns on whether the Court reads the introductory "subject to" phrase to qualify the Trustees' intent that non-parties become bound to the Agreement, as the Plaintiff contends, or whether it interprets the phrase as a modification of the binding nature of the 1989 Agreement and each of its obligations, as the Defendants contend. As explained below,

---

[2] Obviously, once non-parties agree to become parties to the 1989 Agreement, as the Defendants have done, they are bound to it.

6

the application of the customary and usual rules of grammar, and the canon of contract construction that no part of the Agreement should be treated as mere surplusage, should lead the Court to reject the Defendants' proposed construction.

       1.   Under The Ordinary Rules Of Grammar, Section 11's Introductory "Subject To" Phrase Modifies The Trustees' Intent.

First, under ordinary rules of grammar, a "modifying word or phrase generally refers to the word or phrase in closest proximity to it in a sentence." Resolution Tr. Corp. v. M&L Investments, 984 F.2d 190, 194 (7th Cir. 1993). See also Bakery & Confectionary Union & Indus. Int'l Pension Fund v. Ralph's Grocery Co., 118 F.3d 1018, 1026 (4th Cir.1997) ("[g]rammatical construction of contracts generally requires that a qualifying phrase be construed as referring to its nearest antecedent"); Fazaga v. Fed. Bur. of Investigation, 965 F.3d 1015, 1083 (9th Cir. 2020), cert. granted, 141 S. Ct. 2720 (2021) ("A prepositional phrase with an adverbial or adjectival function should be as close as possible to the word it modifies to avoid awkwardness, ambiguity, or unintended meanings"), quoting The Chicago Manual of Style, § 5.167 (15th ed. 2003); United States v. Evans, 958 F.3d 1102, 1108 (11th Cir. 2020) ("it is commonly understood that '[m]odifiers should come, if possible, next to the words they modify'"), quoting William Strunk, Jr. & E.B. White, The Elements of Style, 30 (50th Anniversary ed. 2009).

The application of these common grammatical rules favors the Plaintiff's construction of Section 11. The introductory "subject to" phrase is closest in proximity to the clause referencing the Trustees' "contemplation" and "intent." In contrast, the verbial clause, "shall survive and continue and be made binding," appears more than forty words downstream. The Court should assume that the drafters of Section 11, following the common grammatical rule, intended the introductory "subject to" phrase to modify the Trustees' "contemplation" and "intent." Cf. Cynosure, Inc. v. St. Paul Fire & Marine Ins. Co., 645 F.3d 1, 4-5 (1st Cir. 2011) ("While not every commercial contract term may intend to respect this convention of looking to the most direct antecedent as the subject of a modifier, the more complex a sentence is, the more likely it is that the most direct antecedent is the one that commercial contracting parties understood").

2. If The Trustees' "Contemplation" And "Intent" Is Not The Grammatical Object Of Section 11's Introductory Phrase, It Serves No Purpose.

Second, if as the Defendants contend, the introductory "subject to" phrase does not modify the clause which directly follows it (i.e., "it is contemplated and intended as between the Trustees of Northeast Investors Trust who are signatories hereto"), that clause becomes meaningless surplusage. Every word in a contract is an expression of the parties' intent. See, e.g., Cooper v. D'Amore, 881 F.3d 247, 250 (1st Cir. 2018) (the language of a contract is "the best indication of the parties' intent"); Shane v. Winter Hill Federal Savings and Loan Ass'n, 397 Mass. 479, 484 (1986) (words in the contract "remain the most important evidence of intention"). A contractual clause stating that the parties intend their agreement include the terms in the provision adds nothing. Under the Defendants' proposed construction, Section 11 would read the same with or without the clause concerning the Trustees' intention.

The Court should reject a construction of Section 11 which would render a portion of it superfluous. New England Carpenters Cent. Collection Agency v. Labonte Drywall Co., 795 F.3d 271, 282 (1st Cir. 2015) (citing "the well-recognized 'canon of construction that every word and phrase of an instrument is if possible to be given meaning, and none is to be rejected as surplusage if any other course is rationally possible'"), quoting FDIC v. Singh, 977 F.2d 18, 22 (1st Cir.1992); Leitzes v. Provident Life & Acc. Ins. Co., 379 F. Supp. 2d 15, 18 (D. Mass. 2005) (Gorton, J.) ("[E]very word and phrase of a contract should, if possible, be given meaning, and ... none should be treated as surplusage if any other construction is rationally possible"), quoting Computer Sys. of Am., Inc. v. W. Reserve Life Assurance Co. of Ohio, 19 Mass. App. Ct. 430,

437 (1985). The Plaintiff's construction of Section 11, which gives significance to every word therein and harmonizes the various clauses and phrases, is to be preferred and should be adopted by the Court.

B.   The Defendants' Proposed Construction Of Section 11 Would Create An Unavoidable Conflict With Section 8.

In his Memorandum, Plaintiff Minturn pointed out that any construction of Section 11 that provides the Defendants with discretion to reduce or eliminate Plaintiff Minturn's retirement payments would necessarily conflict with the more specific provisions of Section 8. Section 8 details specific reductions that the Trustees are authorized to make to the retirement payments "in order to ensure the availability [of] adequate current compensation for the Trustees." See 1989 Agreement, § 8. The Defendants' contention that, in addition to Section 8, Section 11 also authorizes them to reduce and even terminate Minturn's retirement payments "to ensure that there were adequate funds for asset management and to protect the best interests of the shareholders," Opposition at 1, creates such a conflict.

In their Opposition, the Defendants deny that their proposed construction of Section 11 would conflict with Section 8. However, their explanation that Section 8 authorizes the Trustees to make "specific modifications" to the retirement payments while Section 11 provides the Trustees with general authority to do the same thing highlights the conflict rather than eliminating it. Still, the Defendants contend that, under the facts of this case, there is no conflict between the two Sections because either (a) Section 8 does not apply to Plaintiff Minturn; or (b) Section 8 does apply to Plaintiff Minturn but not under the circumstances of this case. The Plaintiff address each contention below.

9

1. Defendants' Contention That Section 8 Does Not Apply To Plaintiff Minturn Is Not Supported By Its Text And Does Not Eliminate The Conflict.

The Defendants' contention that Section 8 applies to the other Management Trustees, but not to Plaintiff Minturn, finds little support in the Section's text. Sections 4, 5 and 6 of the 1989 Agreement establish the amount of the retirement payments for the three Management Trustees, Ernest Monrad, William A. Oates, Jr., and Plaintiff Minturn, respectively. Each Section includes identical language that the "additional Trustee's compensation" (i.e., the retirement payments) is "subject to the provisions of *Section 8*, below." See 1989 Agreement, §§ 4, 5, 6 (emphasis added). Section 8 provides that "the annual rate of payment of additional Trustee's compensation therein provided for" may be reduced by specified amounts if the Company's net assets have decreased by certain amounts from the 1989 amounts. The last sentence of Section 8 specifies that, where the retirement payments are reduced, the payment terms shall be extended so that the same amount shall ultimately be paid "as provided for in, respectively, said Sections 4, 5, and 6." See 1989 Agreement, § 8.

Plaintiff Minturn contends that reference in Section 8 to "additional Trustee's compensation" refers to the retirement payments owed to him and to the two other Management Trustees. The Defendants contend that "additional Trustee's compensation" include only the retirement payments owed to Ernest Monrad or William A. Oates, Jr., who are expressly referenced in the first part of Section 8, but not the payments owed to Plaintiff Minturn. Opposition at 13. While the Defendants' position is not irrational, it fails to explain the explicit reference to Section 6 (the Section that establishes Plaintiff Minturn's retirement payments) in the final sentence of Section 8. If Plaintiff Minturn's retirement payments were intended to not be subject to reduction under Section 8, there would be no reason to provide for the extension of his payment term in the final sentence of that Section.

The Trustees' 1983 Agreement, which preceded the 1989 Agreement, provides a further reason to reject the Defendants' proposed construction of Section 8 and find that it applies to all three Management Trustees. The structure of the 1983 Agreement and the 1989 Agreement are similar. Both agreements establish the amounts of current compensation and retirement compensation to be paid to the Trustees. Section 8 of the 1983 Agreement, like Section 8 of the 1989 Agreement, provides for limited adjustments to the retirement payments should the net assets of the Company decline. See 1983 Agreement, § 8 (attached as Exhibit E to Wilkins Affidavit – ECF No. 59). Significantly, the 1983 Agreement specifies that reductions to the retirement payments to the three Management Trustees are to be shared proportionally: 45% of any reduction taken from Monrad's retirement payments, 40% from Oates's payments, and 15% from Minturn's payments. In light of the provision in the 1983 Agreement that the retirement payments of all the Management Trustees would be affected by any reduction in the Company's net assets, there is little reason to conclude that the 1989 Agreement would be drafted differently to exclude Plaintiff Minturn's payments.

Finally, if the Court concludes that the Defendants are correct, and Section 8 applies only to Monrad and Oates and not to Plaintiff Minturn, even that construction of Section 8 would conflict with Section 11. As long as Section 8 limits the reduction of the retirement payments to any Trustee "in order to ensure the availability [of] adequate current compensation for the Trustees," it would conflict with the Defendants' proposed construction of Section 11. Since the Defendants concede that Section 8 plainly applies to at least two of the 1989 Management Trustees, the Court must reject the Defendants' proposed construction of Section 11 and find that it does not authorize the Defendants to reduce Plaintiff Minturn's retirement payments.

11

2. Defendants' Contention That Section 8 Applies To Plaintiff Minturn But Not Under The Facts Of This Case Does Not Eliminate The Conflict.

The Defendants next contend that, even if Plaintiff Minturn's retirement payments fall within the scope of Section 8, the Defendants may still reduce or eliminate those payments under Section 11 because: (a) the conditions that trigger the application of Section 8 did not exist at the time the Defendants reduced Plaintiff Minturn's retirement payments; and (b) nothing in Section 8 expressly prevents reductions to Plaintiff Minturn's retirement payments beyond those specified. The Court should reject each of these two contentions.

First, if the Defendants reduced Plaintiff Minturn's retirement payments at a time when the conditions specified in Section 8 did not allow for such reductions, that is simply an admission that the Defendants breached the 1989 Agreement. It certainly does not follow, as the Defendants contend, that Section 8 does not conflict with the Defendants' construction of Section 11.

Second, and more importantly, where Section 8 includes specific limitations on the Defendants' ability to reduce Plaintiff Minturn's retirement benefits, that contractual limitation necessarily precludes any reduction greater than the amounts specified. See Laurin v. Providence Hosp., 150 F.3d 52, 60 (1st Cir. 1998) ("[T]he doctrine of *expressio unius est exclusio alterius* instructs that when certain matters are mentioned in a contract, other similar matters not mentioned were intended to be excluded"); Chatham Pharm., Inc. v. Angier Chem. Co., 347 Mass. 208, 211 (1964) (same). To conclude otherwise would have the provisions of Section 11 swallow up the limitations in Section 8 and render them meaningless. It is implausible that the drafters of the 1989 Agreement would agree on a precise formula detailing how any reductions in a Trustee's retirement payment would to be calculated but include a separate provision that permitted the Defendants to ignore that formula and make any reductions they chose. The Court

12

cannot interpret the 1989 Agreement to allow the Defendants to make any reductions they choose to Minturn's retirement payments Section 11 when the Agreement expressly provides in Section 8 what reductions are permitted.

> C. The Extrinsic Evidence Cited By The Defendants Shows That In 1989 Two Of The Trustees Were Concerned That The Obligation To Pay Retirement Benefits Might Inhibit A Sale Of The Company To A Third-Party Manager.

In their Opposition, the Defendants refer to an undated nine-page memorandum presumably written by an Independent Trustee, Mr. James Howe ("Howe Memo"); a June 6, 1989, letter from Defendant Ernest Monrad to Mr. Howe ("Monrad Letter"), and a September 28, 1989 letter from Thomas Kelly, Esq., the Company's legal counsel, to the Trustees ("Kelly Letter"). As explained below, the correspondence between Howe and Monrad focused on whether the proposed retirement payments might "hinder" a sale of the company to new managers if that became necessary following the death of either Monrad or William A. Oates, Jr. Although there is no reason for the Court to consider this evidence, there is also nothing in their exchange to suggest that either understood or intended that the retirement benefits would be entirely discretionary, as the Defendants maintain.

> 1. The Defendants Have Not Identified Any Ambiguity In The 1989 Agreement That Requires The Court To Examine Extrinsic Evidence.

In interpreting the 1989 Agreement, the Court examines the language of the Agreement by itself, "independent of extrinsic evidence concerning the drafting history or the intention of the parties." Barclays Bank PLC v. Poynter, 710 F.3d 16, 21 (1st Cir. 2013), quoting Bank v. Thermo Elemental, Inc., 451 Mass. 638, 648 (2008). Only where the Court concludes that some portion of the contract is ambiguous is it to consider extrinsic evidence. See, e.g., Russomano v. Novo Nordisk Inc., 960 F.3d 48, 54 (1st Cir. 2020) ("Where language is unambiguous, resort to extrinsic evidence is unnecessary"), citing EventMonitor, Inc. v. Leness, 473 Mass. 540, 549 (2016) ("A reviewing court considers extrinsic evidence only when a term in a contract is ambiguous"); RFF Family P'ship, LP v. Link Dev., LLC, 932 F. Supp. 2d 213, 222 (D. Mass. 2013) (Gorton, J.) (declining to consider extrinsic evidence where the parties' contract was not ambiguous).

In their Opposition, the Defendants have offered no reason for the Court to review any evidence extrinsic to the 1989 Agreement. In fact, the Defendants assert that the 1989 Agreement is unambiguous, which suggests that a resort to extrinsic evidence is unnecessary. Opposition at 16. Without citing any provision that is subject to differing interpretations, the Defendants state only that they have offered the extrinsic evidence in case "the Court finds the 1989 Agreement ambiguous." Id. Where even the Defendants cannot identify any ambiguity in the Agreement, the Court need not consider these additional materials.

2. Howe's Concern That The Trustees' Agreement Might "Hinder" A Sale Of The Company Explains The Language In Section 11.

While the Defendants have not provided any grounds for the Court to consider this extrinsic evidence, a review of these documents shows that they do not support the Defendants' Opposition.

In his Memo, Howe began by noting that the value of Monrad's retirement benefits was $3 million, the value of Oates's retirement benefits was $3 million, and the value of Minturn's retirement benefits was $1 million. Howe Memo at 1. Together, the retirement benefits were "somewhat less than $8 million." Id. at 1-2. Howe agreed that these benefits were at "a fair and appropriate level from the viewpoint of both the [Company] and the individual inside Trustees." Howe Memo at 2. Howe reasoned that a mutual fund management company would agree to pay $8 million to take over the management of the Company, which would be sufficient to pay the retirement obligations. Id. Howe had a concern that if there was a 25% - 50% decline in the Company's net assets, combined with the death or incapacity of either Monrad or Oates, or both, the "existence of the proposed agreement [might] hinder" the sale or transfer of management responsibilities to a management company. Howe Memo at 2.

In his June 6 letter responding to Howe, Monrad downplayed these concerns. He suggested to Howe that the Company's management rights could be sold for far more than $8 million, suggesting it could be as high as $35 million. Monrad Letter at 1. Furthermore, Monrad noted that the third-party management company would likely buyout the retirement obligations, not at $8 million, but at a discounted value. Id. Monrad's response was most notable for what it did not say. Monrad did not state that the Trustees have the discretion to reduce or eliminate the obligation to pay retirement benefits if that was in the best interests of the Company's share-holders. He did not state the obligation to pay retirement benefits was unenforceable. Instead, Monrad expressed confidence that, even if there were a significant decline in the Company's net assets, it could be sold to another management firm and the retirement obligations paid. Id.

In a subsequent letter to Howe dated June 19, 1989 (attached hereto as Exhibit A), Monrad suggested that Howe's concerns could be further ameliorated by stretching out the retirement payments an additional ten years in the event of a 50% decline in the Company's net assets. See Monrad June 19, 1989, Letter. In relevant part, Monrad stated:

> "As a response to the worry about [Trustees Monrad and Oates] complete demise, one answer could be to have the payments stretched out to an additional ten years in the event of, say, a 50% decline in assets. This would not affect an upfront lump sum discounted payment since that would be a 'done deal.'"

Obviously, if the obligation to pay retirement benefits to the Management Trustees could be abrogated at any time by the Independent Trustees at their discretion, as the Defendants now incorrectly suggest, there would be no reason for Monrad to suggest a provision stretching out the retirement payments.

This exchange between Howe and Monrad fully explains the additional language added to the beginning of Section 11 in the 1989 Agreement. In order to ensure that the obligation to pay the retirement benefits did not "hinder" a sale or transfer of the management of the Company to a third party, the Trustees added the introductory "subject to" phrase and the clause referencing the Trustees' "contemplation" and "intention." The remainder of the Section was not new and had been part of Section 11 in the 1983 Agreement. In addition, language was added to Section 8 allowing the Trustees to stretch out retirement payments for a ten-year period, as Monrad had suggested.

In his September 28, 1989, letter to the Trustees, Mr. Kelly referenced the exchange between Howe and Monrad, noting that it had resulted in modifications to the proposed agreement that would help assure that the Company could attract new management if the event of the death of either Monrad or Oates coupled with a decline in the Company's net assets. Kelly Letter at 2. Significantly, like both Howe and Monrad, Kelly nowhere asserted or implied that the obligation to pay retirement benefits to Plaintiff Monrad or the other Management Trustees was unenforced-able or subject to the discretion of the Independent Trustees.

3. Consistent With The Plaintiff's Construction Of Section 11, Monrad Observed That The Agreement Was Binding Between The Trustees But Would Not Be Enforceable Against A Non-Party Taking Over The Company's Management.

In his Memo, Howe also questioned whether the agreement to pay retirement benefits would be legally enforced if challenged by a shareholder on the grounds that the payments were for past services and not current services. Howe Memo at 3-5. After suggesting and rejecting a proposal that the Company enter into an employment contract with each Trustee, Howe reasoned that a shareholder would have no incentive to challenge the Agreement and the non-retired

16

Trustees would "almost certainly be estopped" from doing so. Howe Memo at 7. Howe also

suggested that the retirement payments could be enforceable against the Company pursuant to

Article V, § 6(h) of the Declaration of Trust, as an expense "necessary or proper for the

purposes" of the Company. Id.

In his June 6 Letter, Monrad agreed that the retirement obligations may not be enforceable against the Company in an "ironclad" way for the reasons noted by Howe. Monrad Letter at

2. The obligations would also not be enforceable against a non-party management company that

assumed the responsibilities of managing the Company. However, Monrad asserted that "[w]e

think it is binding between ourselves." Id. Monrad continued, "being the people we are," the

Trustees would "see that the agreement was made binding on subsequent Trustees and that it was

carried out." Id. (emphasis added). Contrary to the Defendants' assertions, Monrad nowhere even

suggested that the obligations to pay his retirement benefits, and those for Plaintiff Monrad, were

unenforceable or discretionary.

Of course, it is for the Court to determine based on the language in the 1989 Agreement,

as amended, and not based on the extrinsic evidence cited by the Defendants, whether or not the

obligations to pay retirement benefits to Plaintiff Minturn are discretionary. However, where that

extrinsic evidence discloses no intention by, or implication from Monrad, Howe, or any other

person, that the Management Trustees' retirement payments were unenforceable or discretionary,

the Court should reject the Defendants' proposed construction of Section 11.

D.   Plaintiff Minturn's Attendance At A 2011 Trustee Meeting Where
        The Defendants Voted To Modify The Retirement Payments Owed To
        A Former Trustee Is Not Evidence Of Minturn's Intent In 1989.

In their last argument, the Defendants refer to the Trustees' Meeting in 2011. At the

meeting, the Defendants voted to modify the retirement payments owed to William A. Oates, Jr., a former trustee, who was engaged in a dispute with Ernest Monrad and Bruce Monrad. Plaintiff

Minturn attended the meeting as Clerk and not as a Trustee. The Defendants assert that, because

Plaintiff Minturn did not state an objection at the meeting to their action, in 2011, the Court can

consider Minturn's silence as affirmative evidence of his intent when he executed the 1989

Agreement 22 years earlier.

The Defendants' contention that the Court can draw the requested conclusion from

Minturn's silence as Clerk is remarkably extraordinary and entirely unsupported by the decisions

the Defendants cite. Additionally, the Defendants leave out the fact that while Plaintiff Minturn

may not have said anything at the 2011 meeting, Mr. Oates, who was also a signatory to the 1989

Agreement and would be aware of its intent, objected to the Defendants' action as a breach of the

1989 Agreement. In discovery, the Defendants produced a copy of the settlement they reached

with Mr. Oates which required that they pay him a significant sum and release him from other

monetary obligations he had to the Defendants. If the Defendants were correct in their interpretation of the 1989 Agreement, Oates would have simply accepted their decision to modify his

retirement payments. The fact that he did not speaks much more loudly than Plaintiff Minturn's

silence.

18

CONCLUSION

For the reasons stated above and, in the Memorandum of Law filed with his Motion,

Plaintiff Robert B. Minturn respectfully requests that this Court enter summary judgment on his

behalf on Count IV (Breach of Contract) of the Plaintiff's Complaint.

ROBERT MINTURN

By his attorneys,

/s/ Douglas W. Salvesen

Richard J. Yurko (BBO# 538300)
Douglas W. Salvesen (BBO No. 550332)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

Date: October 21, 2021

CERTIFICATE OF SERVICE

I hereby certify that this document was filed through the ECF system and served
electronically on all registered participants as identified in the Notice of Electronic Filing (NEF),
which includes counsel for all parties.

/s/ Douglas W. Salvesen

Douglas W. Salvesen

Date: October 21, 2021

EXHIBIT A

NORTHEAST INVESTORS TRUST
Fifty Congress Street - Boston, Massachusetts 02109-4096
617-523-3588   (FAX) 617-523-5412

Ernest E. Monrad
CHAIRMAN

June 19, 1989

VIA MESSENGER

J. Murray Howe, Esq.
Sullivan & Worcester
One Post Office Square
Boston, MA 02109

Dear Murray:

On the independent counsel question, normally I view that
our interests as trustees are parallel, particularly where there
is no management company. While on certain issues the "independent" trustees might need separate counsel, I see them as
rare, particularly given the sophistication of the addressee of
this letter. So I would prefer not to get someone on retainer.
Under certain circumstances we might have a "them v-us" situation develop where it shouldn't given lawyers tendencies (very
occasionally, of course) to create conflict.

As a response to the worry about the Room 1000 Trustees'
complete demise, one answer could be to have the payments
stretched out to an additional ten years in the event of, say, a
50% decline in assets. This would not affect an upfront lump
sum discounted payment since that would be a "done deal".

Best regards,

Ernest E. Monrad

EEM:jj

cc: Thomas J. Kelly, Esq.
      Fred L. Glimp
      C. Earl Russell

MINTURN:034

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT B. MINTURN,
 	
            Plaintiff,
 	
v.
 	
BRUCE H. MONRAD, individually and as
personal representative of the estate of
ERNEST E. MONRAD, PETER J. BLAMPIED,
GEORGE P. BEAL, and CHARLES R.
DAUGHERTY,
 	
            Defendants.
	C.A. No. 20-10668 (NMG)
	
	LEAVE TO FILE GRANTED ON
	DECEMBER 29, 2021

DEFENDANTS' SUR-REPLY IN SUPPORT OF OPPOSITION TO PLAINTIFF'S SUMMARY JUDGMENT MOTION [LEAVE TO FILE GRANTED ON DECEMBER 29, 2021]

Defendants Bruce H. Monrad, Peter J. Blampied, George P. Beal, and Charles R. Daugherty (the "Trustees") hereby submit this Sur-Reply pursuant to Local Rule 7.1(b)(3) in support of their Opposition to plaintiff Robert B. Minturn's ("Minturn") motion for partial summary judgment on Count IV of his Complaint (the "Summary Judgment Motion"). The Trustees file this Sur-Reply to address multiple inaccuracies and misinterpretations of the 1989 Agreement and other relevant documents by Minturn in his Reply.

ARGUMENT

The major flaw in Minturn's analysis is evident in the first paragraph of his Reply where he mischaracterizes the 1989 Agreement as a "multi-million-dollar retirement package" rather than an arrangement between co-trustees to allocate a pre-determined management fee designated for the Trustees' personal services to the Trust. Reply, at 1. Although, historically, the Trust's net asset value was substantial enough and expenses were low enough to allow for additional compensation as well as compensation for personal services, the primary purpose of that fee was always to ensure adequate management of the Trust – not to provide retirement benefits for Trustees. In characterizing the 1989 Agreement as a "retirement package", Minturn completely sidesteps facts inconvenient to his argument: the Trustee's fiduciary duties, the limited resources available for additional compensation and the consequences to the shareholders if fees for management services to the Trust are diverted to fund Minturn's retirement.

I.   **MINTURN MISINTERPRETS SECTION 11 OF THE 1989 AGREEMENT**

Resolution of Minturn's Summary Judgment Motion does not require a determination of what "subject always to the best interests of the shareholders" modifies. Reply, at 1. Instead, it requires consideration of the context in which the Agreement was drafted and its purpose. See Charles I. Hosmer, Inc. v. Com., 302 Mass. 495, 501–02 (1939) (literal interpretation of any word or phrase in contract may be qualified by the context, general purpose and circumstances at time of execution); Thomas v. Christensen, 12 Mass. App. Ct. 169, 175 (1981) (meaning can only be understood in context). Minturn relies on a grammatical rule of proximity to support his strained argument that the introductory phrase "subject always to" modifies "contemplation" and "intent" because it is closer to those words than to "shall survive and continue and be made binding." Reply, at 2. However, even if "subject always to" modifies "contemplated and intended," Minturn fails to address that what is contemplated and intended (subject always to the best interests of the shareholders) is that the "Agreement . . . shall survive and continue and be made binding." Regardless of the placement of the phrase, the meaning is essentially the same and Minturn has focused on a distinction without a difference.

The Trustees' interpretation of Section 11 of the 1989 Agreement does not permit the Trustees "to make any reductions they chose" to payments. Nor does the Trustees' interpretation grant them "absolute discretion" or "broad discretionary authority" to reduce or eliminate

2

additional compensation payments as Minturn claims. Reply, at 1 and 6. This is a gross exaggeration. The Trustees may only make reductions to the payments provided for in the 1989 Agreement when it is in the best interests of the shareholders. They cannot reduce the payments merely because they want to pay themselves more or because they think Minturn is undeserving or for any other reason.

II.   THERE IS NO CONFLICT BETWEEN SECTIONS 8 AND 11

The Trustees' interpretation of the 1989 Agreement does not result in an "unavoidable conflict between Sections 8 and 11 of the Agreement." Reply, at 3. Section 8 does not apply to Minturn and, even if it did, the specific circumstances identified were not in effect at the time. Notwithstanding his emphasis on grammatical construction, Minturn continues to deliberately misinterpret Section 8 of the 1989 Agreement in support of his manufactured conflict. In his Reply, Minturn claims:

> Section 8 provides that 'the annual rate of payment of additional Trustee's compensation therein provided for' may be reduced by specified amounts if the Company's net assets have decreased by certain amounts from the 1989 amounts.

Reply, at 3 (emphasis added). By selectively quoting the language of Section 8, Minturn creates the impression that "therein" refers to Section 8. It does not – the reference is to Sections 4 and 5 which specifically address additional compensation for E. Monrad and Oates, not Minturn. Minturn also claims that Section 8 "includes specific limitations on the [Trustees'] ability to reduce" Minturn's retirement payments. Reply, at 5. This is untrue. Although specific percentage reductions are identified for E. Monrad and Oates, there are no specific limitations in Section 8 regarding payments to Minturn.

Unlike the 1983 Agreement which expressly included a potential 15% reduction for Minturn in Section 8, the 1989 Agreement contains no express amount by which Minturn's

3

payments could be reduced. Minturn points to the 1983 Agreement and argues that "there is little reason to conclude that the 1989 Agreement would be drafted differently to exclude Minturn's payments." The fact is, however, that the 1989 Agreement was drafted very differently. Not only did it not include a specific percentage reduction to Minturn's additional compensation, the 1989 Agreement made explicit that it was "subject always to the best interests of the shareholders" and that reductions would be made "in order to ensure the availability [of] adequate current compensation for the Trustees." 1989 Agreement [Dkt. 54-3], Section 8.

The Trustees' interpretation of the 1989 Agreement does not allow the provisions of Section 11 to "swallow up the limitations in Section 8 and render them meaningless." Reply, at 5. Section 11 is a failsafe provision and is available to address situations that had not been contemplated. In fact, E. Monrad stated that the agreement "in most imagined situations . . . would be carried out on a good faith basis by the survivors." June 6 Letter [Dkt. 59-3], at 2 (emphasis added). Section 8 only applies to the specific circumstances identified. It does not cover every potential scenario. It does not make sense that the Trustees could reduce payments to E. Monrad and Oates if the net value of Trust assets decreased by 40% or 50% at a time either of them were receiving additional Trustee's compensation but were powerless to act with respect to their or Minturn's compensation if other unforeseen circumstances threatened the best interests of shareholders. Even if Section 8 applied to Minturn, which it does not, any reductions to his compensation still would be subject to "the best interests of the shareholders of the Trust, in order to ensure the availability [of] adequate current compensation for the Trustees." See 1989 Agreement [Dkt. 54-3], Section 8.

III. THE HOWE-MONRAD CORRESPONDENCE IS CONSISTENT WITH THE TRUSTEES' INTERPRETATION

With respect to the extrinsic evidence submitted by the Trustees in the event the Court finds the 1989 Agreement ambiguous,[1] Minturn claims that the Howe-Monrad correspondence focused on whether the proposed retirement payments might hinder a sale of the company if that became necessary following the death of either E. Monrad or Oates. Reply, at 6. This is a complete mischaracterization of the correspondence. The Howe Memo makes clear that Howe was concerned with the consequences of a substantial decline in net asset value coupled with the unexpected death or incapacitation of one or more trustees and whether the compensation agreement would hinder the Trustees' ability to change investment management in that event. See Howe Memo [Dkt. 59-2], at 1-2. Minturn also claims that E. Monrad "suggested to Howe that the Company's management rights could be sold for far more than $8 million, suggesting it could be as high as $35 million." Reply, at 7. This is an inaccurate summary of the Howe-Monrad correspondence. The $8 million is Howe's market reference point for concluding that the payments to the Trustees appear to be at a fair and appropriate level. Howe Memo [Dkt. 59-2], at 1-2. The $35 million figure refers to the net asset value of a fund that E. Monrad thought would generate interest for merger with another fund. June 6 Letter [Dkt. 59-3], at 1.

Minturn claims that E. Monrad "did not state that the obligation to pay retirement benefits was unenforceable." Reply, at 7. On the contrary, E. Monrad specifically stated that "we have never thought that the agreement was enforceable in an ironclad way". June 6 Letter,

---

[1] Extrinsic evidence of the parties' negotiations, course of performance or prior course of dealing is admissible to assist in resolving any ambiguity regarding the meaning of a contract and the parties' intent. Albertini v. Summit Tech. Serv., Inc., 287 F. Supp. 2d 92, 98 (D. Mass. 2003).

[Dkt. 59-3], at 2. Howe also questioned the legal enforceability of an agreement that provided for payments that were not for Trustees' services to the Trust. Howe Memo [Dkt. 59-2], at 4-5.

Minturn claims that in the June 6 Letter, "Monrad agreed that the retirement obligations may not be enforceable against the Company in an ironclad way . . ." Reply, at 9. This is misleading. The words "against the Company [*i.e.,* the Trust]" do not appear in Monrad's letter nor is he referring to the Trust when he states that the agreement is not enforceable in an "ironclad" way. There is no reason why the obligations would be enforceable against the Trust if the Trust is not a party to the agreement.

IV.   THE TRUSTEE'S FIDUCIARY DUTIES MUST GUIDE INTERPRETATION OF THE 1989 AGREEMENT

The Trustees' fiduciary duties to the shareholders are paramount in ascertaining the Trustees' intent and interpreting the 1989 Agreement. See Brigade Leveraged Cap. Str. Fund Ltd. v. PIMCO Income Strategy Fund, 466 Mass. 368, 374 (2013) (primary objective of contract interpretation is to achieve intent of parties). The 1989 Agreement was an agreement among co-trustees as to how to divide up an aggregate fee for management services. The primary purpose of that fee, as expressly required by the DoT, was to provide compensation to Trustees for actual services to the Trust and, ultimately, to the investor shareholders. When the size of the fee shrank and necessary expenses increased substantially, the Trustees had no justifiable basis to insist on additional compensation and receive payments that were not compensation for services to the Trust. It is absurd to think that additional compensation would be paid before actual management services to the Trust, potentially impairing the performance of those services as well as the Trust's assets.

Minturn ignores the facts on the ground and the consequences to shareholders of paying his additional compensation. With the steep reduction in net asset value and increase in

6

expenses, the Trustees cannot pay Minturn's retirement benefits without charging shareholders a higher fee or significantly cutting back on key resources required to manage the Trust. Such actions would be detrimental to the interests of shareholders. Therefore, the decision by the Trustees to reduce and then eliminate retirement payments to Minturn was consistent with the Trustees' fiduciary obligations. In making that decision, the Trustees acted in the best interest of shareholders, given the facts and circumstances facing the Trust at the time. Paying Minturn's additional compensation would force the Trustees to violate the DoT and breach their fiduciary duties.

CONCLUSION

For the foregoing reasons, plaintiff Robert B. Minturn's motion for partial summary judgment on Count IV of his Complaint must be denied.

Respectfully submitted,

BRUCE H. MONRAD,
PETER J. BLAMPIED,
GEORGE P. BEAL, and
CHARLES R. DAUGHERTY

By their attorneys,

/s/ E. Page Wilkins
David E. Lurie, BBO #542030
E. Page Wilkins, BBO #654535
Lurie Friedman LLP
One McKinley Square
Boston, MA 02109
Tel: (617) 367-1970
Fax: (617) 367-1971
Email: dlurie@luriefriedman.com
        pwilkins@luriefriedman.com

Dated: January 14, 2022

CERTIFICATE OF SERVICE

I, E. Page Wilkins, hereby certify that this document filed through the CM/ECF system be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) on January 14, 2022.

/s/ *E. Page Wilkins*
E. Page Wilkins (BBO # 654535)

United States District Court
District of Massachusetts

Robert B. Minturn,	)
	)
Plaintiff,	)
	)
v.	) Civil Action No.
	) 20-10668-NMG
Ernest E. Monrad, et al.,	)
	)
Defendants.	)
	)

MEMORANDUM & ORDER

GORTON, J.

Plaintiff Robert Minturn ("plaintiff" or "Minturn") alleges

that the Trustees of Northeast Investors Trust (collectively,

"defendants") improperly withheld retirement benefits owed to

him pursuant to a 1989 contract and thereby breached their

fiduciary duty under the Employee Retirement Income Security Act

of 1974, 29 U.S.C. § 1001, et seq. ("ERISA"). In the

alternative, plaintiff seeks to recover those benefits based

upon a common law breach of contract claim. Pending before the

Court is plaintiff's motion for partial summary judgment on the

latter claim.

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I.   Background

A. Factual Background

The Northeast Investors Trust ("the Trust") is a Massachusetts business trust that was organized in 1950. It is a registered investment company that is governed by trustees ("the Trustees") and operates as a mutual fund to manage the pooled capital of its shareholders.

Plaintiff began working for the Trust in the late 1970s and served in various roles prior to his retirement in 2013, including as Clerk, Vice President and Chief Legal Officer. Minturn became a trustee in 1980.

In 1989, the Trustees executed a "Memorandum of Agreement by and among Trustees" ("the Agreement") that provided for trustee compensation among other things. As a trustee, Minturn was a party and signatory to the Agreement. Under its terms, Minturn was entitled to receive $50,000 each quarter as "current Trustee's compensation" as well as $100,000 annually for a ten-year period upon his retirement, incapacity, disability or death. The Agreement provided for Minturn's annual retirement compensation to increase by $25,000 for each $100 million increase in the net assets of the Trust from and after March 31, 1989, which were then approximately $405 million. Because the total net assets of the Trust exceeded $760 million when Minturn retired (i.e., an increase of more than $300 million), he claims

to be entitled to receive $175,000 annually (i.e., an increase

of three times $25,000) for a ten-year period to be paid in

quarterly installments of $43,750.

The parties disagree as to whether Section 8 of the

Agreement providing for the downward adjustment of trustee

retirement compensation under certain circumstances governs the

retirement compensation owed to Minturn. Furthermore, the final

section of the Agreement, Section 11, stipulates:

> Subject always to the best interests of the
> shareholders, it is contemplated and intended as
> between the Trustees of Northeast Investors Trust who
> are signatories hereto that this Agreement and the
> provisions hereof for the benefit of the individual
> Trustees, including provisions with regard to
> entitlement to payments and additional compensation,
> shall survive and continue and be made binding upon
> successor trustees, advisors, management companies, or
> any other individuals or entities becoming entitled to
> trustee, advisory and/or management fees from the
> Trust, however and in whatever form they are paid,
> despite any change of form or manner of management or
> operation of the Trust.

The Trustees amended the Agreement on three subsequent

occasions, in 1994, 1998 and 2005. Only the third and final

amendment appears to have affected Minturn's rights under the

Agreement. It provides that he is to be paid $62,500 quarterly

as "current Officer's compensation" but does not alter his

retirement compensation.

Minturn retired from the Trust on December 31, 2013. From April, 2014, to January, 2018, he received $175,000 annually in equal quarterly installments. At the February, 2018 Trustee meeting, however, the Trustees voted to reduce Minturn's retirement compensation. Minturn subsequently received quarterly payments of $10,000 until the Trustees stopped all payments to him in April, 2019. Since his retirement, Minturn has thus received retirement compensation from the Trust totaling $750,000.

B. Procedural Background

Plaintiff filed his complaint in this Court in April, 2020, alleging: wrongful denial of benefits in violation of ERISA § 502(a)(1)(B) (Count I), breach of fiduciary duty in violation of ERISA § 502(a)(3) (Count II), entitlement to attorneys' fees and costs pursuant to 29 U.S.C. § 1132(g) (Count III) and, in the alternative, breach of contract (Count IV). In October of that year, the Court allowed defendants' motion to dismiss with respect to those portions of the complaint that sought to hold the Trust itself liable but otherwise denied the motion.

Minturn filed his motion for partial summary judgment on Count IV pursuant to Fed. R. Civ. P. 56(a) in July, 2021. Defendants timely opposed the motion.

- 4 -

II.   Motion for Summary Judgment

A. Legal Standard

The role of summary judgment is "to pierce the pleadings and to assess the proof in order to see whether there is a genuine need for trial." Mesnick v. Gen. Elec. Co., 950 F.2d 816, 822 (1st Cir. 1991) (quoting Garside v. Osco Drug, Inc., 895 F.2d 46, 50 (1st Cir. 1990)). The burden is on the moving party to show, through the pleadings, discovery and affidavits, "that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law." Fed. R. Civ. P. 56(a).

A fact is material if it "might affect the outcome of the suit under the governing law...." Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 248 (1986). A genuine issue of material fact exists where the evidence with respect to the material fact in dispute "is such that a reasonable jury could return a verdict for the nonmoving party." Id.

If the moving party satisfies its burden, the burden shifts to the nonmoving party to set forth specific facts showing that there is a genuine, triable issue. Celotex Corp. v. Catrett, 477 U.S. 317, 324 (1986). The Court must view the entire record in the light most favorable to the non-moving party and make all reasonable inferences in that party's favor. O'Connor v.

- 5 -

Steeves, 994 F.2d 905, 907 (1st Cir. 1993). Summary judgment is warranted if, after viewing the record in the non-moving party's favor, the Court determines that no genuine issue of material fact exists and that the moving party is entitled to judgment as a matter of law. Celotex Corp., 477 U.S. at 322-23.

B. Application

To sustain a claim for breach of contract under Massachusetts law, a plaintiff must demonstrate the existence of a valid and binding contract, that the defendant breached the terms of that contract and that the plaintiff consequently suffered damages. See, e.g., Scholz v. Goudreau, 901 F.3d 37, 43 (1st Cir. 2018). Parties do not dispute that the first and, assuming a breach, the third of those elements have been satisfied. Rather, they disagree only as to whether defendants breached the 1989 Agreement by altering Minturn's retirement compensation.

Minturn argues in the affirmative, relying upon both the language of the contract and extrinsic evidence of the signatories' intent. Defendants, not surprisingly, refute plaintiff's conclusion by contending that, while the contract spells out Minturn's projected retirement compensation, Section 11 of the Agreement, quoted supra in its entirety, permits the Trustees to modify those payments subject to the "best interests of the shareholders". The matter thus turns on the interpretation of that provision.

Under Massachusetts law, contract interpretation is a question of law suitable for resolution on summary judgment unless the Court finds that the terms of the contract are ambiguous. See Salls v. Dig. Fed. Credit Union, 349 F. Supp. 3d 81, 86 (D. Mass. 2018), and cases cited. Controversy alone does not create ambiguity. See Bank v. Int'l Bus. Machines Corp., 145 F.3d 420, 424 (1st Cir. 1998) (quoting Wyner v. North Am. Specialty Ins. Co., 78 F.3d 752, 754 (1st Cir. 1996)).

> Rather, a contract is only ambiguous where an agreement's terms are inconsistent on their face or where the phraseology can support reasonable differences of opinion as to the meaning of the words employed and obligations undertaken.

Farmers Ins. Exch. v. RNK, Inc., 632 F.3d 777, 783 (1st Cir. 2011) (quoting Bank v. Int'l Bus., 145 F.3d at 424). To determine whether ambiguity exists, "the court must first examine the language of the contract by itself, independent of extrinsic evidence." Id. (quoting Bank v. Thermo Elemental Inc., 451 Mass. 638, 648 (2008)). That language is to be interpreted based upon its plain meaning while "giving full effect to the document as a whole." Given v. Com. Ins. Co., 440 Mass. 207, 209 (2003). Only if a contract is ambiguous such that a reasonable person could interpret it in the manner proposed by the non-moving party does a contract present a question of fact for a jury. <u>Nadherny</u> v. <u>Roseland Prop. Co.</u>, 390 F.3d 44, 49 (1st Cir. 2004).

The Court therefore starts out with the language of the Agreement, specifically Section 11. The parties engage in a semantic battle concerning the applicability of the contractual phrase "[s]ubject always to be best interests of the shareholders." Minturn contends that the phrase relates only to that section which concerns binding future management fee recipients to the terms of the Agreement. By contrast, defendants aver that the clause qualifies the entirety of the 1989 Agreement such that the Trustees can revise all of the provisions enumerated, including Minturn's retirement compensation, based upon the best interests of the shareholders.

Minturn has the better of the argument. Although the provision is an example of how not to draft a contract, it is apparent that the introductory clause modifies the signatories' intent that the Agreement:

> survive and continue and be made binding upon...any individuals or entities becoming entitled to trustee, advisory and/or management fees from the Trust[.]

Thus, the Agreement may impact future management fee recipients "[s]ubject always to the best interests of the shareholders" but that phrase has no bearing on the substantive obligations set forth in other sections of the contract.   The plaintiff aptly characterizes the provision as precatory, i.e., advisory.

Defendants' efforts to avoid that conclusion are strained and, indeed, unreasonable.   Glossing over the plain language of the Agreement, defendants propose to abrogate its provisions by subjecting all of them to "the best interests of the shareholders", as that term is interpreted by the Trustees.   Not only is that interpretation irrational given the plain language and structure of Section 11, but it would also negate the purpose of the contract.   The preceding ten sections of the Agreement describe both the labor and retirement compensation terms with respect to Minturn and other trustees.   If the Agreement were read as proposed by defendants, it would allow the Trustees effectively to invalidate the substance of the entire Agreement under certain, highly subjective conditions. Such an interpretation is untenable and, consequently, Section 11 does not abrogate Minturn's claim.   Furthermore, the Court need not determine whether Section 8 of the Agreement applies to Minturn because neither party asserts that the conditions specified under that section were met before the Trustees decreased and eventually cut off his payments.

The only citation defendants offer in support of their conclusion that the "subject to" clause should be read as a guiding principle for the entire Agreement is the century-old case of Green v. Danahy, 223 Mass. 1 (1916). The contract in that case, which concerned a burial plot, was entirely distinguishable from the one at hand. The terms of that contract were "subject to the regulations therein contained and such others as may be from time to time prescribed." Id. at 5. That broad conditional phrase is dissimilar to the contractual language here in which the "subject to" clause directly precedes, and therefore logically applies to, a specific following contractual provision.

Here, where the contractual terms in question are unambiguous, the Court declines to examine the proffered extrinsic evidence. Alicea v. Machete Music, 744 F.3d 773, 786 (1st Cir. 2014) ("[E]xtrinsic evidence may be used as an interpretive guide only after the judge or the court determines that the contract is ambiguous on its face or as applied." (quoting Bank v. Thermo, 451 Mass. at 648)). The Agreement, including the plain language of Section 11 and the import of the document as a whole, make clear that defendants' interpretation is unacceptable.

ORDER

For the foregoing reasons, the motion of plaintiff Minturn

for summary judgment on Count IV (Docket No. 52) is **ALLOWED**.

So ordered.

                                   /s/ Nathaniel M. Gorton
                                   Nathaniel M. Gorton
                                   United States District Judge

Dated February 10, 2022